Exhibit 99.1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have questions, you may contact Canopy Growth’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-877-657-5857 (toll free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com or Canopy Growth’s Investor Relations group at 1-855-558-9333 x 122 or invest@canopygrowth.com.

Notice of Annual and Special Meeting of Shareholders and

Management Information Circular

September 26, 2018

1:00 p.m. (Ottawa time)

Canopy Growth Corporation

Smiths Falls Campus (White Building)

1 Hershey Drive

Smiths Falls, Ontario K7A 0A8

Dated August 22, 2018

The Board of Directors unanimously supports the proposed transactions discussed in the enclosed management information circular and recommends that shareholders vote FOR the Transaction Approval Resolution.

Contents

Message to Shareholders	iv
Notice of Annual and Special Meeting of Shareholders (the “Meeting”)	vii
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
Questions and Answers About the Transaction	3
What am I voting on in respect of the transaction?	3
What level of Shareholder support is required to approve the Transaction?	3
Why should I vote in favour of the Transaction?	4
What happens if the Transaction is not approved by Shareholders?	4
Can Shareholders approve only a portion of the Transaction?	5
What does the Board think of the Transaction?	5
Has the Corporation received a fairness opinion in connection with the Transaction?	5
When does the Corporation expect the Transaction will be effective?	5
What approvals are required for the Transaction?	6
What will the impact of the Transaction be on the Corporation?	6
What is going to happen to the Canopy Board?	6
What if I have other questions?	7
Voting Information	7
Proxy Solicitation	7
Who can vote	7
How many votes do you get	7
How to vote	7
Appointing a different proxyholder	10
How your proxy will be voted	10
Shareholder approval	10
Questions	11
Voting Securities and Principal Security Holders	11
Business of the Meeting	11
I. Receipt of Financial Statements	11
II. Appointment of Auditor	11
III. Election of Directors	11
Director Nominees	12
IV. The Transaction	16
Background to the Transaction	16
Recommendation of the Board	19
Reasons for Recommendation of the Board	19
Risk Factors Concerning the Transaction	22
Fairness Opinion	23
Transaction Approval Resolution	23
Transaction Documents	24
CBG Nominees	33
Toronto Stock Exchange	36
MI 61-101 Related Party Transaction Requirements	36
Other Regulatory Matters	37
Risk Factors	38
Corporate Governance Practices	44
Board Mandate	44
Lead Director	44
Orientation and Continuing Education	44
Ethical Business Conduct	44
Exercise of Independent Judgment – Conflicts of Interest	45
Nomination of Directors	45
Assessments	45
Chief Executive Officer	45
Board Skills Matrix	46
Director Term Limits and Other Mechanisms of Board Renewal	46
Diversity	47
Corporate Governance, Compensation and Nominating Committee	47

Audit Committee	48
Meeting Attendance	49
Executive Compensation	50
Summary Compensation Table	50
Statement of Executive Compensation	51
Compensation Discussion and Analysis	52
Compensation Benchmarking and Peer Group	53
Building Blocks of Compensation	55
Compensation Components	55
Financial Instruments	62
Compensation Governance	62
Performance Graph	63
Employment Agreements	64
Bruce Linton	64
Mark Zekulin	64
Olivier Dufourmantelle	65
Rade Kovacevic	65
Tim Saunders	66
Termination and Change of Control Benefits	66
Securities Authorized for Issuance under Equity Compensation Plans	68
Stock Option overhang, dilution and burn rates	68
Director Compensation	68
Director Compensation Table	70
Outstanding Share-Based Awards and Option-Based Awards	70
Incentive Plan Awards Vested During the Year	71
Indebtedness of Directors and Executive Officers	71
Interest of Certain Person in Matters to be Acted Upon	72
Interest of Informed Persons in Material Transactions	72
Interest of Management in Material Transactions	72
Shareholder Proposals for 2019 Annual Meeting	73
Price Range and Trading Volume of the Common Shares	73
Prior Purchases and Sales	73
Additional Information	75
Approval of the Board of Directors	76
Schedule A – Transaction Approval Resolution	A-1
Schedule B – Fairness Opinion	B-1
Schedule C – Consent of Financial Advisor	C-1

Message to Shareholders

Canopy Growth Corporation (the “Corporation”) is pleased to invite you to join us at our annual general and special meeting of shareholders (the “Meeting”). The Meeting will be held at the Corporation’s Smiths Falls Campus, in the White Building, 1 Hershey Drive, in Smiths Falls, Ontario K7A 0A8 on September 26, 2018 at 1:00 p.m. (Ottawa time).

The accompanying management information circular (this “Circular”) contains important information about voting on the business to be transacted at the Meeting, the director nominees, our Board of Directors and its committees, our governance practices, and how we compensate our directors and executives.

At the Meeting, shareholders will be asked to consider an additional equity investment in the Corporation by an affiliate of Constellation Brands, Inc. (“Constellation”).

As previously announced, on November 2, 2017, Greenstar Canada Investment Limited Partnership (“Greenstar”), an affiliate of Constellation, made an investment in the Corporation of $244,990,084.25 on a private placement basis in exchange for: (i) 18,876,901 common shares in the capital of the Corporation (the “Common Shares”) and (ii) 18,876,901 Common Share purchase warrants (the “2017 Warrants”).

As announced on August 15, 2018, Constellation, through its affiliate CBG Holdings LLC (“CBG”), has committed to making an additional investment in the Corporation of C$5.079 billion on a private placement basis (the “Investment”) in exchange for (i) 104,500,000 Common Shares, and (ii) 139,745,453 Common Share purchase warrants (the “2018 Warrants”). CBG is acquiring the Investment Common Shares at a price of C$48.60 per share, which represented a 37.9% premium to the 5-day volume weighted average price of the Common Shares on the Toronto Stock Exchange and a 51.2% premium to the closing price on August 14, 2018. If exercised, the 2018 Warrants would provide for at least an additional C$4.459 billion to the Corporation.

In addition to the Investment, shareholders will be asked to approve matters ancillary to the Investment, including certain agreements and the election of new directors (such matters being collectively referred to as the “Transaction”).

If the Transaction is completed, Constellation will indirectly hold an approximate 38% equity interest in the Corporation upon closing assuming full exercise of the 2017 Warrants and 55% assuming full exercise of the 2017 Warrants and 2018 Warrants, as more particularly described in the accompanying Circular.

The Investment, the largest to date in the cannabis space, marks a significant expansion of Constellation’s strategic partnership with the Corporation and will provide funds which Canopy Growth intends to deploy to strategically build and/or acquire key assets needed to establish global scale in the nearly 30 countries pursuing a federally permissible medical cannabis program, while also rapidly laying the global foundation needed for new recreational cannabis markets. We believe the Investment will position the Corporation as the global leader in cannabis production, branding, intellectual property and retailing.

The Board of Directors of the Corporation (the “Board”), after consultation with its legal and financial advisors, unanimously determined that the Transaction is in the best interests of the Corporation and is fair to Shareholders (other than Constellation and its affiliates). The Board unanimously recommends that Shareholders vote FOR the resolution approving the Transaction.

The recommendation of the Board is based on various factors described more fully in the accompanying Circular.

The enclosed documents also describe the Transaction and related matters in more detail and set forth the actions to be taken by you at the annual and special meeting.

The Transaction is subject to approval by not less than a majority of the votes cast by shareholders (excluding Common Shares beneficially held by Constellation and its directors and officers, or over which Constellation or its directors and officers exercise control or direction, including the Common Shares held by Greenstar), obtaining regulatory approvals under the Competition Act (Canada) and Investment Canada Act, and other customary closing conditions described in the accompanying Circular.

Your participation in the Meeting is important to us. We encourage all shareholders to take the opportunity to read the accompanying Circular in advance of the Meeting as it details information that will assist you in exercising your right to vote as a shareholder.

Registered shareholders can exercise their right to vote on the business before the Meeting by either attending in person or by completing and submitting a proxy. Instructions on how to vote by proxy are included in the accompanying Circular.

Non-registered shareholders, including those who hold Common Shares through a brokerage account, will receive a voting instruction form that can be used to provide voting instructions. The voting instruction form contains instructions on how to complete the form, where to return it to and the deadline for returning it. It is important to read and follow the instructions on the voting instruction form in order to have your vote count.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-877-657-5857 (toll free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

We look forward to seeing you at the Meeting. Here’s to Future Growth.

Sincerely,

Bruce Linton Co-Chief Executive Officer and Chairman of the Board	John Bell Lead Director

v

Your Vote Counts!

Registered Shareholders

If your common shares (the “Common Shares”) of the Canopy Growth Corporation (the “Corporation”) are registered in your own name, you are a registered shareholder of the Corporation (a “Shareholder”). You will have received a form of proxy from the Corporation’s transfer agent, Computershare Investor Services Inc. Complete and sign your form of proxy and mail your form of proxy in the postage-paid envelope provided. To vote in person at the annual and special meeting of Shareholders (the “Meeting”), see page 14 of the management information circular (the “Circular”).

Non-Registered Shareholders

If your Common Shares are held in the name of a nominee (securities broker, trustee or other financial institution), you are a non-registered Shareholder. You will have received a request for voting instructions from your broker or other nominee. Follow the instructions on your voting instruction form to vote by telephone, Internet or complete and sign the voting instruction form and mail in the postage-paid envelope provided. To vote in person at the Meeting, see page 14 of the Circular.

Notice of Annual and Special Meeting of Shareholders (the “Meeting”)

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of shareholders (collectively, the “Shareholders” or individually, a “Shareholder”) of Canopy Growth Corporation (the “Corporation”) will be held as follows:

Where:	Canopy Growth Corporation Smiths Falls Campus White Building 1 Hershey Drive Smiths Falls, Ontario K7A 0A8	When:	September 26, 2018 1:00 p.m. (Ottawa time)

Business of the Meeting

At the Meeting, Shareholders will be asked to:

1.	receive the audited financial statements of the Corporation for the financial year ended March 31, 2018, together with the report of the auditors thereon;

2.	elect directors (subject to approval of the Transaction (as defined in the accompanying management information circular (“Circular”));

3.	appoint our auditor and authorized the directors of the Corporation to fix their remuneration;

4.

consider and, if thought advisable, approve an ordinary resolution, the full text of which is set forth in Schedule A to the accompanying Circular, authorizing the Corporation to issue on a private placement basis 104,500,000 common shares in the capital of the Corporation (the “Common Shares”) and 139,745,453 warrants to purchase Common Shares to CBG Holdings LLC (or its affiliates or permitted assignees); the removal of Murray Goldman and Chris Schnarr as directors of the Corporation; the election of William Newlands, David Klein and Judy Schmeling as directors of the Corporation; and certain other matters relating to the Transaction; and

5.	transact any other business which may properly come before the meeting.

A form of proxy and a Circular accompany this Notice.

Shareholders who are unable to be present in person at the Meeting are requested to complete and sign the enclosed form of proxy and return it in the envelope provided or mail the proxy form to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1 or send the proxy form by facsimile to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. Proxy forms must be received not later than 1:00 p.m. (Toronto time) on September 24, 2018. The chair of the Annual and Special Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice. If you have any questions relating to the meeting, please contact Kingsdale Advisors by telephone at 1-877-657-5857 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleadvisors.com. For additional inquiries, you may contact the Corporation’s Investor Relations group at 1-855-558-9333 x 122 or invest@canopygrowth.com.

Dated August 22, 2018

By order of the Board of Directors

Bruce Linton

Co-Chief Executive Officer and Chairman of the Board

CANOPY GROWTH CORPORATION

MANAGEMENT INFORMATION CIRCULAR

All information in this management information circular (“Circular”) is current as of August 22, 2018 and all currency amounts are expressed in Canadian dollars, unless otherwise indicated, and where used herein the terms “Corporation”, “Canopy Growth”, “Canopy”, as well as terms such as “we”, “us”, “our”, refer to Canopy Growth Corporation, together with its subsidiaries, unless otherwise indicated or the context otherwise requires.

This Circular is being sent by the management of the Corporation to the holders (the “Shareholders”) of the Corporation’s common shares (the “Common Shares”) in connection with the solicitation of proxies to be voted at the Annual and Special Meeting of the Shareholders to be held on Wednesday, September 26, 2018 (the “Meeting”) at the time and place and for the purposes set out in the Notice of Meeting and at any adjournment or postponement thereof.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Circular contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities legislation respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plan”, “expect”, “is expected”, “intend”, “believe”, “anticipate”, “estimate”, or variations of such words and phrases (including negative and grammatical variations) or state that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur, or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Corporation to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Such forward-looking statements in this Circular speak only as of the date of this Circular. Forward-looking statements in this Circular, but are not limited to, statements with respect to the timing and completion of the proposed transaction, shareholder approval of the proposed transaction, applicable government and regulatory approvals of the proposed transaction and the timing of any applications and filings in respect thereof, anticipated use of proceeds and investments in respect of cash on hand, exercise by Constellation Brands Inc. of any warrants, benefits from the proposed transaction, similarities between the cannabis and total beverage alcohol categories, the impact of covenants in favour of the Corporation, future expansion efforts, the leadership of the Corporation in the cannabis industry, the impact of the transaction on the Corporation’s market position, the composition of the Corporation’s management team and board of directors, the location of the Corporation’s headquarters, future operational and production capacity and requirements, the impact of any enhanced infrastructure and production capabilities, cash on hand following the transaction, assumptions in respect of the outstanding convertible notes issued by the Corporation, assumptions in respect of the share capital and convertible securities of the Corporation, future success and anticipated available product selection.

By their very nature, these statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in Circular include, but are not limited to, the factors included under the heading “Business of the Meeting – IV. The Transaction – Risk Factors”, and other factors and uncertainties disclosed from time-to-time in the Corporation’s filings with the Canadian Securities Administrators or with the United States Securities Exchange Commission, including its annual information form dated June 28, 2018, which could cause actual future performance to differ from current expectations. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-

looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Questions and Answers About the Transaction

The following are some of the questions that you, as a Shareholder, may have in respect of the transaction with CBG Holdings LLC and answers to those questions. These questions are provided for convenience only and should be read in conjunction with this Circular.

What am I voting on in respect of the transaction?

Shareholders are voting on the issuance of (i) 104,500,000 Common Shares, and (ii) 139,745,453 Common Share purchase warrants (the “2018 Warrants”) to CBG Holdings LLC (“CBG”), an affiliate of Constellation Brands, Inc. (“Constellation”), at a price of $48.60 per Common Share (or $5,078,700,000 in the aggregate) (referred to as the “Investment”). 88,472,861 of the 2018 Warrants (the “Tranche A Warrants”) will have an exercise price of $50.40 and will be immediately exercisable at any time, and from time to time, for a period of three years following the Closing Date. 51,272,592 of the 2018 Warrants (the “Tranche B Warrants”) will have an exercise price based on the five-day volume weighted average trading price of the Common Shares on the TSX at the time of exercise and will have a term of three years from the closing date. The Tranche B Warrants will become immediately exercisable if and when all of the Tranche A Warrants have been exercised. CBG is acquiring the Investment Common Shares at a price of $48.60 per share, which represented a 37.9% premium to the 5-day volume weighted average price of the Common Shares on the Toronto Stock Exchange (the “TSX”), and a 51.2% premium to the closing price on August 14, 2018. If exercised, the Tranche A Warrants would provide for additional proceeds to the Corporation of approximately $4.459 billion.

In addition to authorizing the Investment, Shareholders are being asked to approve matters ancillary to the Investment, including certain agreements, and the exercise by Constellation of its rights under such agreements, and the reconstitution of the Board (such matters being collectively referred to as the “Transaction”), all as further described in this Circular.

The Subscription Agreement between the Corporation and CBG entered into on August 14, 2018 (the “Subscription Agreement”) effecting the Investment contemplates that Greenstar Canada Investment Limited Partnership (“Greenstar”), an indirect wholly-owned subsidiary of Constellation that completed the initial Constellation investment in the Corporation on November 2, 2017, CBG and the Corporation will enter into an Amended and Restated Investor Rights Agreement (the “A&R IRA”) on the closing date of the Transaction (the “Closing Date”). Pursuant to the A&R IRA, the board of directors of the Corporation (the “Board”) will be increased from five directors to seven directors, of which CBG will have the right to designate four nominees (the “CBG Nominees”) for election or appointment to the Board so long as the CBG Group (as defined in the A&R IRA) continues to hold a target number of shares. Accordingly, as part of approving the Transaction, the Shareholders are also approving the A&R IRA and the reconstitution of the Board, which will thereafter comprise Bruce Linton, John Bell, Peter Stringham, William Newlands, David Klein and Judy Schmeling. Following completion of the Transaction, once CBG and Canopy identify and select a seventh CBG Nominee pursuant to the Subscription Agreement, the Board will exercise its authority under the Canada Business Corporations Act to increase the size of the Board to seven members to satisfy the Corporation’s obligations under the A&R IRA and will appoint such CBG Nominee to fill the vacancy to hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA.

See “Business of the Meeting – IV. The Transaction – Background to the Transaction”. The full text of the resolution in respect of the Transaction is set out in Schedule A (the “Transaction Approval Resolution”).

What level of Shareholder support is required to approve the Transaction?

The Transaction must be approved by a majority of votes cast at the Meeting, in person or by proxy, by Shareholders other than certain interested and related parties (such approving Shareholders, the “Minority Shareholders”). The Minority Shareholders exclude Constellation, CBG and Greenstar and their respective affiliates and directors and senior officers, as more particularly described below under “Business of the Meeting – IV. The Transaction – The Transaction Approval Resolution” and “Business of the Meeting – IV. The Transaction – MI 61-101 Related Party Transaction Requirements”.

The directors and officers of the Corporation have entered into voting support agreements with CBG, pursuant to which they have agreed to vote an aggregate of approximately 4% of the outstanding Common Shares in favour of the Transaction Approval Resolution.

Why should I vote in favour of the Transaction?

The Board believes that the expansion of the strategic partnership between Constellation and the Corporation, together with Constellation’s investment, will allow the Corporation to accelerate its global expansion plans.

The Transaction is part of a larger strategic partnership between Constellation and the Corporation that includes Greenstar’s initial equity investment in the Corporation in November 2017. Through Greenstar, Constellation currently indirectly holds a 14.1% equity stake in the Corporation (including the warrants issued to Greenstar in 2017). If the Transaction is completed, Constellation will invest cash in excess of $5 billion and indirectly hold an approximate 38% equity interest in the Corporation upon closing assuming the full exercise of 18,876,901 common share purchase warrants issued on November 2, 2017 (the “2017 Warrants”) (55% assuming the full exercise of the 2018 Warrants on a fully-diluted basis at a cost of at least $4.5 billion).

The foregoing fully-diluted percentages take into account: (A) the Common Shares issuable upon the exercise of the 2017 Warrants, (B) options to purchase 18,824,025 Common Shares and 29,930 restricted stock units granted by the Corporation pursuant to its omnibus incentive plan, (C) the successful completion of the proposed acquisition of Hiku Brands Company Ltd. by the Corporation by statutory plan of arrangement in accordance with the terms and conditions of the arrangement agreement dated July 10, 2018, (D) the assumed cash settlement of all issued and outstanding 4.25% convertible senior notes due 2023 (the “Convertible Notes”) issued by the Corporation pursuant to an indenture dated June 20, 2018 (the “Indenture”), and (E) the assumption that no further Common Shares or securities convertible into Common Shares in the capital of the Corporation are issued between August 14, 2018 and the Closing Date.

In making its recommendation that Shareholders vote FOR the Transaction Approval Resolution, the Board carefully considered a number of factors described in this Circular, including receipt of a fairness opinion (the “Fairness Opinion”) of its financial advisor, Greenhill & Co. Canada Ltd. (the “Financial Advisor”). Based upon and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Financial Advisor provided its opinion to the Board that, as of August 14, 2018, the consideration to be received by the Corporation pursuant to the Investment is fair, from a financial point of view, to the Corporation. The full text of the Fairness Opinion, including a description of its assumptions, qualifications and limitations and a summary of the Financial Advisor’s valuation methodologies, is attached as Schedule B to this Circular.

See “Business of the Meeting – IV. The Transaction – Reasons for the Recommendation of the Board” and “Business of the Meeting – IV. The Transaction – Fairness Opinion”.

What happens if the Transaction is not approved by Shareholders?

In order to proceed, the Transaction must be approved by a majority of Common Shares voted, in person or by proxy, by Minority Shareholders at the Meeting. If the Transaction is not approved by Shareholders, the Corporation will neither receive any investment proceeds nor benefit from the proposed expansion of its strategic partnership with Constellation. Under the Subscription Agreement, so long as the Board does not change its recommendations that the Shareholders vote for the Transaction Approval Resolution, there are no other consequences if the Transaction is not approved by Shareholders, except in certain circumstances in respect of an alternative acquisition proposal. The Corporation must pay CBG a termination fee if the Transaction is not approved by Shareholders, but only if (A) prior to the failure to obtain Shareholder approval an acquisition proposal for the Corporation shall have been made to the Corporation or publicly announced by any person other than CBG (or any of its affiliates or any person acting jointly or in concert with any of the foregoing) and not withdrawn and (B) within 12 months following the date of the failure to obtain Shareholder approval, (1) the Corporation enters into a definitive agreement in respect of an acquisition proposal (whether or not such acquisition proposal is the same acquisition proposal referred to in clause (A) above) and such acquisition proposal is later consummated (whether or not within such 12 month period) or (2) an acquisition proposal shall have been consummated (whether or not such acquisition proposal is the same acquisition proposal referred to in clause (A) above).

In addition, if the Transaction is not completed, the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

At the Meeting, Shareholders will be approving the normal course election of the Board. If the Transaction is not approved, the Board will consist of the five directors elected at the Meeting and not the directors elected pursuant to the Transaction.

See “Business of the Meeting – IV. The Transaction – Transaction Agreements” and “Business of the Meeting – IV. The Transaction – Risk Factors”.

Can Shareholders approve only a portion of the Transaction?

No. Shareholders are being asked to approve the Transaction as a whole, including the issuances of Common Shares and the 2018 Warrants, the change to the size of the Board, the election of a new board of directors, the Subscription Agreement, the A&R IRA and other ancillary documents. The Transaction was negotiated between the Corporation and Constellation as an integrated package and Shareholders may not vote to approve only parts of the Transaction.

What does the Board think of the Transaction?

The Board, after consultation with its legal and financial advisors, unanimously determined that the Transaction is in the best interests of the Corporation and fair to Shareholders, other than Constellation and its affiliates. The Board unanimously recommends that Minority Shareholders vote FOR the Transaction Approval Resolution.

Has the Corporation received a fairness opinion in connection with the Transaction?

In making its recommendation that Shareholders vote FOR the Transaction Approval Resolution, the Board carefully considered a number of factors described in this Circular, including receipt of the Fairness Opinion. On August 14, 2018, the Financial Advisor provided its opinion to the Board that, based upon and subject to the assumptions, qualifications and limitations set out in the Fairness Opinion, the Financial Advisor was of the opinion that, as of such date, the consideration to be received by the Corporation pursuant to the Investment was fair, from a financial point of view, to the Corporation. The full text of the Fairness Opinion can be found at Schedule B to this Management Information Circular.

When does the Corporation expect the Transaction will be effective?

If approved by the Shareholders at the Meeting and the other closing conditions are satisfied, it is anticipated that the Transaction will be consummated by the end of October 2018.

What approvals are required for the Transaction?

The closing of the Transaction is subject to approval by not less than a majority of the votes cast, in person or by proxy, by the Minority Shareholders at the Meeting. The Transaction is also subject to obtaining regulatory approvals under the Competition Act (Canada) and Investment Canada Act, and other customary closing conditions, including approval by the TSX and New York Stock Exchange and receipt of any required third-party consents. See “Business of the Meeting – IV. The Transaction – Transaction Documents”, “Business of the Meeting – IV. The Transaction – Toronto Stock Exchange” and “Business of the Meeting – IV. The Transaction – MI – 61-101 Related Party Transaction Information”. The Transaction is not subject to any financing or due diligence condition.

What will the impact of the Transaction be on the Corporation?

Pursuant to the Transaction, CBG will acquire an aggregate of 104,500,000 Common Shares for over $5 billion, and 139,745,453 2018 Warrants, which if exercised would realize additional proceeds of at least $4.5 billion for the Corporation. The Common Shares to be issued represent approximately 47% of the currently issued and outstanding Common Shares and the 2018 Warrants represent approximately 63% of the currently issued and outstanding Common Shares. As a result of the Investment, Constellation and its affiliates will hold approximately 38% of the issued and outstanding Common Shares (assuming the full exercise of the 2017 Warrants), and, upon exercise of the 2018 Warrants. Constellation and its affiliates would hold approximately 58.5% of the then issued and outstanding Common Shares or approximately 55% of the then issued and outstanding Common Shares on a fully-diluted basis (as more particularly described in this Circular).

In addition, Constellation and its affiliates will have certain rights under the A&R IRA, including the right to nominate four members of the Corporation’s Board. In addition, Constellation and its affiliates will have certain approval rights over certain fundamental transactions that may be undertaken by the Corporation.

What is going to happen to the Canopy Board?

Although this Circular contemplates the election of directors to serve and hold office in connection with the Corporation’s annual director elections, the Corporation anticipates that upon closing of the Transaction, as a result of the Transaction Approval Resolution, the composition of the Board will be reconstituted. Specifically, the Transaction Approval Resolution contemplates that Murray Goldman and Chris Schnarr will be removed as directors effective as of the closing of the Transaction and William Newlands, David Klein and Judy Schmeling will be elected as directors of the Corporation as nominees of CBG. In the event of the closing of the Transaction, as a result of the Transaction Approval Resolution, the Board will be reconstituted to consist of Bruce Linton, John Bell, Peter Stringham, William Newlands, David Klein and Judy Schmeling, each of whom will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA.

Pursuant to the Subscription Agreement and the A&R IRA, Canopy and CBG have agreed that the Board will comprise seven directors, four of whom will be nominees of CBG. At the Meeting, the Transaction Approval Resolution contemplates that only six directors will be elected, of which, three will be nominees of CBG. Following completion of the Transaction, once CBG and Canopy identify and select a seventh CBG Nominee in accordance with the Subscription Agreement, the Board will exercise its authority under the Canada Business Corporations Act to increase the size of the Board to seven members to satisfy the Corporation’s obligations under the A&R IRA and will appoint such CBG Nominee to fill the vacancy to hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA.

What if I have other questions?

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-877-657-5857 (toll free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting Information

The following are some of the general questions that you, as a Shareholder, may have in respect of voting at the Meeting and answers to those questions. These questions are provided for convenience only and should be read in conjunction with this Circular.

Proxy Solicitation

You received this Circular in connection with management’s solicitation of proxies for the Meeting of Shareholders of the Corporation. The Meeting will be held at the time and place and to transact the business set out in the notice of annual and special meeting accompanying this Circular. The Corporation is soliciting proxies primarily by mail. Proxies may also be solicited personally or by telephone by employees, officers and directors of the Corporation. The Corporation has retained Kingsdale Advisors (the “Proxy Solicitation Agent”), as its strategic shareholder advisor and proxy solicitation agent to assist it in connection with the Corporation’s communications with Shareholders. Questions may be directed to Kingsdale Advisors by telephone at 1-877-657-5857 (toll free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. The engagement agreement with the Proxy Solicitation Agent contains customary terms and conditions which provide that the Proxy Solicitation Agent will be paid a fee of $150,000 plus out-of-pocket expenses. The Corporation may also utilize the Quickvote™ Service of Broadridge Financial Solutions, Inc. to assist eligible non-registered holders with voting their shares. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation materials to non-registered holders of the Common Shares. The Corporation pays the costs of soliciting proxies.

Who can vote

On August 8, 2018, the date for determining which Shareholders are entitled to vote at the Meeting (the “Record Date”), there were 221,495,800 outstanding Common Shares that were eligible to vote on each of the matters to be voted on at the Meeting. To meet the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the Common Shares voted by Minority Shareholders will be counted separately. Completion of the Transaction will require approval by a majority of votes cast, in person or by proxy, by Minority Shareholders at the Meeting.

How many votes do you get

You are entitled to one vote for each common share registered in your name or beneficially owned by you on the Record Date.

How to vote

How you vote depends on whether you are a “non-registered holder” (or “beneficial owner”) or “registered holder” of Common Shares. Most Shareholders are non-registered holders. Information regarding voting is set out in the table below.

Type of Shareholder
	Non-registered holders	Registered holders
Determining what type of Shareholder you are

You are a non-registered holder if Common Shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, or a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the intermediary is a participant, and therefore do not have the shares registered in your own name.

For your shares to be voted, carefully follow the instructions on the voting instruction form that you have received from your intermediary in the package containing this Circular.

You are a registered holder if your name appears on a certificate representing the Common Shares or, if registered electronically, the Common Shares are registered with the Corporation’s transfer agent in your name and not held on your behalf by an intermediary. You may vote in person at the Meeting or appoint another person, called a proxyholder, to attend the Meeting and vote on your behalf (see “Appointing a Different Proxyholder” below for details).

Carefully follow the instructions on the form of proxy that you have received in the package containing this Circular.

To vote in person at the Meeting

Insert your name in the space provided or mark the appropriate box on the enclosed voting instruction form to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise permitted by your intermediary. A form of proxy will then be mailed to you. Ensure that you register with Corporation, Computershare Investor Services Inc. (the “Transfer Agent”), when you arrive at the Meeting.

Do not complete the form of proxy or return it. Ensure that you register with the Transfer Agent when you arrive at the Meeting.
To vote by proxy if you do not wish to attend the Meeting

Complete the enclosed voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary. You can either mark your voting instructions in the voting section of the form or appoint a proxyholder to attend the Meeting and vote your shares for you (see “Appointing a Different Proxyholder” below for details).

Mail: Complete and sign the enclosed form of proxy or another legal form of proxy and return the form in the envelope provided or as otherwise indicated on the form of proxy (see “Appointing a Different Proxyholder” below for details).

Online: Complete and sign the enclosed form of proxy and follow the instructions on your proxy form to vote online using the control number on your form

Telephone: Call 1-866-732-VOTE (8683) and provide them with the control number on your form

Type of Shareholder
	Non-registered holders	Registered holders
Returning the form	Carefully follow the instructions of their intermediary, including those regarding when and where the voting instruction form is to be delivered.

Completed forms of proxy must be received by the Transfer Agent at:

100 University Ave., 8th Floor, Toronto, ON M5J 2Y1

Attention: Proxy Department

in the enclosed envelope, not later than 48 hours before the Meeting. Late proxies may be accepted or rejected by the chair of the Meeting in his or her sole discretion, and the chair is under no obligation to accept or reject any particular proxy.

Changing your vote	Please contact your intermediary for directions on how to revoke your voting instructions.

If you have signed and returned the enclosed form of proxy or another legal form of proxy, you may revoke it by depositing written notification (a) at the registered office of the Corporation, at 515 Legget Drive, Suite 800, Ottawa, ON K2K 3G4 Attention: Chief Financial Officer, at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, (b) by phone or online through the transfer agent up to and including the second last business day preceding the day or the Meeting, or an adjournment thereof, or (c) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A non-registered holder may fall into two categories: (i) those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”); and (ii) those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their Non-Objecting Beneficial Owners from intermediaries. Pursuant to NI 54-101, issuers may obtain and use the Non-Objecting Beneficial Owners list in connection with any matters relating to the affairs of the issuer, including the distribution of proxy-related materials directly to Non-Objecting Beneficial Owners. The Corporation is sending meeting materials directly to Non-Objecting Beneficial Owners and uses and pays intermediaries and agents to send the meeting materials to such Shareholders. The Corporation intends to pay for intermediaries to deliver the Meeting materials to Objecting Beneficial Owners.

The meeting materials are being sent to both registered holders and non-registered holders. If the Corporation or its agents have sent these materials directly to a non-registered holder, such non-registered holder’s name, address and information about holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on such non-registered holder’s behalf.

By choosing to send the meeting materials to directly to non-registered holders, the Corporation (and not the intermediary holding securities on behalf of a non-registered holder) have assumed responsibility for delivering these materials to non-registered holders, and executing the non-registered holder’s proper voting instructions. Non-registered holders should return their voting instruction form as specified in the request for voting instructions that was sent to them.

Appointing a different proxyholder

You can appoint a different proxyholder if you are a registered holder or non-registered holder. The persons named as proxyholders in the enclosed form of proxy or voting instruction form are directors and/or officers of the Corporation. If you wish to appoint a different person to represent you at the Meeting, you may do so in one of the ways set out in the table below. Proxies must be received by the Transfer Agent or at the registered office of the Corporation at least 48 hours before the Meeting. Contact information for the Transfer Agent and for the registered office of the Corporation is set out above under the headings “Registered holders – Returning the Form” and “Registered holders – Changing your Vote”.

Registered holders	Non-registered holder

Strike out the names of the persons designated in the accompanying form of proxy and insert the name of the person you wish to appoint in the blank space provided, or execute another legal form of proxy.

Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.

Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.

Your proxyholder must attend the Meeting in person in order for your vote to be taken.

How your proxy will be voted

If you are eligible to vote and you have properly voted, the proxyholder will be required to vote your common shares in accordance with your instructions. With respect to the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD. With respect to the approval of the Transaction, you may vote FOR or AGAINST. In all cases, an abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal. Unless otherwise specified, if you appoint the director and/or officer designated as the proxyholder in the enclosed form of proxy or voting instruction form your shares will be voted FOR the appointment of Deloitte LLP as auditor and to authorize the Board to set their remuneration, FOR the election of each nominee set out under the heading “Director Nominees” and FOR the Transaction Approval Resolution.

The enclosed form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this Circular, or other matters that may properly come before the Meeting. As of the time of printing of this Circular, management is not aware of any amendment, variation or other matter expected to come before the Meeting. If other matters properly come before the Meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in his or her discretion.

Shareholder approval

A simple majority of the votes cast, in person or by proxy, will constitute approval of each matter specified in this Circular; provided however that in respect of the Transaction Approval Resolution, such votes shall exclude the Common Shares beneficially held by Constellation, or over which it exercises control or direction.

Questions

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Corporation’s Proxy Solicitation Agent, Kingsdale Advisors, by telephone at 1-877-657-5857 (toll free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting Securities and Principal Security Holders

The Corporation has fixed the close of business on August 8, 2018 as the Record Date for the purposes of determining Shareholders entitled to receive the Notice and vote at the Meeting. As at the Record Date, 221,495,800 Common Shares carrying the right to one vote per share at the Meeting were issued and outstanding. As of the date of this Circular, there were 221,850,316 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying 10% or more of the voting rights attached to the Common Shares.

Business of the Meeting

I. Receipt of Financial Statements

The Corporation’s audited financial statements and management’s discussion and analysis for the year ended March 31, 2018, together with the auditor’s report on those statements, will be presented to the Shareholders at the Meeting.

II. Appointment of Auditor

Deloitte LLP (“Deloitte”) has been the auditor of the Corporation since March 25, 2014. The Audit Committee of the Board has assessed the performance and independence of Deloitte and the Board recommends that Deloitte be reappointed as auditor of the Corporation until the close of the next annual shareholders’ meeting.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of Deloitte as the Corporation’s auditor and to authorize the Board to fix their remuneration.

The Board recommends that you vote FOR the appointment of Deloitte LLP as auditor and to authorize the Board to fix their remuneration.

III. Election of Directors

The Board presently consists of five directors, all of whom were elected at the last annual meeting of shareholders. Information about each nominated director can be found in the “– Director Nominees” section of this Circular. Shareholders can vote for all of the proposed directors set forth herein, vote for some of them and withhold for others, or withhold for all of them. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed pursuant to the by-laws of the Corporation.

Notwithstanding the foregoing, if the Transaction Approval Resolution is approved at the Meeting, upon closing of the Transaction, the Board will be reconstituted and will consist of Bruce Linton,

John Bell, Peter Stringham, William Newlands, David Klein and Judy Schmeling, each of whom will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA. See “Business of the Meeting – IV. The Transaction – CBG Nominees”.

In August 2016, the Board adopted a “majority voting” policy which stipulates that if a director nominee receives more “withhold” votes than “for” votes at an uncontested shareholders meeting, then such nominee must immediately tender his or her resignation for consideration by the Corporate Governance, Compensation and Nominating Committee. The Corporate Governance, Compensation and Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board to accept the resignation unless exceptional circumstances exist that would warrant the applicable director continuing to serve on the Board. Within 90 days of the date of the relevant shareholders’ meeting, upon considering the Corporate Governance, Compensation and Nominating Committee’s recommendation, the Board will accept the director’s offer to resign unless exceptional circumstances exist that warrant the director remaining on the Board. The resignation will be effective when accepted by the Board. A news release will be issued promptly to announce the decision that is reached by the Board and if the Board chooses to not accept a director’s offer to resign, the news release will fully describe the reasons for that decision. No director that is required to tender his or her resignation pursuant to the “majority voting” policy shall participate in the deliberations or recommendations of the Corporate Governance, Compensation and Nominating Committee or the Board with respect to the director’s offer to resign. The Board may fill any vacancy resulting from a resignation pursuant to the “majority voting” policy in accordance with the Corporation’s by-laws and articles and applicable corporate laws. A copy of the majority voting policy is available at www.sedar.com.

Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this Circular. If, for any reason at the time of the Meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).

The Board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.

Director Nominees

John K. Bell Cambridge, ON Canada Independent(1) Director Since October 28, 2014

Mr. Bell is the Chair of Onbelay Capital Inc, a merchant bank investing in early stage growth companies (public and private) in technology, cannabis and biotechnology. He is the founder of Shred-Tech Limited - the global leader in the mobile document shredding and recycling industries. After selling Shred-Tech in 1995 to a NYSE-listed company, he purchased Polymer Technologies Inc. which he grew from a local plastics company to a worldwide auto parts manufacturer before exiting to private equity in 2007. Mr. Bell was the Chair and lead investor in BSM Technologies Inc. (TSX-GPS) where he changed out board and management, profitably growing the company before successfully exiting in 2014. He was also interim CEO of ATS Automation Tooling Systems (TSX-ATA), providing strategic leadership in changing out the board and senior management. Past directorships include the Royal Canadian Mint, Tuckamore Capital Management Inc., BSM Technologies Inc. and ATS Automation Tooling Systems. He is past Chair of Waterloo Regional Police, Cambridge Memorial Hospital and The Waterloo Region Prosperity Council. Mr. Bell is a Fellow of The Institute of Chartered Accountants of Ontario, a graduate of the ICD program at The Rotman School of Business at the University of Toronto, The Ivey School of Business at Western University and the Owner/Presidents Program at Harvard University.

Key Areas of Expertise/Experience
Public company board experience CPA designation Information technology Corporate governance

Attendance record for Fiscal 2018	Other directorships
Board: 7/7 Audit: 4/4 CGCNC(2): 4/4	Strongco Corporation DelMar Pharmaceuticals Inc. Canopy Rivers Corporation

Equity Ownership

Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
2018	100,000	N/A	177,083	277,083

2017	100,000	N/A	177,083	277,083

2016	-	N/A	225,000	225,000

Murray Goldman(3) Toronto, ON Canada Non-independent(1) Director Since August 28, 2015

Mr. Goldman is the former Chairman of Bedrocan Canada Inc. and joined the Board of Directors when Bedrocan was successfully acquired by the Corporation. Mr. Goldman is the founder and Chairman of The Goldman Group, a fully integrated real estate development company that has developed and built in Canada, the United States and Israel for over 50 years. In 2010, Mr. Goldman received the NAIOP lifetime achievement award acknowledging his leadership in this field. Mr. Goldman continues to serve as a director of a number of prominent organizations and is a major investor and founder of a number of innovative medical and scientific research companies.

Key Areas of Expertise/Experience
Real estate industry International business Operations Pharmaceutical Industry

Attendance record for Fiscal 2018	Other directorships
Board: 7/7	None.

Equity Ownership

Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
2018	4,407,268	N/A	411,000	4,818,268

2017	4,495,968	N/A	411,000	4,906,968

	2016	4,495,968	N/A	286,000	4,906,968
Bruce Linton(4)(5) Ottawa, ON Canada Non-independent (1) Director Since March 26, 2014

Mr. Linton is the founder of Canopy Growth Corporation and co-founder of Tweed Marijuana Incorporated and has been Chairman of the Board since 2013 and the Chief Executive Officer since 2014. In addition to his leadership responsibility at Canopy Growth Corporation, since 2007 Bruce has been the President of HBAM Holdings Inc. and from 2013 to 2017, the CEO of communications company Martello Technologies Corporation, where he is now the Co-Chairman of the Board. After beginning his career at Newbridge Networks Corporation, he has since held positions that include General Manager and Re-Founder of Computerland.ca, President and Co-Founder of webHancer Corporation, and part of the establishing team at CrossKeys Systems Corporation. He was also part of the leadership team for the NASDAQ/TSX initial public offering at CrossKeys Systems Corporation. He is the past Chairman of the Ottawa Community Loan Foundation, past Board Member on World Bank Water and Sanitation Program Council, past Board Member and Treasurer of Canada World Youth, past Board of Governor for Carleton University, past President of the Nepean Skating Club, and past President of Carleton University Students Association.

	Key Areas of Expertise/Experience
	Public company board experience Cannabis industry CEO experience Government relations
	Attendance record for Fiscal 2018		Other directorships
	Board: 7/7		Martello Technologies Corporation
	Equity Ownership

	Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
	2018	2,742,511	N/A	666,667	3,409,178

	2017	2,942,711	N/A	750,000	3,692,711

	2016	3,221,711	N/A	250,000	3,471,711
Chris Schnarr(6) Mississauga, ON Canada Independent(1) Director Since March 26, 2014

Mr. Schnarr is the Managing Director of Lorian Group Inc., a capital markets consultancy. Mr. Schnarr has over 25 years of experience founding, managing, and advising growth companies, including strategy, corporate finance, capital markets, corporate development, M&A, financial reporting, and governance. His functional experience across executive positions spans Treasurer, Executive Vice President, Chief Financial Officer, President, and Chief Executive Officer. From May 2014 to November 2016, Mr. Schnarr acted as President and CFO of Delivra Inc. a Corporation involved in the development and sale of transdermal products and technologies and from August 2011 to August 2013, he acted as CEO and Director of BioExx Specialty Proteins Ltd. Mr. Schnarr has over 20 years of public corporation board experience across TSX:V and TSX listed companies, as well as extensive committee experience.

	Key Areas of Expertise/Experience

	CFO experience Finance and capital markets Public company board experience Mergers and acquisitions
	Attendance record for Fiscal 2018		Other directorships
	Board: 7/7 Audit: 4/4 CGCNC(2): 4/4		Canopy Health Innovations Inc. Beckley Canopy Therapeutics Inc. Vitalhub Corp.
	Equity Ownership

	Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
	2018	-	N/A	-	0

	2017	-	N/A	50,000	50,000

	2016	-	N/A	200,000	200,000
Peter E. Stringham Toronto, ON Canada Independent(1) Director Since September 15, 2016

Mr. Peter E. Stringham retired in 2016 as Chairman and Chief Executive Officer of The Young & Rubicam Group of Companies. Mr. Stringham served as the Chief Executive Officer of Young & Rubicam Brands at Young & Rubicam, Inc. since March 2, 2007. Mr. Stringham served as Group General Manager of Marketing of HSBC Holdings PLC. and HSBC Bank plc. since 2001. He served as Head of Global Marketing for HSBC Holdings plc. until March 2007. He joined HSBC in 2001 and served for 6 years, where he was instrumental in positioning it as the ‘world’s local bank’ in a series of local advertising and marketing campaigns and has helped build HSBC into one of the world’s most recognized brands.

	Key Areas of Expertise/Experience
	CEO experience Marketing Executive compensation Retail and consumer products industries
	Attendance record for Fiscal 2018		Other directorships
	Board: 7/7 Audit: 4/4 CGCNC(2): 4/4		None.
	Equity Ownership

	Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
	2018	10,000	N/A	125,000	135,000

	2017	-	N/A	125,000	125,000

2016	-	N/A	-	-

(1)

“Independent” and “non-independent” refer to whether a director is “independent” for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices. Currently, the majority of the directors of the Corporation are independent.

(2)	Denotes the Corporate Governance, Compensation and Nominating Committee of the Corporation.
(3)

Mr. Goldman is not considered independent because Bedrocan Canada Inc. (“Bedrocan”), a subsidiary of the Corporation, leases two facilities from The Goldman Group, of which Mr. Goldman is the founder and controlling shareholder. See “Interest of Management in Material Transactions”.

(4)	Mr. Linton is not considered independent as he is currently the Co-Chief Executive Officer of the Corporation.
(5)

In December 2010, while Bruce Linton was a director of Sitebrand Inc. (“Sitebrand”) its wholly owned subsidiary, Sitebrand.com Inc., filed a Notice of Intention to make a proposal to its creditors and obtained protection from its creditors under the provisions of the Bankruptcy and Insolvency Act and in February 2011 Sitebrand.com Inc. made an assignment in bankruptcy under the provisions of the Bankruptcy and Insolvency Act. While Bruce Linton was a director of Sitebrand, Sitebrand was subject to a cease trade order issued by the Ontario Securities Commission on April 4, 2011 and British Columbia Securities Commission on April 7, 2011 for failure to file required audited annual financial statements and interim financial statements in the prescribed time. This cease trade order was revoked on August 5, 2011.

(6)

Chris Schnarr was a director and an officer of BioExx Specialty Proteins Ltd. and its subsidiaries (“BioExx”) which was a reporting issuer listed on the TSX. Mr. Schnarr resigned from the board of directors and as an officer of BioExx and its subsidiaries on August 28, 2013. On October 1, 2013, BioExx commenced proceedings under the Companies’ Creditors Arrangement Act (Canada). On the same date, the trading of BioExx’s shares on the TSX was halted and on November 6, 2013 the shares of BioExx were delisted from the TSX.

IV. The Transaction

Background to the Transaction

On November 2, 2017 Greenstar, an affiliate of Constellation, made an initial investment in the Corporation of $244,990,084.25 on a private placement basis to acquire from the Corporation: (i) 18,876,901 Common Shares at a price per share of $12.9783 and (ii) 18,876,901 Common Share purchase warrants (referred to herein as the 2017 Warrants) (the “Initial Investment”). The exercise price of the 2017 Warrants is $12.9783 (subject to customary adjustments). The 2017 Warrants are exercisable in two equal tranches, with the first tranche having become exercisable on August 1, 2018 and the second becoming exercisable on February 1, 2019. Subject to certain exceptions, the 2017 Warrants will expire on May 1, 2020. The Corporation principally used the proceeds from the issuance of the Common Shares in the Initial Investment to fund the expansion of its international growing platform and to support ongoing investments in value-add processing and new product development and research.

In connection with the Initial Investment, Constellation received Board observer rights, information access rights, inspection rights and certain intellectual property rights pursuant to an investor rights agreement dated October 27, 2017 and a commercialization agreement dated October 27, 2017 (the “Commercialization Agreement”). Pursuant to the Commercialization Agreement, Constellation has been providing broad support to the Corporation in the areas of consumer analytics, market trending, marketing and brand development to the Corporation focused primarily on beverages. In addition, the Corporation and Constellation have been collaborating to develop and market cannabis-based beverages that can be marketed as adult use products in markets where and when such products are legal.

In June 2018, the Corporation raised $600 million aggregate principal amount through the issuance of the Convertible Notes, $200 million of which were subscribed for by Greenstar. The conversion price for the Convertible Notes is currently $48.17 per Common Share, subject to adjustment.

Since the completion of the Initial Investment, representatives of Canopy and Constellation have been working collaboratively with a view to assessing opportunities for development of the cannabis-based beverage market and the creation of new brands under which the companies could market such products.

In late July 2018, Bruce Linton, the Corporation’s Chairman of the Board and Co-Chief Executive Officer, met with David Klein, the Chief Financial Officer of Constellation, and Garth Hankinson, Senior Vice President, Corporate Development of Constellation. During the meeting, Messrs. Klein and Hankinson first presented the conceptual idea of Constellation taking a larger position in Canopy with a view to using Canopy as Constellation’s sole platform for addressing the cannabis market.

On July 28, 2018, the Corporation contacted the Financial Advisor to engage the Financial Advisor as its exclusive financial advisor in connection with the potential transaction involving Constellation.

On July 30, 2018, Mr. Hankinson telephoned Mr. Linton to advise him that Constellation would be delivering a non-binding indicative term sheet regarding a possible transaction to increase Constellation’s stake in the Corporation. Later that day, Mr. Hankinson delivered such term sheet to Mr. Linton that contemplated a private placement of Common Shares that would result in Constellation holding approximately 40% of the outstanding Common Shares and additional warrants that would, on exercise, result in Constellation holding approximately 55% of the outstanding Common Shares. Such term sheet also contemplated an amended investor rights agreement that would provide Constellation with board representation and additional rights.

On August 1, 2018, Mr. Linton, together with Mark Zekulin, the Co-Chief Executive Officer and President of Canopy, Tim Saunders, the Chief Financial Officer of Canopy, and Phil Shaer, the Chief Legal Officer of Canopy, met with Mr. Klein, Mr. Hankinson and Jim Bourdeau, Executive Vice President and General Counsel of Constellation, to discuss the proposed transaction contemplated by the non-binding indicative term sheet. During the meeting, the parties discussed various aspects of the proposed transaction, including possible transaction structures, pricing and revisions to the investor rights agreement in favour of Constellation and the strategic commercialization agreement between the companies.

During August 2 and 3, 2018, Messrs. Linton, Zekulin, Saunders and Shaer met with Messrs. Hankinson and Bourdeau to further discuss the structure of a potential transaction as well as the terms under which the proposed investment might be completed on a basis satisfactory to Constellation and Canopy.

During the evening of August 6, 2018, Constellation provided Canopy with initial drafts of the proposed Subscription Agreement and A&R IRA for discussion purposes.

On August 7, 2018, the Board met to discuss the benefits and risks of the proposed transaction and the prospect of an expanded relationship with Constellation. During the meeting, the Board considered the proposed treasury offering of Common Shares at a market valued premium for aggregate proceeds of approximately $5 billion, which would result in Constellation’s indirect aggregate ownership increasing to approximately 40% (excluding the Convertible Notes held by Constellation, but assuming exercise of the 2017 Warrants). The Board also discussed the possibility of issuing warrants to purchase additional Common Shares to Constellation that would result in Constellation’s aggregate indirect ownership increasing to approximately 55% of the issued and outstanding Common Shares. The Board discussed pricing considerations for the warrants, taking into account the need for the exercise price to be at a significant premium to current market prices. In assessing the transaction, the Board considered views provided by Constellation with respect to its proposal to increase its position in the Corporation, including Constellation’s strategic decision to expand its investment in the cannabis industry and the benefits of partnering with the Corporation as its exclusive platform and global partner. The Board discussed the benefits of the transaction and the availability of financing to support the Corporation’s growth prospects.

The Board also considered the benefits of a stronger relationship with Constellation, including Constellation’s global presence in consumer trends, shifting preferences and Constellation’s market insights and ability to build strong connections to distinct brand positioning connecting consumers with brand loyalty. In assessing the proposed transaction, the Board assessed the merits of the transaction, its prospects for the use of proceeds from the transaction and a variety of potential risks and adverse considerations that the transaction presented for the Corporation.

During the meeting of the Board held on August 7, 2018, legal counsel to the Corporation confirmed that the proposed transaction would require the approval of Minority Shareholders. Constellation’s Board observer did not attend such meeting or any subsequent Board meeting at which the proposed transaction was discussed.

On August 8, 2018, representatives of Canopy, the Financial Advisor and LaBarge Weinstein LLP, legal counsel to the Corporation, attended a conference call with representatives of Constellation, Goldman Sachs, Constellation’s financial advisor, and Osler, Hoskin & Harcourt LLP, legal counsel to Constellation. During the call, the parties discussed the risks and merits of a potential transaction, the necessary approvals of such a transaction and certain terms of the proposed transaction.

Later that day, to facilitate ongoing discussions and negotiations, representatives of Constellation travelled to Ottawa to meet with representatives of Canopy and its advisors.

During the period from August 8, 2018 through August 13, 2018, representatives of Constellation attended at the offices of LaBarge Weinstein LLP in Ottawa, together with representatives of their financial advisor, Goldman Sachs. During this period, representatives of Osler, Hoskin & Harcourt LLP also participated in discussions and negotiations with representatives of Constellation and Canopy. Representatives of Constellation and its advisors continued to meet with representatives of the Corporation, the Financial Advisor and its external legal counsel over that period. During such meetings, the parties discussed and negotiated the terms and conditions upon which the transaction would be completed. During this period, legal counsel for the Corporation and Constellation also prepared and negotiated drafts of the proposed Subscription Agreement and A&R IRA for review and consideration by the parties.

On August 10, 2018, the Board met to discuss and consider the potential transaction. During the meeting, management updated the Board with respect to the status of discussions and provided an overview of the draft transaction documents. Among other things, the Board discussed the benefits of the potential transaction to the Corporation and its Shareholders, possible alternative transactions and structures, the proposed composition of the Board and prospective uses for the proceeds of the offering. In assessing possible alternative transactions, the Board considered the benefits and risks of the proposed transaction as compared to the benefits and risks of a stand-alone strategy, with or without Constellation, as well as the merits of a possible strategic review process that could consider a sale of the business.

On August 12, 2018, the independent members of the Board met for an update with respect to the status of the proposed transaction. The Corporation’s legal counsel and the Financial Advisor attended the meeting. During the meeting, the Corporation’s legal counsel reviewed the duties and responsibilities of the Board generally and considerations relating to the process undertaken by the Corporation in the course of negotiations with Constellation, including the determination of the Corporation not to undertake a broader strategic process. The independent members of the Board also discussed alternatives to the proposed transaction. During the meeting, the Financial Advisor discussed strategic alternatives and the impact of the proposed transaction on the Corporation’s minority shareholders.

On August 14, 2018, representatives of the Corporation and Constellation, together with their advisors, participated in substantial discussion with respect to the proposed transaction documents.

During the afternoon of August 14, 2018, the Board met to consider the transaction and the Corporation’s financial statements. Shortly after the close of markets on August 14, 2018, the Corporation released its financial statements for the three-month period ended June 30, 2018.

During the evening of August 14, 2018, representatives of Canopy and Constellation, together with their financial advisors and legal counsel, settled the terms of the proposed transaction and the Subscription Agreement and A&R IRA. Representatives of Constellation advised Canopy that the board of directors of Constellation had approved the proposed transaction.

Later that night of August 14, 2018, the Board met to consider the transaction. During the meeting, members of management, the Corporation’s external legal counsel and the Financial Advisor formally presented the settled terms of the transaction. Representatives of the Corporation’s legal counsel reviewed with the Board the material terms of the proposed definitive agreements to give effect to the transaction. Following a discussion of the terms, the Financial Advisor reviewed the proposed transaction from a financial point of view. The Financial Advisor delivered an oral presentation to the Board, which included an oral opinion to the effect that, as of that date, the consideration to be received by the Corporation pursuant to the Transaction was fair, from a financial point of view, to the Corporation. Following the meeting, the Financial Advisor confirmed its oral opinion by delivery of a written fairness opinion dated as of August 14, 2018, a copy of which is attached as Schedule B to this Circular.

Following completion of the presentations, the Board discussed the proposed transaction. In assessing the transaction, the Board considered the reasons for and the risks in relation to the transaction described elsewhere in this Circular. After discussion and consideration, the Board concluded that the significant benefits to the Corporation of the Transaction justified pursuing and advancing the Transaction. The Board therefore unanimously determined that that the Transaction was in the best interests of the Corporation and fair to Shareholders (other than the Excluded Shareholders). The Board unanimously approved the entering into of the Subscription Agreement.

Following completion of the Board meeting, late in the night on August 14, 2018, Canopy and Constellation executed and delivered the Subscription Agreement, and a press release announcing the Transaction was disseminated early in the morning on August 15, 2018.

Recommendation of the Board

The Board, after consultation with its legal and financial advisors, unanimously determined that the Transaction is in the best interests of the Corporation and is fair to Minority Shareholders of the Corporation (the “Board Recommendation”). The Board unanimously recommends that Shareholders vote FOR the Transaction Approval Resolution.

Reasons for Recommendation of the Board

In making its recommendation that Shareholders vote FOR the Transaction, the Board carefully considered a number of factors, including those listed below. The Board based its recommendation upon the totality of the information presented to and considered by it in light of its knowledge of the business, financial condition and prospects of the Corporation, after having undertaken a thorough review of, and having carefully considered the terms of the Transaction, and after consulting with financial and legal advisors, including receiving the Fairness Opinion.

The following summary of the information and factors considered by the Board is not intended to be exhaustive, but includes a summary of the material information and factors considered in the consideration of the Transaction. In view of the variety of factors and the amount of information considered in connection with the consideration of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. The Transaction was determined to be in the best interests of the Corporation and fair to all Shareholders (other than Constellation and its affiliates) and unanimously approved by the Board. In addition, the Board was unanimous in its recommendation to the Shareholders to vote FOR the Transaction.

•

Our Cooperation with Constellation is Now Expanded Beyond Beverages to Include all of our Products. Canopy will benefit from Constellation’s expertise and resources across the entire breadth of current and new products. The current partnership between Canopy and Constellation is limited to non-alcoholic cannabis-based beverages. Under the expanded strategic partnership, Canopy can more effectively expand and improve products in existing markets and come-to-

market with new, competitive product offerings. Partnership across the entire suite of cannabis-related products will enable Constellation and Canopy to control the consumer relationship and delivery science as the global market explores legal cannabis frameworks. Further, we expect cannabis to demonstrate similar category dynamics to total beverage alcohol: premium consumer brands, channel & distribution complexity, and large-scale production requirements, all of which play to the strengths of Constellation.

•

Provides Substantial Financial Benefit to the Corporation. If the Transaction closes, the aggregate subscription price payable by CBG to the Corporation will be approximately $5.079 billion, plus an additional $4.459 billion if Constellation exercises its Tranche A Warrants and additional proceeds if Constellation exercises its Tranche B Warrants. Such proceeds will substantially strengthen the Corporation’s balance sheet, thus allowing it to, among other benefits, significantly accelerate its global expansion plans, deploy funds to strategically build and/or acquire key assets needed to establish global scale, provide a strong signal to the market about its leadership position, reinforce its first mover advantage by expanding globally as new markets and opportunities emerge, and maintain management’s focus on executing the Corporation’s business plan instead of fund-raising in the capital markets. Inevitably, the expansion of the global cannabis market will attract competitors with greater financial resources than currently exist today. With the Investment, the Corporation will be able to secure sufficient capital resources to fund growth at the speed and scale required to compete with well-funded new entrants and cement Canopy’s position as both a current and future market leader.

•

Offers a Significant Premium to the Common Share Trading Price. CBG is acquiring the Investment Common Shares at a price of C$48.60 per share, which represented a 37.9% premium to the five-day volume weighted average price (“VWAP”) of the Common Shares on the Toronto Stock Exchange and a 51.2% premium to the closing price on August 14, 2018. As part of its investment, Constellation is receiving 139.7 million new warrants, which are exercisable for a three-year period following the Closing Date in accordance with their terms. Of those, 88.5 million are exercisable at a price per share of C$50.40, a 43% premium to Canopy’s VWAP and a 56.8% premium to the closing price on August 14, 2018.

•

Expands Strategic Partnership with Constellation. Although Constellation currently holds an 8.5% equity stake in the Corporation through Greenstar (or approximately 16.5% including its 2017 Warrants), the Transaction would result in Constellation holding a significantly larger equity stake of approximately 38% (including its 2017 Warrants, 55% assuming full exercise of the 2017 and 2018 Warrants) (please refer to the description of how these percentages are calculated under the heading “Questions and Answers About the Transaction – Why I should vote in favour of the Transaction”). In connection with the Transaction, under the A&R IRA, Constellation has agreed that it will use the Corporation for all of its cannabis opportunities. In addition, pursuant to the terms of the Services Agreement, the Corporation is expected to benefit from Constellation’s understanding of brand-building, marketing, consumer insights, and mergers and acquisition activities, as well as the strength and experience of the CBG Nominees (as new additions to the Board).

•

Constellation Brands is a Global Leader in the Total Beverage Alcohol Category. Constellation’s strategic partnership will provide expertise in consumer insights, and a proven ability to translate those insights into strong consumer connections and brand loyalty. Further, Canopy will benefit from Constellation’s global footprint as a platform for expansion. The new partnership provides the financial strength, resources, and production expertise required to continue Canopy’s aggressive expansion into new markets and cultivate brand equity as a first mover and market leader. Canopy will also benefit from Constellation’s knowledge and experience operating in the regulated alcoholic beverage industry, which are expected to be transferrable to the cannabis industry, including, in particular, with respect to production, brand building, distribution and retail.

•

Ability to Accept Alternative Proposals. Prior to obtaining shareholder approval, the Corporation is still permitted to consider alternative transactions that are submitted to it. In addition, the Transaction may be terminated by the Board if prior to obtaining the shareholder approval, the Board authorizes the Corporation to enter into a proposed agreement for an alternative Acquisition Proposal that constitutes a “Superior Proposal”, provided that the Corporation is then in compliance with its covenant not to solicit alternative Acquisition Proposals and that prior to or concurrent with such termination the Corporation pays a termination fee, subject to the terms of the Subscription Agreement.

•	Shareholder Approval. The Transaction will not be completed unless it is approved by not less than a majority of the votes cast at the Meeting by Minority Shareholders. See “– Shareholder Resolution.”

•	Fairness Opinion. The Board received the Fairness Opinion from the Financial Advisor as described in greater detail under “– Fairness Opinion”.

•

Likelihood of Closing. The Initial Investment closed on November 2, 2017. As a result of the Initial Investment, Constellation already beneficially owns 8.5% of the current issued and outstanding Common Shares and holds Warrants that, if exercised, would result in Constellation holding approximately 16.5% of the then outstanding Common Shares. The obligation of CBG to complete the Investment is subject to a limited number of closing conditions and is not subject to a due diligence or any financing condition. CBG has represented to the Corporation in the Subscription Agreement that it had on August 14, 2018, and will have on the closing date of the Transaction, cash on hand or sufficient financing to permit CBG to perform its financial obligations under the Subscription Agreement.

•

Constellation’s Certainty to Provide Financing. Relative to other capital raise alternatives, in either debt or future equity markets, the Board is confident in Constellation’s ability to finance and close the Transaction. Should the Transaction not be completed and the Board decides to seek another source of capital, there is no assurance that Canopy will receive financing or sufficient financing from another party on similar or more favorable terms.

•

Adequate Capitalization Today at a Premium Allows Us to Avoid Future Dilution, Potentially at a Discount. Constellation’s investment provides Canopy with sufficient resources to fund ambitious and robust long-term growth plans. The benefit of a transaction of this scale is twofold; firstly, it provides Canopy with the financial flexibility to opportunistically invest in and acquire key assets, without having to raise additional capital. Additional funding requirements may slow down, due to process time and market risks, or altogether inhibit Canopy’s ability to finance opportune growth investments. Secondly, Constellation’s conviction in both the growth opportunity of the cannabis industry and Canopy’s market-leading capabilities provides rationale for a favorable premium to Canopy’s historical share price. In a subsequent capital raising event, Canopy risks raising capital at a discount to market prices, creating incremental dilution or earnings destructive financing terms. Constellation’s proposed investment has allowed Canopy and the Board to understand and assess the terms the Transaction without the urgency of time-sensitive capital requirements.

•

Constellation’s Commitment to an Investment in Canopy Ensures Long Term Alignment. Constellation views the evolving global cannabis market as a major, long-term growth opportunity. The emergence of a global, legal cannabis industry is creating high-growth business opportunities that could achieve sufficient scale and consumption to rival beverage alcohol. Constellation’s long-term strategy involves the identification, meeting, and leading of evolving consumer trends and market dynamics. Recognition of the potential cannabis market opportunity requires a recognition that consumers are evolving to integrate cannabis into both their recreational and medical-related product repertoire. Constellation is committed to meeting and growing with these shifting consumer preferences through long-term involvement in the cannabis industry. Canopy provides the deep expertise and industry knowledge, well established R&D and production capabilities, and market leadership to support the sustainability of this involvement. The size of the Transaction is a testament to Constellation’s conviction of the long-term growth opportunities provided by this market and Canopy’s ability to establish sustainable, global leadership.

•

Constellation’s Covenants in Favour of Canopy. Under the A&R IRA, from the Closing Date until the earlier of (A) the date on which the 2018 Warrants have been exercised by CBG, and (B) the expiry or termination of the 2018 Warrants, Constellation and its affiliates shall not, directly or indirectly, acquire Common Shares on any stock exchange on which the Common Shares are listed or in private agreement transactions with Shareholders. The parties also agreed that CBG may make a take-over bid or tender offer in respect of the Corporation in accordance with applicable securities laws, provided that for a period commencing on the Closing Date and ending nine months thereafter, Constellation and its affiliates may not make a take-over bid or tender offer in respect of the Corporation for a price per Common Share of less than $54.00. Finally, while the A&R IRA is in force, Constellation and its affiliates are prohibited from engaging in any lending or short selling of Common Shares or trading involving the use of equity equivalent derivatives in respect of the Common Shares. These covenants in favour of the Corporation are intended to provide market stability and preserve the value of the Corporation. Accordingly, following the Closing Date if Constellation wishes to increase its ownership stake in Canopy over the mid-term (other than through the exercise of the 2017 Warrants and Tranche B Warrants), it will need to do so at a significant premium to the closing price of the Common Shares on August 14, 2018.

Risk Factors Concerning the Transaction

In the course of its deliberations, the Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors”) and potentially negative factors relating to the Transaction, including the following:

•	The Transaction will result in significant dilution to Shareholders.

•

The Transaction will result in Constellation holding, directly or indirectly, a significant voting interest in the Corporation, giving it significant influence over the Corporation, including the ability to nominate 4 out of 7 Board members and certain contractual shareholder approval rights over actions to be taken by the Corporation. If Constellation exercises all of the 2017 Warrants and 2018 Warrants, and assuming no other securities of the Corporation are issued, Constellation would hold in excess of a majority of the voting rights of the outstanding Common Shares and would have voting control over the Corporation, including the right to elect the Board.

•

The Corporation did not conduct a market canvas or run an auction for a broader strategic transaction. If the Corporation had run such a process, alternative value-generating transactions might have come to light that would provide greater benefit to the Corporation or that would provide direct value to Shareholders. Similarly, although the Corporation is expected to benefit from the exclusivity with Constellation for its cannabis activities, the Transaction effectively makes Constellation the Corporation’s exclusive partner for marketing, development and growth.

•	Constellation is not contractually committed to maintaining its equity stake in the Corporation at current levels or at all. If Constellation sells some or all of its Common Shares, including the

Common Shares to be issued in connection with the Investment, the Corporation may not realize the benefits of Constellation’s partnership.

The Board’s reasons for approving the Transaction and recommending that Shareholders vote FOR the Transaction Approval Resolution include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Caution Regarding Forward-Looking Statements” and “– Risk Factors”.

Fairness Opinion

The Corporation initially contacted the Financial Advisor concerning the proposed investment on July 28, 2018. By letter agreement dated August 14, 2018 (the “Engagement Agreement”), the Corporation formally retained the Financial Advisor to act as exclusive financial advisor to the Corporation and the Board in connection with the Investment and any alternative transaction proposal that may be presented for consideration by the Board prior to completion of the Transaction or termination of the Subscription Agreement.

Pursuant to the Engagement Agreement, the Corporation engaged the Financial Advisor to provide its opinion to the Board as to whether, as of August 14, 2018, the consideration to be received by the Corporation pursuant to the Investment is fair, from a financial point of view, to the Corporation. The Financial Advisor was not requested to opine as to, and the Fairness Opinion does not in any manner address, the underlying business decision to proceed with or effect the Investment, or the relative merits of the Investment as compared to other potential strategies or transactions that may be available to the Corporation.

The Financial Advisor will be paid a fee for rendering the Fairness Opinion, which is not contingent upon completion of the Investment or any other transaction. The Corporation has also agreed to pay the Financial Advisor a fee upon completion of the Investment or any alternative to the Investment, to reimburse the Financial Advisor for its reasonable expenses and to indemnify the Financial Advisor and its representatives in respect of certain liabilities that might arise out of its engagement as financial advisor.

At the Board meeting held on the evening of August 14, 2018, the Financial Advisor provided its oral opinion to the Board that, based upon and subject to certain assumptions, qualifications and limitations (which are set out in the Fairness Opinion), as of August 14, 2018, the consideration to be received by the Corporation pursuant to the Transaction was fair, from a financial point of view, to the Corporation. The full text of the Fairness Opinion, including a description of the related assumptions, qualifications and limitations, together with a summary of the valuation methodologies used by the Financial Advisor in preparing the Fairness Opinion, is attached as Schedule B to this Circular.

Transaction Approval Resolution

In order for the Transaction to proceed, under the rules of the TSX Company Manual and under Canadian securities laws the Transaction must be approved by a majority of the votes cast by the Minority Shareholders at the Meeting. See “– MI 61-101 Related Party Transaction Requirements”.

At the Meeting, Minority Shareholders will be asked to consider and, if thought advisable, approve an ordinary resolution approving the Transaction (referred to herein as the Transaction Approval Resolution), the full text of which is set forth in Schedule A. An ordinary resolution means a resolution passed by a majority of the votes cast by the Shareholders who voted in respect of that resolution, either in person or by proxy at the Meeting.

Pursuant to the TSX Company Manual and applicable securities laws, in calculating the requisite approval of the Transaction Approval Resolution, only the votes cast by the Minority Shareholders will be included.

The enclosed form of proxy or voting instruction form permits Shareholders to vote FOR or AGAINST the Transaction Approval Resolution. If you do not specify how you want your Common Shares voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the ordinary resolution approving the Transaction.

Each director and executive officer of the Corporation has agreed to vote all of such individual’s Common Shares FOR the Transaction Approval Resolution.

Transaction Documents

Subscription Agreement

As stated above, On August 14, 2018, the Corporation and CBG entered into the Subscription Agreement, pursuant to which, among other things, CBG agreed to purchase on closing of the Investment an aggregate of 104,500,000 Common Shares at a price per share of $48.60 for an aggregate subscription price of approximately $5.079 billion. Upon issuance, the Common Shares to be acquired pursuant to the Subscription Agreement would result in Constellation holding approximately 38% of the issued and outstanding Common Shares (assuming the full exercise of the 2017 Warrants). In addition, CBG will acquire an aggregate of 139,745,453 2018 Warrants. The 88,472,861 Tranche A Warrants will have an exercise price of $50.40 and will be immediately exercisable at any time, and from time to time, for a period of three years following the Closing Date. The 51,272,592 Tranche B Warrants will have an exercise price based on the five-day volume weighted average trading price of the Common Shares on the TSX at the time of exercise and will have a term of three years. The Tranche B Warrants will become immediately exercisable if and when all of the Tranche A Warrants have been exercised. Together, the 104,500,000 Common Shares issuable in connection with the Investment and the 139,745,453 Common Shares issuable upon the exercise of the Tranche A Warrants and the Tranche B Warrants in accordance with the terms thereof, would represent approximately 55% of the then outstanding Common Shares. The foregoing percentages are calculated on a fully diluted basis including: (A) giving effect to the Common Shares issuable upon the exercise of the 2017 Warrants, (B) options to purchase 18,824,025 Common Shares and 29,930 restricted stock units granted by the Corporation pursuant to its omnibus incentive plan, (C) assuming the successful completion of the proposed acquisition of Hiku Brands Company Ltd. by the Corporation by statutory plan of arrangement in accordance with the terms and conditions of the arrangement agreement dated July 10, 2018, (D) the assumed cash settlement of all issued and outstanding Convertible Notes, and (E) the assumption that no further Common Shares or securities convertible into Common Shares in the capital of the Corporation are issued between August 14, 2018 and the Closing Date.

The Subscription Agreement contains customary representations and warranties from both the Corporation and CBG and each have agreed to customary covenants, including, among others, covenants on the part of the Corporation relating to: (i) the conduct of the Corporation’s business during the interim period between the execution of the Subscription Agreement and the completion of the Transaction; (ii) the Corporation’s obligation to give notice of an amended notice of meeting in respect of the Meeting; and (iii) subject to certain exceptions, the recommendation by the Board that Shareholders approve the Transaction and CBG Nominees. Prior to the Closing Date, unless the Subscription Agreement has been terminated, the Corporation has agreed not to either implement the Shareholder-approved share split or to issue or agree to issue any Common Shares or securities convertible or exercisable into or exchangeable for Common Shares, other than (i) pursuant to the Subscription Agreement, (ii) pursuant to the Corporation’s equity stock purchase plan or omnibus incentive plan, (iii) as agreed between CBG and the Corporation.

Pursuant to the Subscription Agreement, Canopy has agreed that the business of the Meeting will include the reconstitution of the Board and the election of the CBG Nominees. As part of approving the Transaction, the Shareholders will also be approving the removal of Murray Goldman and Chris Schnarr as directors effective as of the closing of the Transaction and the election of William Newlands, David Klein and Judy Schmeling as directors of the Corporation as nominees of CBG. As a result, if the Transaction is approved at the Meeting, the Board will consist of: Bruce Linton, John Bell, Peter Stringham, William Newlands, David Klein and Judy Schmeling. Following completion of the Transaction, once CBG and Canopy identify and select a seventh CBG Nominee pursuant to the Subscription Agreement, the Board will exercise its authority under the Canada Business Corporations Act to increase the size of the Board to seven members to satisfy the Corporation’s obligations under the A&R IRA and will appoint such CBG Nominee to fill the vacancy to hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA.

Covenants of the Corporation regarding Non-Solicitation

Except as expressly provided in Section 5.8 of the Subscription Agreement, the Corporation and its subsidiaries agreed not to, directly or indirectly, through any representative:

(i)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal (as defined below);

(ii)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than CBG and its subsidiaries or affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to lead to an Acquisition Proposal, provided that the Corporation may (A) advise any person of the restrictions of the Subscription Agreement, and (B) advise any person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal (as defined below);

(iii)	make the Corporation Change in Recommendation (as defined below);

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any publicly announced Acquisition Proposal; or

(v)

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 5.8(e) of the Subscription Agreement).

Notice of Acquisition Proposals

If the Corporation, or any of its subsidiaries or any of their respective representatives receives:

(i)	any inquiry, proposal or offer made after the date of the Subscription Agreement that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or

(ii)

any request for copies of, access to, or disclosure of, confidential information relating to the Corporation or any subsidiary in connection with any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books or records of the Corporation or any subsidiary, in each case made after the date of the Subscription Agreement;

then, the Corporation shall promptly and orally notify CBG, and then in writing within 24 hours, of such Acquisition Proposal, inquiry, proposal, offer or request, including the identity of the person making such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions thereof and copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. The Corporation shall keep CBG fully informed on a current basis of the status of material developments and (to the extent permitted by Section 5.8(e) of the Subscription Agreement) material discussions and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any material changes, modifications or other amendments thereto.

Responding to Acquisition Proposals

Notwithstanding any other provision of Section 5.8 of the Subscription Agreement, if at any time following the date of the Subscription Agreement and prior to the Shareholder approval having been obtained, the Corporation receives a request for material non-public information, or to enter into discussions, from a person that proposes to the Corporation an unsolicited bona fide written Acquisition Proposal, the Corporation may engage in or participate in discussions or negotiations with such person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Corporation or its subsidiaries, if any only if:

(i)

the Board determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)

such person is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction with the Corporation or any of its subsidiaries;

(iii)	the Corporation has been, and continues to be, in compliance with its obligations under Section 5.8 of the Subscription Agreement in all material respects; and

(iv)

prior to providing any such copies, access or disclosures, the Corporation enters into a confidentiality and standstill agreement with such person, and any such copies, access or disclosure provided to such person shall have already been (or simultaneously be) provided to CBG.

Right to Match

If the Corporation receives an Acquisition Proposal that constitutes a Superior Proposal prior to the Shareholder approval having been obtained, the Board may, (1) make the Corporation Change in Recommendation in response to such Superior Proposal and/or (2) cause the Corporation to terminate the Subscription Agreement (including payment of the applicable amounts required to be paid pursuant to Section 6.2 of the Subscription Agreement) and concurrently enter into a definitive agreement with respect to the Superior Proposal, if and only if:

(i)

the person making such Superior Proposal is not restricted from making an Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, business purpose, use or similar restriction;

(ii)	the Corporation has been, and continues to be, in compliance with its obligations under the Subscription Agreement;

(iii)

the Corporation or its representatives have delivered to CBG the information required by Section 5.8(d), as well as a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to make the Corporation Change in Recommendation and/or terminate the Subscription Agreement to concurrently enter into the proposed agreement with respect to such Superior Proposal, as applicable, together with a written notice from the Board regarding the value that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under the Acquisition Proposal;

(iv)

the Corporation or its representatives have provided CBG a copy of the proposed agreement with respect to the Superior Proposal and all supporting materials, including any financing documents with customary redactions supplied to the Corporation in connection therewith;

(v)	five business days (the “Response Period”) shall have elapsed from the date on which CBG has received the notice of the Superior Proposal and all other required documentation;

(vi)

during any Response Period, CBG has had the opportunity (but not the obligation) to offer to amend the Subscription Agreement and the terms of the Investment in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)

after the Response Period, the Board (A) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Investment as proposed to be amended by CBG and (B) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to make the Corporation Change in Recommendation and/or to cause the Corporation to terminate the Subscription Agreement to enter into the proposed agreement, as applicable, would be inconsistent with its fiduciary duties; and

(viii)

in the case of the Board exercising its rights under clause (2), prior to or concurrently with terminating the Subscription Agreement, the Corporation enters into such proposed agreement with respect to the Superior Proposal and concurrently pays to CBG the termination payment payable under the Subscription Agreement.

During the Response Period, or such longer period as the Corporation may approve in writing for such purpose: (i) the Board shall review any offer made by CBG to amend the terms of the Subscription Agreement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Corporation shall negotiate in good faith with CBG to make such amendments to the terms of the Subscription Agreement and the Investment as would enable CBG to proceed with the transactions contemplated by the Subscription Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Corporation shall promptly so advise CBG, and the Corporation and CBG shall amend the Subscription Agreement to reflect such offer made by CBG, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal or Proposed Agreement that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the Subscription Agreement, and CBG shall be afforded a new five business day Response Period from the date on which CBG has received the notice and all documentation required to be provided with respect to the new Superior Proposal from the Corporation.

The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of the Subscription Agreement would result in an Acquisition Proposal no longer being a Superior Proposal. The Corporation shall provide CBG and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by CBG and its counsel.

In circumstances where the Corporation provides CBG with a notice of a Superior Proposal and all required documentation on a date that is less than seven business days prior to the scheduled date of the Meeting, the Corporation may either proceed with or postpone the Meeting to a date that is not more than ten business days after the scheduled date of such Meeting, and shall postpone the Meeting to a date that is not more than ten business days after the scheduled date of such Meeting if so directed by CBG.

For purposes of the Subscription Agreement:

“Acquisition Proposal” means, other than the transactions with CBG contemplated by the Subscription Agreement and other than any transaction involving only the Corporation and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal, or inquiry from any person or group of persons (other than CBG or any of its affiliates, or any person acting jointly or in concert with CBG or any affiliate of CBG), in each case made or publicly announced on or after the date hereof and whether binding or not and whether in a single transaction or in a series of related transactions, relating to:

(a)

any acquisition, purchase or sale (or any lease, long-term supply agreement, exclusive licensing agreement or other arrangement having the same economic effect as an acquisition, purchase or sale), direct or indirect, of:

(i)

the assets of the Corporation and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue, or represent more than 20% of the equity market capitalization value (including securities convertible into or exercisable or exchangeable for securities or equity interests) of, the Corporation and its subsidiaries, taken as a whole; or

(ii)

20% or more of any voting or equity securities of the Corporation or 20% or more of any voting or equity securities of any one or more of any of the Corporation’s subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue or represent more than 20% of the equity market capitalization value (including securities convertible into or exercisable or exchangeable for securities or equity interests) of, the Corporation and its subsidiaries, taken as a whole;

(b)

any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities of the Corporation or one or more of its subsidiaries; or

(c)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Corporation or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue, or represent more than 20% of the equity market capitalization value (including securities convertible into or exercisable or exchangeable for securities or equity interests) of, the Corporation and its subsidiaries, taken as a whole.

“Corporation Change in Recommendation” means where the Board or any committee thereof:

(A)	fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner adverse to CBG or states an intention to withdraw, amend, modify or qualify the Board Recommendation;

(B)	accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommendation an Acquisition Proposal or takes no position or a neutral position with respect to an Acquisition Proposal for more than five business days (or beyond the third business day prior to the date of the Meeting, if sooner);

(C)

accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.4(e)) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

(D)

fails to publicly reaffirm (without qualification) the Board Recommendation within five business days after having been requested in writing by CBG to do so (or in the event the Meeting is scheduled to occur within such five business-day period, prior to the third business day prior to the Meeting).

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal to acquire at least 100% of the outstanding Common Shares or all or substantially all of the assets of the Corporation and its subsidiaries on a consolidated basis made by an arm’s length third party after the date of the Subscription Agreement:

(a)	that did not result from or involve a breach of the Subscription Agreement or any agreement between the person making such Acquisition Proposal and the Corporation;

(b)

that is, as of the date that the Corporation provides a notice of a Superior Proposal to CBG, not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel);

(c)	that is, as of the date that the Corporation provides a notice of a Superior Proposal to CBG, not subject to a due diligence and/or access condition;

(d)

that is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal; and

(e)

in respect of which the Board determines in good faith, after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Investment (including any amendments to the terms and conditions of the Investment proposed by CBG).

CBG has agreed that until the earlier of: (i) the termination of the Subscription Agreement; (ii) the Closing Date (as defined in the Subscription Agreement); and (iii) April 1, 2019, it will not, and will cause its affiliates (as defined in the Subscription Agreement) not to, directly or indirectly, whether individually or by acting jointly or in concert with any other person (including by providing financing or other support or assistance to any other person), without the express written consent of the Board or except in accordance with the terms of the Subscription Agreement or the A&R IRA acquire additional securities of the Corporation or engage in various transactions set forth in the Subscription Agreement, including mergers, take-over bids, proxy solicitations or otherwise attempt to control or to influence the management or board of directors of the Corporation.

The closing of the Transaction is subject to approval by not less than a majority of the votes cast by the Shareholders at the Meeting (excluding the Common Shares beneficially held by Constellation, or over which it exercises control or direction, including the Common Shares held by Greenstar). The Transaction is also subject to obtaining regulatory approvals under the Competition Act (Canada) and Investment Canada Act, and other customary closing conditions, including approval by the TSX and New York Stock

Exchange and receipt of any required third-party consents. The Subscription Agreement contains certain customary termination rights for CBG and the Corporation, as the case may be, applicable upon certain events, including: (i) the failure to complete the Transaction by April 1, 2019, or such later date agreed on by the parties; (ii) by CBG if the Board withdraws, qualifies or modifies of its recommendation that Shareholders approve the Transaction and CBG Nominees or adopts, approves, recommends, endorses or otherwise declares advisable the adoption of any alternative Acquisition Proposal; or (iii) by the Corporation if prior to obtaining the Shareholder approval, its Board authorizes the Corporation to enter into a proposed agreement for an alternative Acquisition Proposal provided that the Corporation is then in compliance with its covenant not to solicit alternative Acquisition Proposal and that prior to or concurrent with such termination the Corporation pays a termination fee.

The Subscription Agreement provides that the Corporation must pay CBG a termination fee of varying amounts if the Subscription Agreement is terminated pursuant to a Termination Fee Event (as defined in the Subscription Agreement). Specifically:

If the Subscription Agreement is terminated by CBG because either:

(a)	the Board withdraws, modifies or qualifies in any manner its recommendation that Shareholders approve the Transaction and CBG Nominees; or

(b)	if the Corporation breaches its covenant not to solicit any alternative Acquisition Proposals,

the Corporation will pay CBG a termination fee of $175,000,000.

If the Subscription Agreement is terminated either:

(a)	by the Corporation in order to accept and enter into a transaction that the Board has determined constitutes a “Superior Proposal”; or

(b)

by CBG or the Corporation if the Closing Date does not occur by the outside date of April 1, 2019 or because Shareholders fail to approve the Transaction Approval Resolution at the Meeting, but only if in either of these termination events, (A) prior to such termination, an Acquisition Proposal for the Corporation shall have been made to the Corporation or publicly announced by any person other than CBG (or any of its affiliates or any person acting jointly or in concert with any of the foregoing) and not withdrawn and (B) within 12 months following the date of such termination event, (1) the Corporation enters into a definitive agreement in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within such 12 month period) or (2) an Acquisition Proposal shall have been consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), the Corporation will pay CBG a termination fee equal to 3.2% of the aggregate equity value ascribed to the Corporation’s equity securities pursuant to the Superior Proposal. For purposes of measuring the equity value of non-cash consideration in the form of securities, if any, proposed under the Superior Proposal, equity value shall be determined with reference to the “market price” of the securities offered as non-cash consideration at the time of announcement of the Superior Proposal, as determined in accordance with section 1.11 of National Instrument 62-104 – Take-Over Bids and Issuer Bids.

Subject to satisfaction of the closing conditions, the Transaction is expected to be consummated by the end of October 2018.

Amended and Restated Investor Rights Agreement

The Subscription Agreement contemplates that Greenstar, CBG and the Corporation will enter into the A&R IRA on the Closing Date, which will amend the Investor Rights Agreement dated November 2, 2017, between Greenstar and the Corporation, pursuant to which, the Board will be increased from five directors to seven directors, of which CBG will have the right to designate four nominees for election or appointment to the Board so long as the CBG Group (as defined in the A&R IRA) continues to hold at least the Target Shares (as defined below). In the event that the CBG Group no longer holds the Target Shares, CBG will be entitled to designate a number of CBG Nominees that represents its proportionate share of the number of directors comprising the Board (rounded up to the next whole number) based on its percentage ownership of outstanding Common Shares. “Target Shares” means that number of common shares that satisfies the following two conditions: (i) 117,208,056 Common Shares, subject to certain adjustments; and (ii) the number of Common Shares and warrants that represents 28.2% of the outstanding Common Shares, including for the purposes of this calculation, all convertible securities owned or held by CBG, Greenstar and Constellation and its subsidiaries, including the 2017 Warrants and 2018 Warrants.

The A&R IRA will provide that so long as the CBG Group continues to hold at least the Target Shares, the Board will not: (i) propose or resolve to change the size of the Board, except where otherwise required by law, or with the consent of CBG; or (ii) present a slate of Corporation nominees to the Shareholders for election to the Board that is greater than or fewer than seven directors. In addition, the A&R IRA will provide that, subject to certain conditions, so long as the CBG Group continues to hold at least the Target Shares, the CBG Group will adhere to certain non-competition restrictions including that: (y) the Corporation will be its exclusive strategic vehicle for cannabis products of any kind anywhere in the world; and (z) the Corporation will be presented exclusively all Cannabis Opportunities (as defined in the A&R IRA). Further, the CBG Group will agree, for a limited period of time and subject to certain exceptions, to certain post-termination, non-competition restrictions, which include not pursuing any other Cannabis Opportunities and not directly or indirectly participating in a competing business of the Corporation anywhere in the world.

a)         Approval Rights

For so long as the CBG Group holds at least the Target Shares, the A&R IRA provides CBG with approval rights over certain transactions that may be taken by the Corporation. The Corporation has agreed that it will not, without the prior written consent of CBG:

(i)

consolidate or merge into or with another person or enter into any other similar business combination, including pursuant to any amalgamation, arrangement, recapitalization or reorganization, other than a consolidation, merger or other similar business combination of any wholly-owned subsidiary of the Corporation into or with the Corporation or into or with another wholly-owned subsidiary of the Corporation or an amalgamation or arrangement involving a subsidiary of the Corporation with a another person in connection with an acquisition permitted or approved pursuant to (ii) below;

(ii)

acquire any shares or similar equity interests, instruments convertible into or exchangeable for shares or similar equity interests, assets, business or operations with an aggregate value of more than $250 million, in a single transaction or a series of related transactions;

(iii)

adopt any plan or proposal for a complete or partial liquidation, dissolution or winding up of the Corporation or any of its subsidiaries (other than a liquidation, dissolution or wind-up of any such entity in connection with which all of such entity’s assets are transferred to the Corporation and/or one or more of its subsidiaries) or any reorganization or recapitalization of the Corporation or any of its subsidiaries or commence any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(iv)

sell, transfer, lease, pledge or otherwise dispose of any of its or any of its subsidiaries’ assets, business or operations (in a single transaction or a series of related transactions, and excluding any sale, transfer, lease, pledge or disposition of assets, business or operations to the Corporation and/or one or more of its subsidiaries) in the aggregate with a value of more than $20 million; or

(v)

make any changes to the Corporation’s policy with respect to the declaration and payment of any dividends on the Common Shares, except if and to the extent that a reduction in the dividend is required by applicable law.

If at any time the CBG Group holds less than the Target Shares but holds at least 20% of the Corporation’s outstanding Common Shares (calculated in accordance with the A&R IRA), the Corporation has agreed to consult with CBG with respect to the above matters.

b)         Pre-Emptive Rights

For so long as the A&R IRA is in effect, CBG and/or Greenstar will have the right to purchase the number of Common Shares and or securities convertible into Common Shares in order to maintain its pro rata interest in the Corporation. The A&R IRA specifies an agreed mechanism for the Corporation to notify CBG and Greenstar of potential issuances of securities by the Corporation. Any securities acquired will be acquired by CBG and/or Greenstar on the same basis as the underlying offering.

The pre-emptive rights do not apply in respect of Common Shares or securities convertible into Common Shares issued by the Corporation in certain situations (collectively, the “Pre-Emptive Right Carve-Out”), including:

(i)

on the exercise, conversion or exchange of convertible securities issued prior to the date of the A&R IRA or on the exercise, conversion or exchange of convertible securities issued after the date of the A&R IRA in compliance with the terms of the A&R IRA, in each case, excluding any convertible securities owned by CBG and/or Greenstar;

(ii)	pursuant to any equity compensation plan;

(iii)	on the exercise of any right;

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Corporation, in each case, with an equity component;

(v)

in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures undertaken and completed by the Corporation; or

(vi)

in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures or any other issuances of shares undertaken and completed as agreed by the Corporation and CBG (which were taken into account in calculating the aggregate number of securities to be issued to CBG pursuant to the Investment).

c)         Top-Up Rights

For so long as the CBG Group holds at least the Target Shares, the A&R IRA provides CBG and/or Greenstar the right to subscribe for additional Common Shares in respect of Common Shares or securities convertible into Common Shares issued by the Corporation to which the Pre-Emptive Right Carve-Out applied. The top-up right may be exercised on a quarterly basis.

d)         Termination

The A&R IRA will terminate upon the earlier of: (i) the mutual consent of the parties; (ii) the date on which the CBG Group owns less than 33,000,000 Common Shares; (iii) the date of a non-appealable court order terminating the A&R IRA under certain circumstances as set forth in the A&R IRA; and (iv) after notice by the Corporation any time the CBG Group no longer holds at least the Target Shares, the non-compete provisions no longer apply to CBG and the CBG Group has engaged in certain competitive activities for a period of 30 consecutive days following notice.

Administrative Services Agreement

In connection with the Investment, the Corporation and Constellation (or its affiliate or permitted assignee) will enter into an Administrative Services Agreement on the Closing Date (the “Services Agreement”) pursuant to which the Corporation may receive services by Constellation and its affiliates, as agreed by the parties.

Voting Support Agreements

Each of the directors and officers of the Corporation has entered into a voting support agreement with CBG. Pursuant to the terms of the support agreements, these Shareholders have agreed to vote an aggregate of approximately 4% of the outstanding Common Shares in favour of the Transaction Approval Resolution.

Notice to Reader

The above descriptions of the Subscription Agreement and the agreements attached thereto as exhibits, including the forms of warrants, the form of the A&R IRA, the form of Services Agreement and the form of Voting Support Agreement, are qualified in their entirety by the terms of the Subscription Agreement (and such forms of agreements attached thereto as exhibits), which are publicly available on SEDAR at www.sedar.com. The representations, warranties and covenants contained in the Subscription Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Subscription Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Subscription Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Shareholders should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Constellation, CBG, the Corporation or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Subscription Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Corporation.

Pursuant to the Transaction Approval Resolution, Shareholders are being asked to approve issuances of securities of the Corporation to CBG, Greenstar and their affiliates in accordance with the terms of the Subscription Agreement and the A&R IRA, including pursuant to the pre-emptive right and top-up right.

CBG Nominees

Although this Circular contemplates the election of directors to serve and hold office in connection with the Corporation’s annual director elections, the Corporation anticipates that upon closing of the Transaction, as a result of the Transaction Approval Resolution, the composition of the Board will be reconstituted. Specifically, the Transaction Approval Resolution contemplates that Murray Goldman and Chris Schnarr will be removed as directors effective as of the closing of the Transaction and William Newlands, David Klein and Judy Schmeling will be elected as directors of the Corporation as nominees of CBG. In the event of the closing of the Transaction, as a result of the Transaction Approval Resolution, the Board will be reconstituted to consist of Bruce Linton, John Bell, Peter Stringham, William Newlands, David Klein and

Judy Schmeling, each of whom will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA.

Pursuant to the A&R IRA, Canopy and CBG have agreed that the Board will comprise seven directors, four of whom will be nominees of CBG. At the Meeting, the Transaction Approval Resolution contemplates that only six directors will be elected, of which, three will be nominees of CBG. Following completion of the Transaction, once CBG identifies and selects a seventh CBG Nominee the Board will exercise its authority under the Canada Business Corporations Act to increase the size of the Board to seven members to satisfy the Corporation’s obligations under the A&R IRA and will appoint such CBG Nominee to fill the vacancy to hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of the Corporation and in accordance with the A&R IRA.

The three nominees of CBG to be elected pursuant to the Transaction Approval Resolution are:

William Newlands Illinois, United States CBG Nominee

Bill Newlands is Constellation’s president and chief operating officer. Bill oversees all operating aspects of the company and is advancing Constellation’s position as an industry leader. In addition to leading the Wine + Spirits and Beer Divisions, growth and national sales organizations, Bill leads the finance, human resource and legal functions. Bill is a member of the executive management committee. Bill joined Constellation in 2015 as EVP, chief growth officer. In 2016, his role expanded to include leadership of the Wine + Spirits Division. In 2017 he became the company’s chief operating officer and in 2018 his role expanded to include president. Bill previously served as president, North America at Beam, Inc. Under his leadership, Beam became one of the fastest-growing companies in its category. Previous appointments include president, Beam Spirits U.S. (2008-2010); president, Beam Wine Estates (2005-2007); president and CEO, Allied Domecq Wines USA (2002-2005); CEO and board director, wine.com (1999-2001); managing director, U.S. and global marketing officer, LVMH Chandon Estates (1996 – 1999). He holds a Bachelor of Science from Wharton School at University of Pennsylvania and an MBA from Harvard Business School.

Key Areas of Expertise/Experience	Other directorships
Finance and capital markets Marketing	None

Equity Ownership
Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
2018	Nil	N/A	N/A	Nil

David Klein New York, United States CBG Nominee

David Klein is Constellation’s executive vice president and chief financial officer. He is responsible for accounting, investor relations, financial planning and analysis, internal audit, treasury, tax, mergers and acquisitions, Constellation Ventures, and information technology. David is a member of the executive management committee. David joined Constellation in 2004 as vice president of business development. He also held roles as CFO of Constellation Europe; SVP, treasurer & controller; and CFO, Beer Division. David managed all aspects of finance for international and domestic businesses, optimized the company’s capital structure, and is a key leader in strategy development and execution at Constellation. Before joining Constellation, David held the chief financial officer role at Montana Mills, where he led the transformation from private to public company and then subsequently led the sale of Montana Mills to Krispy Kreme. David also held the chief financial officer role at NetSetGo, an internet and network services startup that won several business and technical awards. Prior to these entrepreneurial positions, David served as the director of mergers & acquisitions at Xerox Corporation and as director of finance & accounting for Harris Corporation. He holds a Bachelor’s Degree in Economics from State University of New York at Geneseo and an MBA from State University of New York at Buffalo.

Key Areas of Expertise/Experience	Other directorships
Finance and capital markets CFO experience Mergers and Acquisitions	None

Equity Ownership
Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
2018	Nil	N/A	N/A	Nil

Judy A. Schmeling Florida, United States CBG Nominee

Judy Schmeling served as Chief Operating Officer of HSN, Inc., an interactive multichannel retailer, from May 2013 to December 2017 and as President of Cornerstone Brands, a retailing segment of HSN, Inc. from August 2016 to December 2017. She also served as Chief Financial Officer of HSN, Inc. from May 2013 to November 2016. From August 2008 to May 2013, Ms. Schmeling served as HSN, Inc.’s Executive Vice President and Chief Financial Officer. Prior to that, Ms. Schmeling held positions of increasing responsibility within the HSN operating segment. She served as Executive Vice President and Chief Financial Officer of HSN (when it was IAC Retailing) from February 2002 to August 2008; as Senior Vice President, Finance from November 1999 to February 2002; as Chief Operating Officer of international operations from January 2001 to February 2002; as Vice President, Strategic Planning and Analysis from January 1998 to November 1999; and as Director of Investor Relations and Operating Vice President, Finance from September 1994 to January 1998 (during the time when HSN was a separately traded public company). Ms. Schmeling is a director of Constellation, a member of the corporate governance committee of Constellation and also serves as Chair of the audit committee of Constellation.

Key Areas of Expertise/Experience	Other directorships
Finance and capital markets CFO experience Public company board experience	Constellation Brands, Inc. Casey’s General Stores, Inc.

Equity Ownership
Year	Common Shares	DSUs	Options	Total Common Shares, DSUs and Options
2018	Nil	N/A	N/A	Nil

Toronto Stock Exchange

The TSX Company Manual (the “Manual”) requires that the Transaction be approved by the holders of a majority of the currently issued and outstanding Common Shares of the Corporation, excluding the votes attached to the Common Shares held by Constellation and its associates and affiliates, by operation of: (i) Sections 607(g)(i) and 607(f)(iv) of the Manual because the Transaction will provide for the issuance of greater than 25% of the currently outstanding Common Shares and the Transaction involves the issuance of warrants; (ii) Section 607(g)(ii) of the Manual because the Transaction will provide for the issuance to an insider of the Corporation of greater than 10% of the number of Common Shares of the Corporation which are currently outstanding; and (iii) Section 604(a)(i) of the Manual because Constellation will own greater than 20% of the Corporation’s issued and outstanding Common Shares resulting in a material effect on control of the Corporation.

Pursuant to the Transaction, CBG will acquire an aggregate of 104,500,000 Common Shares and 139,745,453 2018 Warrants, representing 110% of the Common Shares which are currently outstanding in aggregate. The Common Shares to be issued represent approximately 47% of the currently issued and outstanding Common Shares and the 2018 Warrants represent approximately 63% of the currently issued and outstanding Common Shares. As a result of the Investment, Constellation and its affiliates will hold approximately 38% of the issued and outstanding Common Shares (assuming the full exercise of the 2017 Warrants), and, upon exercise of the 2018 Warrants, Constellation and its affiliates would hold approximately 58.5% of the then issued and outstanding Common Shares or approximately 55% of the then issued and outstanding Common Shares on a fully-diluted basis. The foregoing percentages are calculated on a fully diluted basis including: (A) giving effect to the Common Shares issuable upon the exercise of the 2017 Warrants, (B) options to purchase 18,824,025 Common Shares and 29,930 restricted stock units granted by the Corporation pursuant to its omnibus incentive plan, (C) assuming the successful completion of the proposed acquisition of Hiku Brands Company Ltd. by the Corporation by statutory plan of arrangement in accordance with the terms and conditions of the arrangement agreement dated July 10, 2018, (D) the assumed cash settlement of all issued and outstanding Convertible Notes, and (E) the assumption that no further Common Shares or securities convertible into Common Shares in the capital of the Corporation are issued between August 14, 2018 and the Closing Date.

MI 61-101 Related Party Transaction Requirements

The Transaction is subject to the requirements of MI 61-101. MI 61-101 was adopted by the Ontario Securities Commission and certain other securities regulatory authorities to govern transactions that raise the potential for conflicts of interest. MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

Under MI 61-101, a “related party” includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. Since CBG and its affiliates hold securities that represent at least 10% of the issued and outstanding Common Shares, CBG is a “related party” for purposes of MI 61-101. An issuance of securities to a related party constitutes a related party transaction under MI 61-101 that generally requires (absent an available exemption) that an issuer obtain a formal valuation and minority shareholder approval for the transaction and that the issuer provide enhanced disclosure with respect to the transaction.

The Shareholder approval contemplated by this Circular is intended to satisfy the shareholder approval requirements of MI 61-101. MI 61-101 provides that, in addition to any other required securityholder approval, a related party transaction is subject to “minority approval” (as defined in MI 61-101, being a simple majority of the votes (50% + 1) cast by “minority” shareholders of each class of affected securities (as defined in MI 61-101)), unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. In relation to approval of the Transaction, “minority approval” requires the approval of a simple majority (50% + 1) of the holders of Common Shares, other than Common Shares beneficially owned, or over which control or direction is exercised by: (a) the issuer; (b) an “interested party” (as defined in MI 61-101); (c) a “related party” to such interested party within the meaning of MI 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c) (collectively, the “Excluded Shareholders”).

Since Greenstar and each of the directors and senior officers of Constellation is a “related party” of an interested party (CBG), pursuant to MI 61-101, the Common Shares held by each of them and their respective affiliates and joint actors will be excluded for purposes of calculating the requisite approval of the Transaction Approval Resolution in accordance with the minority approval requirements under MI 61-101 and the requirements of the TSX. To the knowledge of the Corporation, the Excluded Shareholders hold an aggregate of 18,881,926 Common Shares (of which 2,025 Common Shares are held, directly or indirectly, by officers of Constellation1 and 18,879,901 Common Shares are held by Greenstar). Such Common Shares will be excluded for purposes of calculating the requisite approvals of the Transaction Approval Resolution.

MI 61-101 also provides that, unless exempted, an issuer proposing to carry out a related party transaction is required to obtain a formal valuation in respect of the transaction. The Corporation is exempt from the requirement to obtain a formal valuation by operation of Section 5.5(c) of MI 61-101, which exempts issuers from the formal valuation requirement in circumstances where securities are being issued to a related party of the issuer for cash consideration. Neither the Corporation nor, to the knowledge of the Corporation after reasonable inquiry, CBG, has knowledge of any material information concerning the Corporation or its securities that has not been generally disclosed.

Further, neither the Corporation nor any director or senior officer of the Corporation, after reasonable inquiry, is aware of any “prior valuation” (as defined in MI 61-101) having been prepared in respect of the Corporation in the 24 months before the date of this Circular.

To the knowledge of the Corporation, only the Common Shares held by Greenstar and its affiliates will be excluded from the “majority of the minority” vote mandated by MI 61-101 and the vote mandated by the TSX.

Other Regulatory Matters

Investment Canada Act Approval

Under the Investment Canada Act, certain transactions involving the “acquisition of control” of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the responsible Minister under the Investment Canada Act is satisfied or deemed to be satisfied that the transaction is likely to be of “net benefit” to Canada. Such a transaction is referred to as a “reviewable transaction”. Under the Investment Canada Act there is an initial 45 day review period following the filing of a complete application for review (during which the reviewable transaction cannot be completed) which may be unilaterally extended by the responsible Minister for an additional 30 days, after which the responsible Minister and the investor may agree to further extensions.

The Transaction constitutes a reviewable transaction under the Investment Canada Act. Constellation is expected to file its application for review with the Investment Review Division of Innovation, Science and Economic Development Canada on or about August 24, 2018. As of the date of this Circular, the review of

[1]

Samuel H. Carsley personally owns 350 Common Shares; James A. Sabia Jr. owns 1,500 Common Shares jointly with his spouse through the James A. Sabia, Jr. and Brooke M. Sabia Trust; and Thomas M. McCorry personally owns 175 Common Shares. Each of Messrs. Carsley, Sabia and McCorry is a senior officer of Constellation or its affiliates.

the Transaction under the Investment Canada Act is ongoing. Pursuant to the Subscription Agreement it is a condition to closing of the Transaction that approval under the Investment Canada Act be obtained.

Competition Act Approval

Part IX of the Competition Act requires that parties to certain transactions that exceed the thresholds set out in sections 109 and 110 of the Competition Act, which we refer to as “notifiable transactions,” provide the Commissioner of Competition (the “Commissioner”) with pre-closing notice of the transactions. The parties to a notifiable transaction cannot complete the transaction until the applicable waiting period under section 123 of the Competition Act has expired or been terminated or waived.

The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties pursuant to subsection 114(2) of the Competition Act that the Commissioner requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner issues Supplementary Information Request, the parties cannot complete the transaction until 30 calendar days after compliance with the Supplementary Information Request and cannot complete the transaction after that 30-day period if there is any order in effect prohibiting completion of the transaction at that time.

In addition or as an alternative to filing the prescribed notice with the Commissioner, parties to a notifiable transaction may comply with Part IX by applying to the Commissioner for and receiving: (i) an advance ruling certificate issued pursuant to section 102 of the Competition Act, which is referred to as an “advance ruling certificate;” or (ii) a no-action letter from the Commissioner advising that he does not at the time intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of the transaction (referred to as a “no-action letter,”) together with a waiver under section 113(c) of the Competition Act exempting the transaction from the pre-merger notification obligation and, therefore, compliance with the waiting period.

The Transaction constitutes a notifiable transaction under the Competition Act. On August 17, 2018, Constellation filed with the Commissioner a request for an advance ruling certificate or in the alternative a “no-action letter”. Each of Constellation and the Corporation expect to file their respective pre-merger notification with the Commissioner on or about August 24, 2018. It is a condition to closing of the Transaction that clearance under the Competition Act be obtained.

Risk Factors

Dilution of Shareholders of the Corporation

If the Transaction is completed, the Corporation will issue 104,500,000 Common Shares (representing 47% of the currently outstanding Common Shares or 32% of the outstanding Common Shares upon completion of the Transaction without taking into account the 2017 Warrants and 2018 Warrants) and 139,745,453 warrants to purchase Common Shares (representing 63% of the currently outstanding Common Shares or 30% of the outstanding Common Shares upon completion of the Transaction without taking into account the 2017 Warrants). As a result, the current holdings of the Shareholders will be significantly diluted following the completion of the Transaction.

Constellation will have significant influence over the Corporation on completion of the Transaction

On completion of the Transaction, Constellation, through Greenstar and CBG, will be the Corporation’s single largest Shareholder. In light of such ownership, Constellation will be in a position to exercise significant influence over matters requiring Shareholder approval, including the election of directors and the determination of significant corporate actions. In addition, under the A&R IRA, CBG will have the right to designate four nominees for election or appointment to the Board of seven so long as Constellation continues to hold the Target Number of Common Shares and will have approval rights over certain actions by the Corporation. If Constellation exercises all of the 2017 Warrants and 2018 Warrants, and assuming no other securities of the Corporation are issued, Constellation would hold in excess of a majority of the voting rights of the outstanding Common Shares and would have voting control over the Corporation, including the right to elect the Board. Accordingly, on completion of the Transaction, Constellation will have significant influence over the Corporation and there can be no assurance that Constellation’s interests will align with the interests of the Corporation or other Shareholders.

There can be no certainty that all conditions to the Transaction will be satisfied

The completion of the Transaction is subject to certain conditions which are outside the control of the Corporation, including the receipt of approval from the TSX and New York Stock Exchange, approval of the Shareholders, receipt of regulatory approvals pursuant to the Investment Canada Act and Competition Act (Canada), and receipt of any required third-party consents. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Transaction is not completed, the market price of the Common Shares may be impacted to the extent that the market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed and the Board decides to seek another strategic transaction, there can be no assurance that it will be able to find an equivalent or more attractive alternative.

While the Transaction is pending, the Corporation is restricted from taking certain actions

The Subscription Agreement restricts the Corporation from taking specified actions including (x) not to solicit any alternative Acquisition Proposals; (y) subject to certain exceptions, not to enter into any discussions with respect to, or enter into any agreement concerning, or provide confidential information in connection with, any alternative Acquisition Proposals; or (z) subject to certain exceptions, that the Board not withdraw, modify or qualify in any manner its recommendation that Shareholders approve the Transaction and CBG Nominees.

In addition, during the interim period between the execution of the Subscription Agreement and the completion of the Transaction, (a) the Corporation has agreed to certain covenants, including restrictions on the issuance (or agreement to issue) any Common Shares or securities convertible into Common Shares other than specified permitted issuances, effecting, implementing, or setting a record date to effect or implement, any share dividend, share split, share consolidation, recapitalization or other similar transaction with respect to the Common Shares and (b) Greenstar shall not exercise repurchase rights under the terms of the Convertible Notes that may become exercisable as a result of the entering into of the Subscription Agreement and the consummation of the Investment.

These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Transaction.

Use of proceeds from the Transaction

Under the Subscription Agreement, the Corporation has agreed to use the net proceeds from the Investment for the exclusive purposes of funding plant expansion, equipment, acquisitions, development activities, the repurchase of all or a portion of the outstanding Convertible Notes as required and in accordance with the terms and conditions of such notes, and other matters in anticipation of market demand and for working capital. Beyond these purposes, the Corporation cannot specify the particular uses of the net proceeds it will receive from the Transaction, and the Board and management will have some discretion in the application of the net proceeds. Accordingly, Shareholders will have to rely upon the judgment of the

Board and management with respect to the use of the proceeds, with only limited information concerning the Board’s and management’s specific intentions.

As a result of the Investment, the Corporation anticipates having cash on hand of approximately $5 billion. Although Canopy plans to devote its efforts to its international growth strategy, there can be no assurance that the Corporation will be able to deploy the available cash in an effective manner that is accretive to the Corporation, or at all. Until such time as the Corporation is able to deploy the cash available to it, the Corporation anticipates investing the cash in investment grade securities such as bonds, debentures, trust certificates, guaranteed investment certificates or receipts, certificates of deposit, banker’s acceptances, bearer deposit notes, deposit receipts, bills, and may include notes and mortgage backed securities issued by Government of Canada or any province of Canada, securities guaranteed for principal and interest by the Government of Canada or of any province of Canada, investments issued or guaranteed by a Canadian chartered bank; and in certain cases securities issued or guaranteed by a treasury branch, credit union, cooperative or trust corporation. Until such time as the cash from the Investment is deployed, there can be no assurance that the Corporation will earn any material revenue from the invested cash.

If the Corporation is unable to complete the Transaction or if completion of the Transaction is delayed, there could be an adverse effect on the Corporation’s business and the market price of its Common Shares

The completion of the Transaction is subject to the satisfaction of numerous closing conditions, some of which are outside the control of the Corporation, including the approval by the Shareholders and the receipt of applicable stock exchange and regulatory approvals. A substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could result in the termination of the Subscription Agreement. There can be no certainty, nor can the Corporation provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Transaction is not completed: (a) the market price of the Common Shares could be adversely affected, and may decline to the extent the current market price reflects an assumption that the Transaction will be completed; (b) certain costs related to the Transaction, such as legal, accounting and financial advisory fees, must be paid by the Corporation even if the Transaction is not completed; (c) in certain instances, if the Transaction is not completed, the Corporation must pay a termination fee to CBG, which could adversely affect the Corporation’s financial condition; (d) the Corporation may not be successful in finding another business opportunity that is of equal or greater benefit to the Corporation; and (e) the time and attention of the Corporation’s management will have been diverted away from the conduct of the Corporation’s business in the ordinary course.

If the Subscription Agreement is terminated by CBG or the Corporation, there could be an adverse effect on the Corporation

Each of CBG and the Corporation has the right, in certain circumstances, to terminate the Subscription Agreement. Accordingly, there can be no certainty, nor can the Corporation provide any assurance, that the Subscription Agreement will not be terminated by any of them prior to the completion of the Transaction.

If the Subscription Agreement is terminated, the Corporation may be required to pay a termination fee to CBG, including in circumstances where the Corporation has insufficient resources to fund its payment obligation. In addition, a termination of the Subscription Agreement could materially adversely affect the relationship between the Corporation and Constellation, which the Corporation believes is important to its successful growth.

The Corporation may not realize the benefits of its growth strategy which could have an adverse effect on the Corporation’s business and results of operations

The Corporation believes that the completion of the Transaction will allow it to accelerate its strategic efforts to capitalize on the significant growth opportunities in cannabis worldwide. As part of its growth strategy, the Corporation will continue its existing efforts and initiate new efforts to expand in growth markets. A number of risks and uncertainties are associated with the expansion into such markets the implementation of the Transaction is critical to the Corporation’s growth and capital funding. The failure to successfully implement any of its strategic initiatives could have a material adverse effect on the Corporation’s business and results of operations.

Constellation may be able to take actions that do not reflect the will or best interests of other Shareholders

Upon completion of the Transaction, Constellation, through Greenstar and CBG, will own more than 51% of the outstanding Common Shares on a fully-diluted basis and will have comprehensive pre-emptive and top-up rights. Accordingly, Constellation will have the ability to influence matters affecting, or submitted to a vote of, the Shareholders, including the election of directors, amendments to the articles and bylaws of the Corporation and any business combinations or mergers requiring Shareholder approval. As a result, Constellation will have the power to determine the outcome of most actions requiring Shareholder approval.

In addition, Constellation will be able to exercise a controlling influence over the business and affairs of the Corporation, the selection of senior management of the Corporation, the acquisition or disposition of assets by the Corporation, the payment of dividends and any change of control of the Corporation, such as a merger or take-over. The effect of this control by Constellation may limit the price that investors are willing to pay for the Common Shares.

The presence of a controlling Shareholder could limit the price that an acquirer might be willing to pay in the future for Common Shares and it may have the effect of delaying or preventing a change of control or a take-over bid for the Corporation.

No solicitation of other potential investors

Prior to entering into the Subscription Agreement, the Corporation engaged in exclusive negotiations with Constellation and did not solicit expressions of interest from other potential investors. The Board concluded, after receiving advice from their financial and legal advisors, that the risks of soliciting expressions of interest from other potential investors outweighed the benefits of doing so, particularly having regard to the financial and other terms of the Subscription Agreement. However, there can be no assurance that, if the Corporation had solicited expressions of interest from other potential buyers, that one or more of such potential investor would not have been willing to invest on more favourable terms than CBG.

Restrictions on the Corporation’s ability to solicit Acquisition Proposals from other potential purchasers

While the terms of the Subscription Agreement permit the Corporation to consider unsolicited Acquisition Proposals, the Subscription Agreement restricts the Corporation from soliciting third parties to make an Acquisition Proposal. See “– Transaction Documents – Covenants of the Corporation regarding Non-Solicitation”.

The termination fee and the right to match may discourage other parties from making a Superior Proposal

Pursuant to the Subscription Agreement, as a condition to entering into a definitive agreement in respect of a Superior Proposal, the Corporation is required to offer CBG the right to match and to pay a termination fee to CBG. The right to match and termination fee may discourage other parties from making a Superior Proposal, even if they would otherwise have been willing to invest in the Corporation on more favourable terms than the Transaction.

Constellation’s significant interest may impact liquidity of the Common Shares

The Common Shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where Constellation did not have the ability to significantly influence or determine matters affecting the Corporation. Additionally, Constellation’s significant voting interest in the Corporation may discourage transactions involving a change of control of the Corporation, including transactions in which an investor, as a holder of Common Shares, might otherwise receive a premium for its Common Shares over the then-current market price.

Constellation may not maintain its equity interest

Greenstar and CBG are not contractually committed to maintaining an equity stake in the Corporation at current levels or at all. Subject to compliance with applicable securities laws, Greenstar and CBG may sell some or all of their Common Shares in the future. The A&R IRA contains registration rights, on terms customary for a significant shareholder, pursuant to which the Corporation has agreed to facilitate sales of Common Shares by Greenstar and CBG. In addition, CBG and Greenstar have the right to require the Corporation to make disclosure to permit them to sell in circumstances where their position in the Corporation may present liability to Constellation. If either of Greenstar or CBG sells some or all of its Common Shares, including the Common Shares to be issued in the Transaction, the Corporation may not realize the benefits of Constellation’s strategic partnership. No prediction can be made as to the effect, if any, future sales by Constellation of Common Shares or other securities will have on the market price of the Common Shares prevailing from time to time. However, the future sale of a substantial number of Common Shares by Constellation, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Shares.

Execution of Growth Strategy

An important part of the Corporation’s growth strategy involves expanding operations in international markets, including in markets where Canopy currently does not operate, and continued expansion is a key aspect of the Corporation’s growth strategy. This growth strategy involves risks. Canopy may be unable to pursue this strategy in the future at the desired pace or at all. For example, the Corporation may be unable to:

•	identify suitable companies to acquire or invest in;

•	complete acquisitions on satisfactory terms;

•	successfully expand its infrastructure and sales force to support growth;

•	achieve satisfactory returns on acquired companies, particularly in countries where Canopy does not currently operate; or

•	enter into successful business arrangements for technical assistance or management expertise outside of North America.

The Corporation competes with other cannabis providers for companies to acquire or for joint ventures or strategic partnerships

The process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of Canopy management’s attention and the Corporation’s financial and other resources. Canopy can give no assurance that the Corporation will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Corporation’s balance sheet and results of operations.

If Canopy succeeds in expanding its existing businesses, that expansion may place increased demands on the Corporation’s management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services we provide to customers. In addition, Canopy personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in countries outside of North America. Consequently, in order to manage growth effectively, the Corporation may be required to increase expenditures to increase its physical resources, expand, train and manage our employee base, improve management, financial and information systems and controls, or make other capital expenditures. Canopy’s results of operations and financial condition could be harmed if we encounter difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Impact of Change of Control

Certain of the Corporation’s existing contractual arrangements include change of control provisions requiring the Corporation to make certain payments if the change of control trigger is fulfilled. Although some of these change of control triggers, such as the Corporation’s employment agreements, provide for a “double trigger” to require payment, completion of the Investment will trigger the change of control provisions in certain of Canopy’s agreements. Change of control may be triggered upon completion of the Investment or upon Constellation exercising its Warrants and holding a position of 50% or more of Canopy’s outstanding Common Shares. In particular, the Corporation expects that the completion of the Investment will trigger conversion rights of the holders of the Convertible Notes during a period of time preceding and following the completion of the Investment. As a result, holders of Convertible Notes may benefit from the ability to convert their Convertible Notes even if the Investment is not completed. The Corporation also expects that the completion of the Investment will trigger an increase in the conversion rate for the Convertible Notes by a number of additional Common Shares with respect to conversions occurring during a period of time following the completion of the Investment. The number of additional Common Shares, if any, by which the conversion rate shall be increased shall be determined as set forth in the Indenture, based on the date of completion of the Investment and the five-day VWAP ending on, and including, the trading day immediately preceding the completion of the Investment. The Corporation is permitted to settle conversions in cash, Common Shares or a combination of cash and common shares, in its sole determination. The Corporation further expects that upon completion of the Investment, it will be required to make an offer to repurchase all of the outstanding Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes plus accrued but unpaid interest to, but excluding, the fundamental change repurchase date.

Risk Factors Related to the Business of the Corporation

Whether or not the Transaction is completed, the Corporation will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors (incorporated by reference into this Circular) applicable to the Corporation is contained under the headings “Risk Factors” in the Annual Information Form dated June 28, 2018 and in the Corporation’s other filings with securities authorities.

Corporate Governance Practices

Maintaining a high standard of corporate governance is a priority for the Board and the Corporation’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Corporation’s corporate governance practices is set out below.

Board Mandate

The Board has adopted a mandate to govern its operation. As well, the Audit Committee, and the Corporate Governance, Compensation and Nominating Committee have adopted detailed mandates outlining their responsibilities, including the specific responsibilities of the chairman of the committee. The Board has also appointed a Lead Director who has specific duties which are delineated in a Board-approved position description.

Lead Director

The Board has provided for the role of a Lead Director. This role is currently held by Mr. Bell. The primary focus of the Lead Director is to provide leadership for the independent directors and to ensure that the Board’s agenda enables it to successfully carry out its duties. The Lead Director chairs all of the independent director meetings and communicates the results of these meetings to the chief executive officer (“CEO”). Since April 1, 2017, there were 7 independent director meetings and the Lead Director was present at all of them.

The Lead Director’s key responsibilities include, among other things, acting as a liaison to ensure the relationships between the Board and management are conducted in a professional and constructive manner; supporting the Corporate Governance, Compensation and Nominating Committee in developing criteria for directors, identifying potential candidates and ensuring an adequate orientation program is in place and reviewing director conflict of interest issues as they arise.

The Lead Director also ensures that the Board has a process for assessing CEO performance and ensuring that appropriate succession, development and compensation plans are in place for senior management.

Orientation and Continuing Education

While the Corporation does not have a formal continuing education program, the directors individually and as a group are encouraged to keep themselves informed of changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes thorough strategic planning sessions with management on an annual basis.

Ethical Business Conduct

The Board is responsible for promoting an ethical business culture and fostering an environment that places an emphasis on compliance. The Board monitors compliance, including through receipt by the Audit Committee, of reports of unethical behaviour.

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for directors, officers, employees and applicable third parties conducting work for or on behalf of the Corporation. The Code may be accessed on our website at www.canopygrowth.com. The Code clearly defines how individuals working for or on behalf of the Corporation are expected to conduct themselves while representing the Corporation. Significant efforts are made to ensure all employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. Please see www.sedar.com for the full text of the Code.

Exercise of Independent Judgment – Conflicts of Interest

The Corporation is governed by the provisions of the Canada Business Corporations Act, pursuant to which a director or officer of the Corporation must disclose to the Corporation in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Except as otherwise permitted by the Canada Business Corporations Act, an interested director cannot vote on any resolution to approve the contract or transaction.

Nomination of Directors

The Corporate Governance, Compensation and Nominating Committee is responsible for the identification and assessment of potential directors for selection by the Board. While no formal nomination procedures are in place to identify new candidates, the Corporate Governance, Compensation and Nominating Committee does review the experience and performance of nominees for election to the Board. Members of the Corporate Governance, Compensation and Nominating Committee and/or Board are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Corporate Governance, Compensation and Nominating Committee also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

In identifying and considering new candidates for Board nominations, the Corporate Governance, Compensation and Nominating Committee considers among other factors, the impact of the number of directors upon the effectiveness of the Board and the appropriate number of directors to facilitate more effective decision making. The competencies that the Board should possess, and the skills, experience and reputation of each current director is considered. The Board is continuously evaluated to assess directors’ performance and to make any required improvements.

Assessments

The Board is committed to regular assessments of its own effectiveness and that of the committees and individual directors. Every year the Corporate Governance, Compensation and Nominating Committee makes recommendations to the Board regarding the process to be followed and the issues to be explored. The Corporate Governance, Compensation and Nominating Committee is currently responsible for assessing the effectiveness of the Board, the individual directors and the Audit Committee. In addition, the Lead Director is responsible for managing the ongoing performance management program of the Corporation and the compensation plan for the CEO.

Chief Executive Officer

While the Corporation does not have a written CEO position description, the CEO leads the management of the Corporation’s business and affairs and the implementation of the resolutions and policies of the Board. The key accountabilities and responsibilities of the CEO include: duties relating to the Corporation’s values, strategy, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, talent management, succession planning and effective communication with shareholders, clients, employees, regulators and other stakeholders.

Board Skills Matrix

The following skills matrix sets out skills and expertise that the Board considers important to fulfill its oversight role, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

Experience / Skill	John Bell	Murray Goldman	Bruce Linton	Chris Schnarr	Peter Stringham
Cannabis industry	✓	✓	✓	✓	✓

Pharmaceutical / biomedical industry	✓	✓		✓	✓

Retail and consumer products industries	✓		✓	✓	✓

Real estate industry		✓	✓		✓

Public company board experience	✓	✓	✓	✓	✓

Public company CEO experience	✓		✓	✓

CPA designation / CFO experience	✓			✓

Corporate governance	✓	✓	✓	✓	✓

Executive compensation		✓	✓	✓	✓

International business	✓	✓	✓	✓	✓

Government relations	✓	✓	✓		✓

Strategic planning	✓	✓	✓	✓	✓

M&A	✓	✓	✓	✓	✓

Finance and capital markets	✓	✓	✓	✓	✓

Legal and regulatory		✓	✓	✓	✓

HR / labour relations	✓	✓	✓	✓	✓

Marketing	✓	✓	✓	✓	✓

Operations	✓	✓	✓	✓	✓

Information technology		✓	✓	✓	✓

Director Term Limits and Other Mechanisms of Board Renewal

Due to the time and effort necessary for each director to become familiar with the business of the Corporation, the Board does not consider it appropriate or necessary to limit the number of terms a director may serve. Additionally, the Board considers that not mandating any term limits allows for continuity in an emerging industry to ensure greater expertise. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance, Compensation and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as Board succession planning.

Diversity

While the Corporation does not have a formal policy with respect to diversity, the Corporation recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. The Corporation does not maintain quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date hereof, the Corporation does not have any female executive officers or Board members, but has four females who hold senior management positions. The Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a written policy nor targets relating to the identification and nomination of female directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

The Board has not adopted any policies that specifically address the appointment of women to executive officers positions. The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives; however, due to the relatively small size of the Corporation’s executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Corporation has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

Corporate Governance, Compensation and Nominating Committee

The Corporate Governance, Compensation and Nominating Committee’s purpose is to provide leadership in shaping the corporate governance policies and practices of the Corporation, assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The Corporate Governance, Compensation and Nominating Committee’s primary responsibilities are to make recommendations to our Board in respect of: (1) compensation policies and guidelines; (2) management incentive and perquisite plans and any non-standard remuneration plans; (3) senior management, executive and officer compensation; (4) Board compensation matters; and (5) corporate governance policies. In addition, the Corporate Governance, Compensation and Nominating Committee is responsible for overseeing and assessing the functioning of the Board, its committees and individual directors, and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles.

The members of the Corporate Governance, Compensation and Nominating Committee are not employees or officers of the Corporation. The Corporate Governance, Compensation and Nominating Committee is composed of Peter Stringham (Chair), John K. Bell and Chris Schnarr, who are considered independent by the Board. The Board believes that the Corporate Governance, Compensation and Nominating Committee is able to fulfill its obligations and ensure an objective process for determining executive officer compensation.

The principal responsibilities and duties of the Corporate Governance, Compensation and Nominating Committee include: recommending to the Board the appointment/termination of the CEO; annually, reviewing and approving corporate goals and objectives relevant to CEO compensation and evaluating the CEO’s performance in light of those corporate goals and objectives; annually, reviewing the results of the CEO’s performance management program with the Lead Director; based on recommendations from the CEO, approving the appointment, promotion and termination of the other senior executives; annually, reviewing and making recommendations to the Board with respect to the compensation level of the CEO and the other senior executives, including any special bonuses to be paid to such individuals; annually, reviewing and approving the actual compensation to be paid to the CEO and the other senior executives; annually, reviewing and recommending to the Board the amount, determination and payment of remuneration by the Corporation to the directors in light of their time commitment, fees paid by comparable companies and their responsibilities; monitoring and, annually, reviewing and recommending to the Board the Corporation’s compensation and benefit programs; reviewing data from independent sources relative to competitive executive, non-executive and non-employee director compensation plans as they relate to the Corporation’s compensation plans; reviewing executive compensation disclosure prior to its public disclosure by the Corporation; establishing and monitoring the terms and conditions of the Corporation’s stock option, stock purchase and any other equity based plans, as applicable and any related agreements and amendments and recommending changes to the Board as necessary; acting as the Board committee responsible for administering the incentive plans; reviewing and recommending to the Board annual equity awards under the incentive plans; reviewing and approving, from time to time, the authority delegated to the CEO for stock option awards to new hires; reviewing and recommending to the Board the succession plan for the CEO and the other senior executives; assisting the CEO by reviewing and recommending to the Board major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs; ensuring that the Corporation’s human resource policies are in compliance with applicable laws and regulations; reviewing and monitoring the Corporation’s overall employment environment; considering any other human resources issues as the Committee considers appropriate or as may be referred to the Committee by the Board; and annually reviewing the Committee’s mandate and any other documents used by the Corporate Governance, Compensation and Nominating Committee in fulfilling its responsibilities. The Corporate Governance, Compensation and Nominating Committee Mandate sets forth the role and responsibilities of the committee’s chair.

Audit Committee

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying and evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The committee also assists the Board with the oversight of financial strategies and overall risk management. The Audit Committee Mandate sets forth the role and responsibilities of the committee’s chair.

The Audit Committee is composed of Chris Schnarr (Chair), John K. Bell and Peter Stringham, each of whom is an independent director of the Corporation, and the Corporation anticipates that the audit committee will be composed of the same directors following the Meeting. As noted elsewhere in this Circular, if the Transaction Approval Resolution is approved, the Board will be reconstituted. It is currently anticipated that Messrs. Bell and Stringham, together with Ms. Judy Schmelling, would serve as members of the Audit Committee, all of whom would be independent within the meaning of applicable securities laws.

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Refer to section entitled Audit Committee Information starting on page 53 of the Corporation’s Annual Information Form filed on June 28, 2018 for additional information on the Audit Committee.

Pursuant to the terms of the Audit Committee Mandate, the Audit Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor.

The following table sets forth, by category, the fees for all services rendered by the Corporation’s external auditors, Deloitte, for the financial years ending March 31, 2017 and March 31, 2018.

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	Other Fees
March 31, 2017	$747,500	Nil	$340,000	Nil
March 31, 2018	$1,670,867	$360,820	$434,925	Nil

Notes:

(1)

Aggregate audit related fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit fees.”

(2)	Aggregate tax fees billed for tax compliance, advice, planning and assistance with preparation of tax returns.

Meeting Attendance

The Board met 7 times over the past fiscal year, while the Audit Committee met 4 times and the Corporate Governance, Compensation and Nominating Committee met 4 times. The table below contains information regarding attendance at these meetings.

Summary of Board and committee meetings Held and attendance record
	Number of meetings	Attendance at all meetings
Board of Directors(1)	7	100%
Audit Committee(2)	4	100%
Corporate Governance, Compensation and Nominating Committee	4	100%
(1)	In addition to official Board meetings, since July 31, 2017, the Board meets weekly to discuss ongoing matters.
(2)	The Audit Committee Chair also meets regularly with management and quarterly with the Corporation’s auditors, Deloitte, and the Corporation’s ICFR Consultants, KPMG.

Individual director meeting attendance record
	Board	Audit	CGCNC	Committee meeting total
John Bell	7/7	4/4	4/4	15/15
Murray Goldman	7/7	--	--	7/7
Chris Schnarr	7/7	4/4	4/4	15/15
Bruce Linton	7/7	--	--	7/7

Individual director meeting attendance record
	Board	Audit	CGCNC	Committee meeting total
Peter Stringham	7/7	4/4	4/4	15/15
Total	35/35	12/12	12/12	59/59

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation paid or awarded to the Corporation’s named executive officers (the “NEOs”) as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for each of the Corporation’s three most recently completed financial years. In this Circular, “Fiscal 2018” (or the last financial year) refers to the period from April 1, 2017 to March 31, 2018, “Fiscal 2017” refers to the period from April 1, 2016 to March 31, 2017; and “Fiscal 2016” refers to the period from January 1, 2015 to March 31, 2016.

Summary Compensation Table
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(6)(7)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Bruce Linton, Director, Chief Executive Officer and Chair (1)	2018	200,000	N/A	1,994,723	300,000	N/A	N/A	21,291	2,457,614
	2017	222,500	N/A	-	200,000	N/A	N/A	9,345	431,845
	2016	200,000	N/A	312,552	200,000	N/A	N/A	8,288	720,840
Tim Saunders, Chief Financial Officer (2)	2018	277,342	N/A	1,607,459	179,808	N/A	N/A	20,840	2,027,048
	2017	203,600	N/A	706,875	225,000	N/A	N/A	22,894	1,158,369
	2016	156,727	N/A	541,587	65,000	N/A	N/A	22,755	786,069
Mark Zekulin, President (3)	2018	297,437	N/A	1,994,723	195,577	N/A	N/A	8,838	2,438,174
	2017	210,000	N/A	882,322	235,000	N/A	N/A	10,892	1,338,213
	2016	189,914	N/A	187,531	45,000	N/A	N/A	135,427	557,871
Olivier Dufourmantelle, SVP Strategic Expansion &	2018	202,495	N/A	423,765	94,038	N/A	N/A	N/A	683,798
	2017	176,250	N/A	170,359	75,000	N/A	N/A	N/A	421,609

Summary Compensation Table
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(6)(7)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Continuous Improvement (4)	2016	134,135	N/A	258,006	30,500	N/A	N/A	N/A	422,640
Rade Kovacevic, SVP and Managing Director (5)	2018	252,170	N/A	1,804,830	87,327	N/A	N/A	3,407	2,096,634
	2017	128,750	N/A	226,096	55,000	N/A	N/A	5,688	256,389
	2016	62,500	N/A	107,870	30,500	N/A	N/A	2,709	107,469

Notes:

(1)

Mr. Linton has served as the Corporation’s Chief Executive Officer since August 28, 2014. No portion of his salary is attributed to his service on the Board and does not receive any compensation for his role as a director of the Corporation.

(2)	Mr. Saunders has served as the Corporation’s Chief Financial Officer since June 1, 2015.
(3)	Mr. Zekulin has served as the Corporation’s President since August 4, 2016 and became Co-Chief Executive Officer as of June 27, 2018.
(4)

Mr. Dufourmantelle served as the Corporation’s Senior Vice President of Strategic Expansion and Continuous Improvement since June 26, 2017. As of April 30, 2018, Mr. Dufourmantelle became the Chief Operating Officer of Canopy Rivers Corporation, one of the Corporation’s subsidiaries, and is no longer employed directly by the Corporation.

(5)	Mr. Kovacevic has served as the Corporation’s Senior Vice President and Managing Director since November 20, 2017.
(6)

This value was used both for the purposes of compensation (grant date fair value) and accounting value and was derived using the Black-Scholes methodology. The underlying assumptions used in fair valuing the options are as follows:

●	Date: June 28, 2017; grant price equal to market price: $8.18; expected volatility: 61.48%; expected option life: 6 years.
●	Date: February 15, 2018; grant price equal to market price: $27.99; expected volatility: 69%; expected option life: 6 years.
(7)

This value includes options granted on December 4, 2017 to each Named Executive Officer to purchase shares in the Corporation’s subsidiary Canopy Rivers Corporation at an exercise price of $0.60 (the “Canopy Rivers Option Grants”). In addition to the Canopy Rivers Option Grants, each of the Named Executive Officers were provided loans to purchase shares in Canopy Rivers Corporation.

Statement of Executive Compensation

The following discussion describes the significant elements of the Corporation’s executive compensation program, with particular emphasis on the process for determining compensation payable to the NEOs for fiscal 2018.

The following also summarizes certain material changes the Corporation intends to adopt for its executive compensation program for fiscal 2019.

With respect to employee compensation, including compensation of the Corporation’s executives, it is desirable to appreciate some of the Corporation’s unique attributes. The Corporation is focused on increasing its market share in federally-legal cannabis markets in Canada and abroad, through ongoing investment in brand development, global expansion, product diversification, IT systems and initiatives to increase cannabis production (dried & oils), fulfillment and shipping capacity. As a cannabis related company, with limited access to debt financing, the Corporation is largely dependent upon equity financing to provide the capital necessary to grow its business. With a view to extending the cash resources that the Corporation has available, it is important for the Corporation to be prudent in the management of its cash expenses across all areas of the Corporation’s operations, including in the area of employee compensation.

As a leader in the global cannabis sector, the Corporation’s employees are developing highly desirable skill sets and work experience that are in increasing demand. To retain valuable employees and to avoid the significant harm to the business that losing these employees would entail, the Corporation must establish competitive employee compensation programs.

Compensation Discussion and Analysis

Each NEO of the Corporation receives a base salary in recognition for discharging job responsibilities and reflects the officer’s performance over time, as well as that individual’s particular experience and qualifications. An executive’s base salary is reviewed by the Corporate Governance, Compensation and Nominating Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect performance contributions over a number of years.

The Corporation’s compensation philosophy is based on attracting and retaining employees whose compensation is aligned with its strategies and whose interests are aligned with those of the Corporation’s shareholders, all while effectively managing risk and prudently investing the Corporation’s equity derived development capital. The Corporation believes that an effective compensation program founded on these principles is a key element to building long-term shareholder value.

Attracting and Retaining Talent – compensation targets are set to ensure they remain relevant to the markets in which the Corporation competes for talent both inside and outside the Corporation’s industry.

Alignment of Compensation with Corporate Strategies – incentive awards are generally expected to be linked to the Corporation’s short-term and long-term strategic objectives and “pay for performance” programs are generally expected to align with this philosophy.

Alignment with Shareholders’ Interests – given the “at risk” component of total compensation, employees are generally rewarded for contributing to a higher return on shareholders’ investment and their reward levels are negatively affected by a lower return on shareholders’ investment. The use of equity-based compensation is intended to cause employees to behave like (and become) the owners of the Corporation. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries thereby lowering its fixed cash costs.

Effective Risk Management – compensation structure must encourage the Corporation’s management to take responsible risks and to manage those risks appropriately.

Cash Management – compensation structure is to be designed to help the Corporation in its efforts to prudently manage the Corporation’s equity funded cash resources. Named Executive Officers are generally not present for, nor do they participate in, Corporate Governance, Compensation and Nominating Committee or Board discussions or approvals relating to their own compensation.

Compensation Benchmarking and Peer Group

Due to the complexity associated with the Corporation working within an emerging market sector and having to be prudent with cash management, while competing in a variety of both medical and recreational sectors, several industries were required to develop the compensation benchmarking peer group. The Corporate Governance, Compensation and Nominating Committee, working with its independent executive compensation consultant, Global Governance Advisors Inc. (“GGA”), identified four key market sectors to draw appropriate peers from and then used a secondary peer group of high growth companies to complement the primary peer group. More specifically, the primary benchmarking peer group consisted of companies from the following relevant sectors:

Sector	Rationale
Cannabis	Reflects the Corporation’s primary market
Fast moving consumer goods	Reflects the recreational market of spirits, distilleries and brewers, which will become a competing substitute product for consumers
Specialized pharmaceuticals	Represents the medical cannabis aspect of the competitive market
Technology	Represents the high growth and entrepreneurial spirt the Corporation generates within its business strategy

The criteria used to select the primary peer group included being a publicly traded company on either the TSX or a major U.S. exchange, having a market capitalization between $1.5 and $27 billion at the time of the review, and operating within one of the four industry sectors referenced above. The primary peers selected for benchmarking executive compensation are:

Primary Peer Group
Cannabis	Fast Moving Consumer Goods	Specialized Pharmaceuticals	Technology
Aphria Inc.	MGP Ingredients Inc.	Akorn Inc.	Constellation Software Inc.
Aurora Cannabis Inc.	Molson Coors Canada Inc.	Corcept Therapeutics Incorporated	Kinaxis Inc.
MedReleaf Corp.	The Boston Beer Company Inc.		Open Text Corporation
	Universal Corporation		Shopify Inc.
Vector Group Ltd.

The secondary peer group selected for benchmarking executive compensation was generally used for additional contextual purposes as opposed to setting pay levels, and to acknowledge and examine the characteristics of executive compensation at high growth companies. The criteria used to select the secondary peers included being a publicly traded company on either the TSX or a major U.S. exchange, had experienced share price appreciation 100% or greater within the past 3 years, having a market cap between $1.5 million and $27 billion at the time of the review, generating total revenue between $17.5 million and $500 million and operate within one of the four key sectors identified above. The secondary “high growth” peers selected for benchmarking are:

Secondary Peer Group
Cannabis	Fast Moving Consumer Goods	Specialized Pharmaceuticals	Technology
Aphria Inc.	MGP Ingredients Inc.	Array BioPharma Inc.	2U Inc.
Aurora Cannabis Inc.		AxoGen Inc.	Altium Limited
		Corcept Therapeutics Incorporated	Callidus Software Inc.
		Enanta Pharmaceuticals Inc.	Chegg Inc.
		Ligand Pharmaceuticals Incorporated	Five9 Inc.
		Loxo Oncology Inc.	HubSpot Inc.
		Varonis Systems Inc.	Kinaxis Inc.
		Nektar Therapeutics	New Relic Inc.
		Sarepta Therapeutics Inc.	Q2 Holdings Inc.
Spectrum Pharmaceuticals Inc.
Supernus Pharmaceuticals Inc.

Building Blocks of Compensation

The Corporation’s compensation program applies to employees in various roles within the Corporation, including the NEOs, and consists of fixed and “at risk” compensation, provided in a mix of cash and equity. Although indirect compensation such as benefits and perquisites make up a portion of each employee’s compensation, the main components of the total compensation structure are as follows:

Compensation Components

Base Salary

The Corporation sets a compensation level for each executive and/or employee based on market rates for similar positions and each employee’s expected contribution and past performance. Base salary forms the basis for attracting talent and comparing to and remaining competitive with the market. It is a fixed component of the executives’ compensation plan and used to determine other elements of compensation and benefits. The base salary is established at the beginning of the year by taking into account the recommendations of our independent consultant. An employee’s base salary is intended to provide compensation to secure the employee’s services for the Corporation and assist the Corporation in its efforts to prudently manage its cash resources. Any increases to eligible employee’s compensation are, however, entirely “at risk” in that they are subject to the Corporation’s performance and the employee’s individual performance.

Short-Term Incentive (STIP)

The Short-Term Incentive is the cash bonus opportunity executives are eligible to receive. The STIP links pay to individual and corporate achievements. It is the first layer of variable compensation and is paid in cash following year-end results based on annual performance. Bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified for each NEO that contain metrics and weightings that align to the business and reflect recommendations and input from the CEO, Corporate Governance, Compensation and Nominating Committee and the independent advisor, GGA.

The STIP is a leveraged bonus design, where executives may earn between 50% and 200% of the target opportunity (the “Target”). A Target opportunity is set for each employee based on either a percentage of base salary or a fixed dollar amount. In a year in which the Corporation fully met, but did not exceed, its objectives, and the executive and employee’s contribution was fully satisfactory, it would be expected that the employee would earn his or her compensation level. However, subject to the Corporate Governance, Compensation and Nominating Committee and Board exercising their discretion, in a year in which the Corporation did not meet its objectives, an employee would be paid less than his or her full compensation level.

Similarly, in a year in which the Corporation over-performed and exceeded its objectives, there would be leverage applied to the at-risk portion of compensation and the eligible employees would earn up to 200% of the Target. The upward leverage applied to any of the at-risk incentive programs are capped in the event the Corporation significantly beats its objectives.

These targets take the form of short-term financial and operating metrics and personal objectives, all focused on positioning the Corporation for present and future success. The Corporation believes that the use of financial targets such as revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) and other operating performance measures, such as annual gross sales and annual gross profits, are variables that are best correlated to the Corporation’s long-term, sustainable financial strength. These targets are set at levels believed to be challenging yet realistically attainable given anticipated trends. The performance targets for short-term incentives are calculated as follows: (i) EBITDA measured against budgeted EBITDA target; (ii) annual gross sales measured against budgeted annual gross sales’ target; and (iii) annual gross profits measured against budgeted annual gross profits’ target. The Board uses these financial elements as benchmarks to determine the Corporation’s performance goals across all business areas and include achievements in finance and business development as compared to each employee and executive in connection with their own individual success.

STIP Changes for 2019

The Corporation has begun establishing formal individual performance management plans and formal variable, “at risk” incentive plans for employees in various roles to ensure that performance and compensation are fairly and objectively connected. Additional qualitative factors determined by the Corporate Governance, Compensation and Nominating Committee may also play a part in determining matters relating to a given employee’s compensation. The leverage within the STIP will remain capped at 200% of Target, to continue to align with market practice.

Omnibus Plan

At the 2017 annual general and special meeting, Shareholders approved the 2017 Omnibus Incentive Plan of the Corporation (the “Original Omnibus Plan”). At the special meeting of shareholders held on July 30, 2018, Shareholders approved certain amendments to the Original Omnibus Plan to allow for, among other matters, an increase in the total Common Shares available for award thereunder (the Original Omnibus Plan, as so amended, is referred to herein as the “Omnibus Plan”).

Pursuant to the Omnibus Plan, the Corporation issues share-based medium- and long-term incentives. All directors, officers, employees and independent contractors of the Corporation and/or its affiliates (“Company Personnel”) are eligible to receive awards of common share purchase options (“Options”) restricted share units (“RSUs”), DSUs, stock appreciation rights, restricted stock (“Restricted Stock”), performance awards (“Performance Awards”) or other stock-based awards under the Omnibus Plan. All awards granted under the Omnibus Plan are non-transferable.

The Corporation’s current compensation program, as described in the “Executive Compensation – Compensation Discussion and Analysis – Compensation Components” section, provides total compensation for employees in various roles that comprises base salary (fixed cash amount), short-term performance incentives (variable cash award) and lastly, medium- and long-term “at risk” equity-based incentives through awards under the Omnibus Plan that align employees’ interests with those of shareholders. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Corporation to offer lower base salaries thereby lowering its fixed cash compensation costs. As a cannabis related company, with limited access to debt financing, the Corporation is largely dependent upon equity financing to provide the capital necessary to grow its business. With a view to extending the cash resources that the Corporation has available, it is important for the Corporation to be prudent in the management of its fixed cash expenses across all areas of the Corporation’s operations, including in the area of employee compensation.

The maximum number of Common Shares issuable from treasury pursuant to awards under the Omnibus Plan cannot exceed 15% of the total outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to the Corporation’s employee stock purchase plan, which is the only other security-based compensation arrangement of the Corporation.

Pursuant to the Omnibus Plan, the Corporate Governance, Compensation and Nominating Committee may provide the circumstances in which awards may be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Corporation or any affiliate prior to the end of a performance period or exercise or settlement of an award.

The Omnibus Plan serves several purposes for the Corporation. One purpose is to develop the interests of Company Personnel in the growth and development of the Corporation by providing such persons with the opportunity to acquire an economic interest in the Corporation. All Company Personnel are considered eligible to be selected to receive an award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable Company Personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan aligns the interests of the participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

Medium-term Incentives

The Omnibus Plan provides the Corporate Governance, Compensation and Nominating Committee with an additional equity-based compensation alternative in the form of RSUs. These instruments provide “at risk” equity-based incentive that vests over a three-year period, adds a medium-term incentive option to the Corporation’s compensation program and may replace short-term cash-based incentives currently provided for in the Corporation’s compensation plan. RSUs may be granted as part of an employee’s “at risk” incentives and are considered “medium-term” incentives because they vest in equal installments over three years from the date of grant and any payments on the vesting dates are determined with reference to the market price of Common Shares on that date.

RSUs are subject to restrictions as imposed by the Corporate Governance, Compensation and Nominating Committee may impose (including, without limitation, any limitation on the right to receive any dividend or dividend equivalent or other right). These restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Corporate Governance, Compensation and Nominating Committee may deem appropriate.

As of the Record Date, the Corporation had issued 17,584 RSUs.

Long-term Incentives

Long-term incentives in the form of Options, generally granted to employees in various roles, are intended to align the employees’ interests with those of the Corporation’s shareholders. A holder of vested Options may acquire Common Shares at the exercise price established on the Options’ date of grant. The

Corporation sets annual target ranges for Option grants to its employees, subject to the Corporation’s financial performance and the employee’s individual performance.

Including “at risk” long-term incentives in compensation package allows the Corporation to design compensation programs targeted to deliver attractive total compensation but which feature lower fixed cash-based base salary thereby helping the Corporation to manage its cash flow.

Options represent compensation that is intended to align employees’ interests with those of shareholders by providing employees with the opportunity to become shareholders of the Corporation. These awards are considered entirely “at risk” in terms of how much they will pay out because the value of Options rises (and may fall) in conjunction with the market price of Common Shares. The Corporation believes that Options will promote the retention of employees.

Options are never issued at an exercise price below the market price of the Common Shares. Notwithstanding valuations of Options required by financial reporting requirements, Options only have value to their holders when the market price of Common Shares exceeds the exercise price of the Options; the greater the difference between the market price (i.e. when the market price of the Common Shares rises, thereby increasing shareholder value) and the exercise price, the greater the value of the Options.

In determining the number of share-based awards to be granted to the executive officers, the Board (after receiving recommendations of the Corporate Governance, Compensation and Nominating Committee) takes into account the number of share-based awards, if any, previously granted to each executive officer and the exercise price of any outstanding share-based awards to ensure that such grants comply with the policies of the TSX and closely align the interests of the executive officers with the interests of the Shareholders.

As of the Record Date, the Corporation has granted Options and RSUs and in accordance with the Omnibus Plan. The Omnibus Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Corporation and benefit from increases in the value of the Common Shares.

With the approval of the Corporate Governance, Compensation and Nominating Committee, a participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Option price due on such exercise by electing to receive Common Shares equal in value to the difference between the Option price and the fair market value on the date of exercise computed in accordance with the Omnibus Plan.

The term of each Option is fixed by the Corporate Governance, Compensation and Nominating Committee but cannot exceed six years from the date of grant thereof. Notwithstanding the foregoing and subject to certain exceptions detailed in the Omnibus Plan, if the term of an Option would otherwise expire during, or within ten business days of the expiration of a Blackout Period (as such term is defined in the Omnibus Plan) applicable to such participant, then the term of such Option is extended to the close of business on the tenth business day following the expiration of the Blackout Period.

Performance Awards

Under the Omnibus Plan, the Corporate Governance, Compensation and Nominating Committee may grant a non-transferable Performance Award to a participant payable upon the attainment of specific Performance Goals (as such term is defined in the Omnibus Plan). To date the Corporation has not granted any Performance Awards.

Upon a participant’s termination of service for any reason during the Performance Period (as such term is defined in the Omnibus Plan) for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Corporate Governance, Compensation and Nominating Committee at grant. Based on service, performance and/or such other factors or criteria, if any, as the Corporate Governance, Compensation and Nominating Committee may determine, such committee may, at or after grant, due to such service, performance and/or such other factors or criteria relating to the participant’s performance to date, accelerate on a pro rata basis the vesting of all or any part of any Performance Award.

When and if Performance Awards become payable, a participant having received the grant of such award is entitled to receive payment from the Corporation in settlement of such award in cash, Common Shares of equivalent value (based on the fair market value), in some combination thereof, or in any other form determined by the Corporate Governance, Compensation and Nominating Committee at its sole discretion.

Incentive Plan Awards

The following table sets forth the option-based and share-based awards granted to each of the Corporation’s NEOs under the Omnibus Plan.

Name and Position	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bruce Linton, Director, Chief Executive Officer and Chair	166,667	2.95	March 1, 2022	5,118,334	N/A	N/A	N/A

	500,000	8.18	June 28, 2023	12,740,000	N/A	N/A	N/A

	200,000	0.60(2)	December 4, 2023	100,000	N/A	N/A	N/A

Tim Saunders, Chief Financial Officer	116,667	1.92	June 30, 2021	3,703,011	N/A	N/A	N/A

	100,000	2.95	March 1, 2022	3,071,000	N/A	N/A	N/A

	66,667	2.68	June 29, 2022	2,065,344	N/A	N/A	N/A

	125,000	9.88	March 24, 2023	2,972,500	N/A	N/A	N/A

	400,000	8.18	June 28, 2023	10,192,000	N/A	N/A	N/A

	200,000	0.60(2)	December 4, 2023	100,000	N/A	N/A	N/A
Mark Zekulin, President	41,667	2.11	March 31, 2021	1,314,594	N/A	N/A	N/A
	150,000	2.95	March 1, 2022	4,606,500	N/A	N/A	N/A
	150,000	2.68	June 29, 2022	4,647,000	N/A	N/A	N/A

	150,000	9.88	March 24, 2023	3,567,000	N/A	N/A	N/A
	500,000	8.18	June 28, 2023	12,740,000	N/A	N/A	N/A
	200,000	0.60	December 4, 2023	100,000	N/A	N/A	N/A
Olivier Dufourmantelle, SVP Strategic Expansion & Continuous Improvement	50,000	1.92	June 30, 2021	1,587,000	N/A	N/A	N/A
	100,000	2.68	June 29, 2022	3,098,000	N/A	N/A	N/A
	60,000	2.95	March 1, 2022	1,842,600	N/A	N/A	N/A
	100,000	8.18	June 28, 2023	2,548,000	N/A	N/A	N/A
	125,000	0.60(2)	December 4, 2023	62,500	N/A	N/A	N/A
Rade Kovacevic, SVP and Managing Director	13,334	2.66	November 27, 2021	413,354	N/A	N/A	N/A
	33,333	2.95	March 1, 2022	1,023,656	N/A	N/A	N/A
	40,000	11.71	February 27, 2023	878,000	N/A	N/A	N/A
	220,00	8.18	June 28, 2023	5,605,600	N/A	N/A	N/A
	60,000	27.99	February 15, 2024	340,200	N/A	N/A	N/A
	200,000	0.60(2)	December 4, 2023	87,500	N/A	N/A	N/A

Notes:

(1)	The in-the-money value was determined by the market price on March 31, 2018, less the exercise price multiplied by the number of unexercised Options, whether vested or unvested.
(2)	This denotes the Canopy Rivers Option Grants.

The following table sets forth the value of the option- and share-based awards that would have been realized if the awards had been exercised on the vesting date, along with the value of the awards that were earned during fiscal 2018.

Name and Position	Option-based Awards – Value vested during the year ($)(1)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Bruce Linton, Director, Chief Executive Officer and Chair	2,033,350	N/A	300,000
Tim Saunders, Chief Financial Officer	3,081,919	N/A	179,808
Mark Zekulin, President	4,079,504	N/A	195,577

Olivier Dufourmantelle, SVP Strategic Expansion & Continuous Improvement	1,257,350	N/A	94,038
Rade Kovacevic, SVP and Managing Director	829,457	N/A	87,327

Notes:

(1)	Options are valued using the Black-Scholes methodology for determining the fair value of Options.

Compensation Risk

The Board considers and assesses, as necessary, the implications of risks associated with the Corporation’s compensation policies and practices and devotes such time and resources as it believes are appropriate given the Corporation’s relatively limited operating history, size and method of executive compensation. The Corporation’s practice during fiscal 2018 of compensating its officers through a mix of salary and incentives provided under the Omnibus Plan is designed to mitigate risk by: (i) ensuring that the Corporation retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of the Corporation and its Shareholders. During the fiscal year ended March 31, 2018, the Board did not identify any risks arising from the Corporation’s compensation policies and practices that the Board believed were reasonably likely to have a material adverse effect on the Corporation.

The Corporate Governance, Compensation and Nominating Committee reviews the Corporation’s compensation practices and policies at least annually and more often as may be required to deal with particular issues that may arise between annual reviews.

The Corporate Governance, Compensation and Nominating Committee and the Board have implemented policies designed to mitigate risk in the Corporation’s compensation policies and practices including the following:

•

the Corporate Governance, Compensation and Nominating Committee’s annual review of the Corporation’s compensation practices are designed to ensure that the Corporation compensates its key employees satisfactorily to ensure the Corporation does not lose employees with critical skills;

•

a significant portion of each employee’s compensation is at-risk to align their interests with those of the Corporation’s shareholders and help motivate employees to continually improve the Corporation and its business and will depend on the employee’s individual performance and the Corporation’s overall performance;

•	annual performance-based cash incentives are capped;

•

the three-year vesting periods for all Options have been implemented to not only mitigate the risk of employees generating short-term benefits from the Omnibus but also to not reward employees if the market price of the Common Shares falls and conversely to reward them if the market price increases;

•	in addition to cash incentives, increases to base salary and Option grants are largely based on employees’ overall performance, thereby providing the potential for a strong pay-for-performance link;

•	the terms of the Corporation’s Insider Trading Policy ensure that Options cannot be granted when the Corporation has undisclosed material information.

Based on the Corporation’s compensation practices and policies, the Corporate Governance, Compensation and Nominating Committee and Board have concluded that there appear to be limited risks arising from the compensation programs that are reasonably likely to have a material adverse effect on the Corporation at this time. The Corporation’s employees are increasingly well sought after, so the Corporation must ensure that its compensation programs are competitive or risk losing valuable and skilled employees.

Financial Instruments

Except where prohibited by law, the Corporation’s NEOs and directors have not been prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director. To the Corporation’s knowledge, no executive officer or director of the Corporation has entered into or purchased such a financial instrument.

The Corporation’s Insider Trading Policy prohibits short-term speculation. It suggests that insiders of the Corporation should refrain from frequent buying and selling of the securities of the Corporation for the purpose of realizing the short-term profits and should acquire securities only as a long-term investment.

As part of the Corporation’s insider trading policy, employees of the Corporation and members of the Board are prohibited from entering into any short sale of the Corporation’s securities. Other than with respect to the Corporation issued Options, employees of the Corporation and Board members are also prohibited from purchasing any put or call options with respect to any the Corporation’s securities.

Compensation Governance

As discussed above under “Compensation Discussion and Analysis”, decisions regarding compensation of the officers and directors are made by the Board, based on recommendations by the Corporate Governance, Compensation and Nominating Committee. The Corporate Governance, Compensation and Nominating Committee relies on input from management to assess individual performance of the officers.

As well, the Corporate Governance, Compensation and Nominating Committee has retained GGA to provide services to the Board or the Corporate Governance, Compensation and Nominating Committee in determining the compensation for any of the Corporation’s executive officers’ or directors’ compensation. The Corporate Governance, Compensation and Nominating Committee initially retained GGA in October 2015.

In fiscal 2018, GGA completed the following work for the Corporate Governance, Compensation and Nominating Committee:

●	Reviewed the Compensation Philosophy and Peer Group;
●	Reviewed executive compensation; and
●	Reviewed director compensation.

GGA’s fees incurred in the last two completed fiscal years are as follows:

Fiscal year	Executive Compensation-Related Fees	All Other Fees
2018	$46,743.69	Nil
2017	$22,712.77	Nil

Performance Graph

The following performance graph illustrates the Corporation’s cumulative shareholder return assuming reinvestment of dividends, by comparing a $100 investment in the Common Shares beginning April 4, 2014 to the return on the S&P/TSX Composite Index.

	April 4, 2014	March 31, 2015	March 31, 2016	March 31, 2017	March 31, 2018
The Corporation	$100	$81.08	$100.77	$411.20	$1,299.61
S&P/TSX Composite (^TSX)	$100	$106.44	$99.45	$117.97	$119.98

The Board is of the view that the Corporation’s management, including each of the NEOs, have delivered excellent value to shareholders in 2018. As evidenced by the performance graph above, the Corporation’s shares stayed relatively on par with the TSX Composite Index, until Fiscal 2017, when the Corporation’s shares significantly outperformed the TSX Composite Index, a trend which continued exponentially in Fiscal 2018. The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its NEOs for the period ended March 31, 2018 or for any prior fiscal periods. In addition, the Board considered the high-quality contributions by each executive in achieving notable milestones in business development, including acquiring several licensed producers or soon to be licensed producers across Canada, partnerships with several international pharmaceutical and medical companies; sponsoring a national campaign; and expansion of the Corporation’s approved licensed activities. In addition, executive compensation during this period is reflective of the dedication and loyalty of the executives to grow the Corporation and to obtain the goal of becoming the world leader in the cannabis industry.

Employment Agreements

Bruce Linton

Mr. Linton provides services to the Corporation pursuant to a consulting agreement between the Corporation, Mr. Linton and his holding company, HBAM Holdings Inc. (“HBAM”), dated May 15, 2017 (the “Linton Agreement”). The initial term of the Linton Agreement was April 1, 2017 to March 31, 2018, which term automatically renews in successive one-year periods ending on March 31 in each year in each case, unless otherwise terminated. Pursuant to the terms of the Linton Agreement, the Corporation shall pay to HBAM a monthly fee on the first of each month of $16,667 (the “Consulting Fee”) for each month in the term in consideration of the consulting services, plus a car allowance in the amount of $1,500 per month. HBAM is also eligible for an annual short-term incentive bonus of up to $300,000 linked to attainment of objectives by Mr. Linton based on agreed-upon objectives. Further, the Corporation agreed to grant HBAM $200,000 of RSUs, upon establishing such long-term RSU incentive plan. HBAM is further eligible to receive equity or equity-based compensation granted by the Board of Directors of the Corporation from time to time. The Consulting Fee was increased to $25,000 per month effective April 1, 2018.

The Linton Agreement may be terminated by HBAM upon giving the Corporation ninety (90) days’ prior written notice, in which case HBAM forfeits any unvested equity awards. The Corporation may terminate the Linton Agreement at any time, for any reason, upon the provision of the following by the Corporation to HBAM: a lump-sum payment to HBAM equal to HBAM’s earnings (that being the Consulting Fee plus any bonus) over the two (2) year period immediately preceding the date of termination; continuation of all benefits for a period of two (2) years (or provide payment in lieu thereof); any unvested RSUs held by HBAM shall continue to vest over the following two (2) year period (to the extent permitted); and any unvested stock options held by HBAM shall vest as of the termination date (the “HBAM Termination Entitlements”). Receipt of the foregoing payments or other benefits by HBAM would be subject to HBAM signing a full and final release in favour of the Corporation, and Mr. Linton resigning as a director and/or officer of the Corporation.

The Linton Agreement may be terminated by the Corporation at any time for cause, failure by HBAM to comply with a material provision, performance by HBAM of an act by which the Corporation incurs liability out of the ordinary course, or if either HBAM or the Corporation shall become insolvent or make an assignment for the benefit of creditors or experience other similar events. Following certain liquidation events, the Linton Agreement may be terminated by the Corporation or at the election of HBAM within sixty (60) days of such event, upon the provision by the Corporation to HBAM of the HBAM Termination Entitlements, which would be subject to HBAM signing a full and final release in favour of the Corporation, and Mr. Linton resigning as a director and/or officer of the Corporation. Upon the death of Mr. Linton, the Linton Agreement shall be automatically terminated, and the Corporation shall, within thirty (30) days, make a lump-sum payment to his estate in the amount of HBAM’s earnings over the one (1) year period immediately preceding Mr. Linton’s death.

Pursuant to the terms of the Linton Agreement, HBAM and Mr. Linton are subject to certain non-competition and non-solicitation restrictions. During the term of the Linton Agreement and for two (2) years thereafter, neither Mr. Linton nor HBAM shall be engaged in any business within Canada which is the same as, or competitive with, the business of the Corporation. Similarly, neither Mr. Linton nor HBAM shall solicit any of the Corporation’s employees or customers during the term of the Linton Agreement and for two (2) years thereafter.

Mark Zekulin

Mr. Zekulin provides services to the Corporation pursuant to an executive employment agreement between Mr. Zekulin and Tweed Inc. (“Tweed”) dated May 31, 2014 (the “Zekulin Agreement”). Mr. Zekulin is entitled to participate in the bonus or incentive compensation plans made available by Tweed to its employees, and is further eligible to receive stock options, as determined by the board of directors. Upon the occurrence of a change of control affecting Tweed, Mr. Zekulin’s options shall accelerate and become vested and exercisable as of immediately prior to such change of control event.

Tweed may terminate Mr. Zekulin’s employment for cause without notice or payment in lieu thereof, or without cause upon the provision of thirty-four (34) weeks’ notice or payment of base salary in lieu of notice (plus statutory severance pay, if applicable). As a condition of receiving any payments which exceed the statutory requirements for a termination without cause, Mr. Zekulin would be required to execute a release in favour of Tweed. Following a termination without cause, Tweed must continue to make the contributions required to maintain Mr. Zekulin’s employee health benefits and insurance benefits (if Mr. Zekulin is a member of such benefit plans at the time of such termination without cause) for the minimum statutory period as prescribed by the Ontario Employment Standards Act, 2000 S.O. 2000, c. 41 (the “ESA”). Mr. Zekulin may resign from his employment by providing four (4) weeks’ notice. Pursuant to the Zekulin Agreement, Mr. Zekulin is subject to non-competition and non-solicitation provisions during the period of his employment and for 12 months thereafter.

Olivier Dufourmantelle

As of April 30, 2018, Mr. Dufourmantelle became the Chief Operating Officer of Canopy Rivers Corporation, one of the Corporation’s subsidiaries, and is no longer employed directly by the Corporation. The following describes Mr. Dufourmantelle’s employment agreement in effect as of the end of Fiscal 2018. Mr. Dufourmantelle provided services to the Corporation pursuant to an employment agreement between Mr. Dufourmantelle and Tweed dated May 1, 2015, as amended (the “Dufourmantelle Agreement”). Mr. Dufourmantelle was eligible for a performance bonus of $90,000, based on agreed upon performance objectives, and was eligible to participate in Tweed’s stock option plan.

Tweed may terminate Mr. Dufourmantelle’s employment for cause without notice or payment in lieu thereof, or without cause upon the provision of eight (8) weeks’ notice or payment of base salary in lieu of notice (plus statutory severance pay, if applicable). Following a termination without cause, Mr. Dufourmantelle’s benefits coverage would remain in force for the minimum period prescribed by the ESA or to the extent permitted under the applicable Tweed policies for the full eight (8) week notice period. Mr. Dufourmantelle may resign from his employment by providing Tweed with four (4) weeks’ notice. Mr. Dufourmantelle’s role with Canopy Rivers Corporation did not give rise to any termination payments.

Pursuant to the Dufourmantelle Agreement, Mr. Dufourmantelle is subject to non-competition and non-solicitation provisions during the period of his employment and for 12 months thereafter. Notwithstanding the foregoing, Mr. Dufourmantelle had the right to negotiate with the Corporation to file an application under the ACMPR on his own behalf; provided, however, that during employment and for 6 months thereafter, Mr. Dufourmantelle may not employ any person who is Employed by the Corporation or was employed by the Corporation during his period of employment.

Rade Kovacevic

Mr. Kovacevic provides services to the Corporation pursuant to an employment agreement between Mr. Kovacevic and Tweed dated September 1, 2015 (the “Kovacevic Agreement”).

Tweed may terminate Mr. Kovacevic’s employment for cause without notice or payment in lieu thereof, or without cause upon the provision of eight (8) weeks’ notice or payment of base salary in lieu of notice (plus statutory severance pay, if applicable). Following a termination without cause, Mr. Kovacevic’s benefits coverage would remain in force for the minimum period prescribed by the ESA or to the extent permitted under the applicable Tweed policies for the full eight (8) week notice period. Mr. Kovacevic may resign from his employment by providing Tweed with two (2) weeks’ notice. Pursuant to the Kovacevic Agreement, Mr. Kovacevic is subject to non-competition and non-solicitation provisions during the period of his employment and for 12 months thereafter.

Tim Saunders

Mr. Saunders provides services to the Corporation pursuant to an executive employment agreement between Mr. Saunders and Tweed dated April 24, 2015, as amended (the “Saunders Agreement”).

Pursuant to the Saunders Agreement, Mr. Saunders received an initial grant of 250,000 stock options, on terms and conditions as approved by the Board of Directors of Tweed (the “Initial Options”). Upon the occurrence of a change of control affecting Tweed, the Initial Options shall accelerate and become vested and exercisable as of immediately prior to such change of control event. With respect to any stock options granted subsequent to the Initial Options (the “Subsequent Options”), if Tweed experiences a change of control event and Mr. Saunders’ employment is subsequently terminated without cause within two (2) years of such change of control, the Subsequent Options (and other unvested equity awards) shall accelerate and become vested and exercisable effective as of the date on which the notice of termination of employment is provided to Mr. Saunders.

Tweed may terminate Mr. Saunders’ employment for cause without notice or payment in lieu of notice, or without cause upon the provision of thirty-four (34) weeks’ notice or payment of base salary in lieu thereof (plus statutory severance pay, if applicable). As a condition of receiving any payments which exceed the statutory requirements for a termination without cause, Mr. Saunders would be required to execute a release in favour of Tweed. Following a termination without cause, Tweed must continue to make the contributions required to maintain Mr. Saunders’ employee health benefits and insurance benefits (if Mr. Saunders is a member of such benefit plans at the time of such termination without cause) for the minimum statutory period as prescribed by the ESA. Mr. Saunders may resign from his employment by providing four (4) weeks’ notice to Tweed. Pursuant to the Saunders Agreement, Mr. Saunders is subject to non-competition and non-solicitation provisions during the period of employment and for 12 months thereafter.

Termination and Change of Control Benefits

A narrative description of the individual payments the Corporation is currently required to make upon termination or a change in control of the Corporation is described above under “– Employment Agreements”. As used herein, “Change of Control” means (a) a sale of all or substantially all of the Corporation’s assets; (b) a merger, consolidation or other capital reorganization or business combination transaction of the Corporation with or into another corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation); or (c) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of all of the Corporation’s then outstanding voting securities.

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs, assuming termination without cause on March 31, 2018 based on their employment agreements in effect at such time:

Name and Position	Severance ($)(1)	Estimated Bonus based on Fiscal 2018 Awards($)(2)
Bruce Linton, Director, Chief Executive Officer and Chair	$925,000	-

Tim Saunders, Chief Financial Officer	$181,339	$117,566.77

Mark Zekulin, President	$194,478.04	$127,877.27

Olivier Dufourmantelle, SVP Strategic Expansion & Continuous Improvement(3)	$31,153.08	$14,467.39

Rade Kovacevic, SVP and Managing Director	$38,795.39	$57,098.43

Notes:

(1)	Severance payments are calculated based on the annualized salary and short-term incentives described herein.
(2)	Bonus payments are calculated based on the annualized bonus payment paid to the NEOs for Fiscal 2018 described herein.
(3)

On April 30, 2018, Mr. Dufourmantelle became the Chief Operating Officer of Canopy Rivers Corporation, a subsidiary of the Corporation. No termination payments were made or payable in connection with such change.

The following table provides details regarding the estimated incremental payments from the Corporation to each of the NEOs, assuming a change of control on March 31, 2018 based on their employment agreements in effect at such time:

Name and Position	Severance ($)(1)	Estimated Bonus based on Fiscal 2018 Awards($)
Bruce Linton, Director, Chief Executive Officer and Chair	$925,000(2)	-

Tim Saunders, Chief Financial Officer	-	-

Mark Zekulin, President	-	-

Olivier Dufourmantelle, SVP Strategic Expansion & Continuous Improvement(3)	-	-

Rade Kovacevic, SVP and Managing Director	-	-

Notes:

(1)	Severance payments are calculated based on the annualized salary and short-term incentives described herein.
(2)	This severance payment would only be payable by the Corporation to HBAM in the event that HBAM elects to terminate the Linton Agreement within sixty (60) days of a change of control.
(3)

On April 30, 2018, Mr. Dufourmantelle became the Chief Operating Officer of Canopy Rivers Corporation, a subsidiary of the Corporation. No change of control payments were made or payable in connection with such change, and no such payments are contemplated under the terms of the Dufourmantelle Agreement.

Subject to certain exceptions included in the Omnibus Plan and the terms of the NEO’s employment agreement, the occurrence of a Change in Control (as such term is defined in the Omnibus Plan) will not result in the vesting of unvested awards nor the lapse of any period of restriction pertaining to any Restricted Stock or RSUs (“Unvested Awards”). Subject to the Corporate Governance, Compensation and Nominating Committee reasonably determining otherwise, for the period of 24 months following a

Change in Control, where a participant’s employment or term of office or engagement is terminated for any reason, other than for cause: (i) any Unvested Awards as at the date of such termination are deemed to have vested, and any period of restriction are deemed to have lapsed, as at the date of such termination and become payable as at the date of termination; and (ii) the level of achievement of performance goals for any Unvested Awards that are deemed to have vested pursuant to (i) above, are be based on the actual performance achieved at the end of the applicable period immediately prior to the date of termination.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon exercise of outstanding Options and the weighted average exercise price of the outstanding Options in connection with the Omnibus Plan as at March 31, 2018:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	40,615,021	$11.53	2,709,886

Equity compensation plans not approved by security holders	-	-	-

Total	40,615,021	$11.53	2,709,886

Notes:

(1)

The maximum number of Common Shares issuable from treasury pursuant to awards under the Omnibus Plan cannot exceed 15% of the total outstanding Common Shares from time to time, less the number of Common Shares issuable pursuant to the Corporation’s employee stock purchase plan, which is the only other security-based compensation arrangement of the Corporation.

Stock Option overhang, dilution and burn rates

	2018	2017	2016

Overhang(1)	1.15%	2.01%	3.38%

Dilution(2)	7.32%	5.79%	7.60%

Burn Rate(3)	7.24%	3.65%	5.21%

Notes:

(1)

The total number of Common Shares reserved for issuance to employees, less the number of Options redeemed, expressed as a percentage of the total number of Common Shares outstanding as at March 31st of each year on a diluted basis.

(2)	The total number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at March 31st of each year on a diluted basis.
(3)	The number of Options granted in a fiscal year, expressed as a percentage of the weighted average number of Common Shares outstanding for the fiscal year on a diluted basis.

Director Compensation

The Corporation’s director compensation program is designed to attract and retain qualified individuals. The Corporate Governance, Compensation and Nominating Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Board.

At present, non-employee directors are eligible to receive the following amounts in connection with their service to the Corporation in their capacity as directors.

Fees[1]	Annual Amount ($)
Lead Director Retainer	187,500

Board Retainer	150,000

Audit Committee Chair Retainer	30,000

Audit Committee Member Retainer	10,000

Corporate Governance, Compensation and Nominating Committee Chair Retainer	15,000

Corporate Governance, Compensation and Nominating Committee Member Retainer	10,000

Notes:

(1)	All fee amounts are paid on a monthly basis.

In 2018, the Corporate Governance, Compensation and Nominating Committee worked with GGA, an independent executive compensation consulting firm, to conduct a review of director compensation. At the conclusion of that exercise, the Board approved adjusting director compensation for non-employee directors for fiscal 2019 to the following:

2019 Fees[1]	Annual Amount ($)
Lead Director Retainer	200,000

Board Retainer	150,000

Annual Equity Grant – Options	100,000

Annual Equity Grant – DSUs	50,000

Audit Committee Chair Retainer	30,000

Audit Committee Member Retainer	15,000

Corporate Governance, Compensation and Nominating Committee Chair Retainer	20,000

Corporate Governance, Compensation and Nominating Committee Member Retainer	15,000

Notes:

(1)    All fee amounts are paid on a monthly basis.

Director Compensation Table

The following table provides information regarding the compensation paid to the non-employee directors of the Corporation and includes compensation for their participation as members of the committees of the Board during fiscal 2018.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)(4)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
John Bell(1)	212,500	N/A	58,400	N/A	N/A	N/A	N/A

Murray Goldman	150,000	N/A	-	N/A	N/A	N/A	N/A

Chris Schnarr(2)	190,000	N/A	-	N/A	N/A	N/A	N/A

Peter Stringham(3)	160,750	N/A	-	N/A	N/A	N/A	N/A

Notes:

(1)	Mr. Bell is the Lead Director, a member of the Corporate Governance, Compensation and Nominating Committee and a member of the Audit Committee.
(2)	Mr. Schnarr is the Chair of the Audit Committee and a member of the Corporate Governance, Compensation and Nominating Committee.
(3)	Mr. Stringham is a member of the Audit Committee and the Chair of the Corporate Governance, Compensation and Nominating Committee.
(4)	No option-based awards of the Corporation were granted to Board members in fiscal 2018. Mr. Bell was granted options to purchase shares in the Corporation’s subsidiary Canopy Rivers Corporation.

Outstanding Share-Based Awards and Option-Based Awards

Set forth in the table below is a summary of all share-based and option-based awards held by each of the directors outstanding as of March 31, 2018.

Name	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards, not paid out or distributed ($)
John K. Bell	83,333	2.11	March 31, 2021	2,629,156	N/A	N/A	N/A
	93,750	3.85	September 15, 2022	2,794,688	N/A	N/A	N/A
	200,000	0.60(3)	December 4, 2023	100,000	N/A	N/A	N/A

Chris Schnarr	125,000	3.85	September 15, 2022	3,726,250	N/A	N/A	N/A
Peter Stringham	125,000	3.85	September 15, 2022	3,726,250	N/A	N/A	N/A
Murray Goldman	93,000	1.57	January 21, 2020	2,984,370	N/A	N/A	N/A
	93,000	1.70	June 1, 2020	2,972,280	N/A	N/A	N/A
	100,000	2.95	March 1, 2022	3,071,00	N/A	N/A	N/A
	125,000	3.85	September 15, 2022	3,726,250	N/A	N/A	N/A

Notes:

(1)

Stock options were granted under our Omnibus Plan (as defined below) and each such option is exercisable for one Share. For a description of the terms of stock options granted under our Omnibus Plan, see “Executive Compensation – Compensation Discussion and Analysis – Compensation Components – Omnibus Plan”.

(2)	Values are calculated based on the difference between closing market price of the Common Shares on the TSX on March 31, 2018, which was $33.66, and the exercise price of the options.
(3)	Options were granted on December 4, 2017 to Mr. Bell to purchase shares in the Corporation’s subsidiary Canopy Rivers Corporation at an exercise price of $0.60.

Incentive Plan Awards Vested During the Year

Set forth below is a summary of the value vested during the financial year of the Corporation ended March 31, 2018 in respect of all option-based and share-based awards and non-equity incentive plan compensation granted to the directors.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
John K. Bell	1,629,594	N/A	N/A

Chris Schnarr	481,332	N/A	N/A

Peter Stringham	315,000	N/A	N/A

Murray Goldman	796,430	N/A	N/A

Notes:

(1)

Represents the value of potential gains from options that vested during fiscal 2018. Values are calculated based on the difference between closing market price for the Common Shares on the TSX on the vesting date and the exercise price. The actual value realized by a director will be the difference between the market price and the option exercise price upon exercise of the options.

Indebtedness of Directors and Executive Officers

None of the Corporation’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended March 31, 2018, indebted to the Corporation or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interest of Certain Person in Matters to be Acted Upon

No person or company who is, or at any time since the beginning of the Corporation’s financial year ended March 31, 2018 was, a director or executive officer of the Corporation, and no person who is a proposed management nominee for election as a director of the Corporation, or an associate or affiliate of any such director, executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

Each director and executive officer of the Corporation has agreed to vote all of such individual’s Common Shares FOR the Transaction Approval Resolution.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which the Corporation has participated since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

Interest of Management in Material Transactions

Bedrocan leases its operating facility at 16 Upton Road, Toronto, Ontario and 43 Upton Road Toronto, Ontario from Goldman (16 Upton) Limited and Goldman (Upton) Ltd., respectively. Murray Goldman, a director of the Corporation, is an officer, director and holds a majority interest in Goldman Holdings Ltd., which is an affiliate of Goldman (16 Upton) Limited and Goldman (Upton) Ltd. Furthermore, and pursuant to its amended lease agreement, there is a $2,000,000 loan to Bedrocan in connection with the construction of the Bedrocan manufacturing facility, which carries an interest rate of 10% per annum and is payable to Bedrocan’s landlord over a period ending July 1, 2024 (the “Goldman Loan”). The Goldman Loan is payable over the initial term of the amended lease by way of additional monthly rent of approximately $27,100. In connection with the arrangement, the Corporation entered into an indemnification agreement with Goldman (16 Upton) Limited and Goldman (Upton) Ltd. pursuant to which the Corporation will indemnify Bedrocan’s obligations under leases for its operating facilities.

On November 1, 2016, the Corporation entered into a Memorandum of Understanding with the Goldman Group to expand the Corporation’s cannabis production capacity and geographic footprint. Murray Goldman, a director of the Corporation is also the founder of The Goldman Group. The Goldman Group will acquire new properties across Canada for the design and/or build of new production facilities for the Corporation. Subject to the Corporation’s approval, these facilities will be constructed to the Corporation’s proprietary specifications as they are defined by established production methods for each of its subsidiaries and leased back to the Corporation. The Goldman Group through its affiliates owns approximately 1.2% of the outstanding Common Shares and is already the landlord of Bedrocan’s properties. In connection with the Memorandum of Understanding, 10252832 Canada Inc., a subsidiary of the Corporation, entered into a lease agreement on August 15, 2017, with The Goldman Group, for the building and land at 4103 84 Avenue, Edmonton (the “Edmonton Facility”). The Corporation has submitted an application to become a Licensed Producer under the ACMPR at the Edmonton Facility.

Shareholder Proposals for 2019 Annual Meeting

Management will consider proposals from Shareholders to include as items in the management information circular for the Corporation’s 2019 annual meeting. The proposals must be received by the Corporation by June 28, 2019.

Price Range and Trading Volume of the Common Shares

The outstanding Common Shares are listed on the TSX and the New York Stock Exchange under the trading symbols “WEED” and “CGC”, respectively. The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the Common Shares as reported by the TSX, being the market on which the Common Shares are principally traded, for the six-month period preceding the date of this Circular.

	TSX
	Price Range ($)CAD
	High	Low	Volume
August 1 – 22, 2018	52.50	32.01	97,040,100
July 2018	40.20	31.81	73,678,900
June 2018	48.72	36.17	155,067,300
May 2018	39.50	28.76	83,643,800
April 2018	33.24	23.88	108,808,900
March 2018	34.71	26.99	115,318,900
February 2018	31.77	20.85	114,638,000

Prior Purchases and Sales

The following table summarizes the issuances of Common Shares, warrants, convertible notes, Options and RSUs purchased or sold by the Corporation within the 12-month period preceding the date of this Circular, excluding securities purchased or sold pursuant to the exercise of employee stock options, RSUs, warrants and conversion rights.

Date of sale	Price per Common Share, exercise price or conversion price per Option, RSU, warrant or convertible note (as applicable) ($)	Number and Type of Securities	Reasons for issuance
August 24, 2017	$8.84	25,000 Stock Options	Option Grant
August 28, 2017	$8.96	111,669 Common Shares	Common shares issued for acquisition
September 7, 2017	$8.9794	111,366 Common Shares	Common shares issued for acquisition
September 8, 2017	$10.56	175,000 Stock Options	Option Grant
September 15, 2017	$10.27	617,500 Stock Options	Option Grant
September 18, 2017	$10.27	27,500 Stock Options	Option Grant

Date of sale	Price per Common Share, exercise price or conversion price per Option, RSU, warrant or convertible note (as applicable) ($)	Number and Type of Securities	Reasons for issuance
November 2, 2017	$12.98	18,876,901 Common Shares	Common shares issued for private placement
November 2, 2017	$12.98	18,876,901 Warrants	Warrants issued for private placement
November 16, 2017	$18.46	1,002,500 Stock Options	Option Grant
December 4, 2017	$18.00	350,000 Stock Options	Option Grant
December 5, 2017	$18.25	100,000 Stock Options	Option Grant
December 11, 2017	$19.42	100,000 Stock Options	Option Grant
January 24, 2018	34.87	24,577 Common Shares	Common shares issued for acquisition
February 7, 2018	$34.60	5,800,000 Common Shares	Bought Deal Offering
February 9, 2018	$9.85	243,493 Common Shares	Common shares issued in connection with acquisition
February 12, 2018	$26.7157	117,253 Common Shares	Common shares issued for acquisition
February 15, 2018	$27.99	2,218,000 Stock Options	Option Grant
February 16, 2018	$27.99	300,000 Stock Options	Option Grant
February 20, 2018	$11.41	155,158 Common Shares	Common shares issued for acquisition
February 20, 2018	$26.50	260,000 Stock Options	Option Grant
February 26, 2018	$27.89	100,000 Stock Options	Option Grant
March 5, 2018	$28.99	80,000 Stock Options	Option Grant
March 15, 2018	$31.10	300,000 Stock Options	Option Grant
March 19, 2018	$32.52	25,000 Stock Options	Option Grant
March 26, 2018	$33.41	75,000 Stock Options	Option Grant
March 30, 2018	$33.66	820,000 Stock Options	Option Grant
April 16, 2018	$30.90	50,735 Common Shares	Common shares issued for acquisition
April 27, 2018	$28.66	17,584 Restricted Share Units	Restricted Share Unit Grant
May 11, 2018	$30.12	332,009 Common Shares	Common shares issued to secure an option to purchase certain assets
May 16, 2018	$10.33	250,817 Common Shares	Common shares issued for acquisition
May 30, 2018	$28.76	666,362 Common Shares	Common shares issued for acquisition
June 15, 2018	$32.41	20,641 Common Shares	Common shares issued for acquisition
June 20, 2018	$48.18	10,377,750 Convertible Notes	Convertible Note offering
June 22, 2018	$48.18	2,075,550 Convertible Notes	Convertible Note offering
June 29, 2018	$40.51	52,871 Restricted Share Units	Restricted Share Unit Grant
July 5, 2018	$31.36	595,184 Common Shares	Common shares issued for acquisition
July 5, 2018	$29.6606	674,821 Common Shares	Common shares issued to secure an option to purchase certain assets

Date of sale	Price per Common Share, exercise price or conversion price per Option, RSU, warrant or convertible note (as applicable) ($)	Number and Type of Securities	Reasons for issuance
July 5, 2018	$29.6606	12,619,148 Common Shares	Common shares issued for acquisition
July 5, 2018	$11.41	155,158 Common Shares	Common shares issued in connection with acquisition
July 10, 2018	$29.19	1,193,237 Common Shares	Common shares issued for acquisition
July 16, 2018	$10.492	752,451 Common Shares	Common shares issued for acquisition
July 16, 2018	$9.85	134,281 Common Shares	Common shares issued in connection with acquisition
July 18, 2018	$37.20	53,764 Common Shares	Common shares issued in connection with acquisition
August 3, 2018	$30.145	3,076,941 Common Shares	Common shares issued for acquisition
August 3, 2018	$1.32	94,752 Stock Options	Replacement options granted in connection with acquisition
August 3, 2018	$3.96	93,103 Stock Options	Replacement options granted in connection with acquisition
August 3, 2018	$9.24	73,764 Stock Options	Replacement options granted in connection with acquisition
August 3, 2018	$24.12	276,463 Stock Options	Replacement options granted in connection with acquisition
August 3, 2018	$22.32	29,923 Stock Options	Replacement options granted in connection with acquisition
August 10, 2018	$32.426	7,728 Common Shares	Common shares issued in connection with acquisition
August 13, 2018	$36.02	69,405 Common Shares	Common shares issued in connection with addendum to license agreement
August 14, 2018	$48.60	12,344 Restricted Share Units	Restricted Share Unit Grant
August 16, 2018	$40.68	2,540,000 Stock Options	Option Grant

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis (“MD&A”) for the financial year ended March 31, 2018. In addition, Shareholders may obtain copies of the Corporation’s annual financial statements and MD&A and this Circular without charge upon request to the Corporation by phone at 1-855-558-933 or email at tmx@canopygrowth.com. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder of the Corporation.

If you have questions or need assistance with the completion and delivery of your proxy, you may contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-877-657-5857 (toll free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

Approval of the Board of Directors

The contents of this Circular and the sending of it to each director of the Corporation, to the auditor of the Corporation, to the Shareholders and to the appropriate governmental agencies, have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario this 22nd day of August 2018.

Bruce Linton

Co-Chief Executive Officer and Chairman of the Board

Schedule A – Transaction Approval Resolution

BE IT RESOLVED as an ordinary resolution that:

1.        The issuance of 104,500,000 common shares in the capital of the Corporation (“Common Shares”) and 139,745,453 warrants to purchase Common Shares (“Warrants”), including the issuance of up to 139,745,453 Common Shares, from time to time, on exercise of outstanding Warrants, to CBG Holdings LLC (“CBG”) (or its affiliates or permitted assignees), which issuance could materially affect control of the Corporation, pursuant to a private placement transaction, in each case, subject to the terms and conditions of the subscription agreement between CBG and the Corporation dated August 14, 2018, as the same may be amended, supplemented or otherwise modified in accordance with the terms therein (the “Subscription Agreement”), and the performance by the Corporation of its obligations thereunder, all as more particularly described in the management information circular dated August 22, 2018 of the Corporation accompanying the notice of meeting, as it may be amended, modified or supplemented in accordance with the Subscription Agreement, is hereby authorized and approved (the “Investment”).

2.        The Subscription Agreement and transactions contemplated thereby, actions of the directors of the Corporation in approving the Subscription Agreement, and actions of the directors and officers of the Corporation in executing and delivering the Subscription Agreement, and any amendments, modifications or supplements thereto, are hereby ratified, authorized and approved.

3.        The entry into the investor rights agreement between the Corporation, CBG (or its affiliate or permitted assignee) and Greenstar Canada Investment Limited Partnership (the “Investor Rights Agreement”), and the performance by the Corporation of its obligations thereunder, including, for certainty, the issuance of Common Shares, Warrants and any other securities thereunder, whether debt or equity, and whether convertible or exercisable into or exchangeable for common shares, or otherwise, pursuant to the “Pre-Emptive Right”, the “Top-Up Right” or otherwise (each as described in the Investor Rights Agreement); are hereby authorized and approved.

4.        The entry into the administrative services agreement between the Corporation and Constellation Brands Inc. (or its affiliate or permitted assignee) (the “Administrative Services Agreement”) and the performance by the Corporation of its obligations thereunder, and the receipt of services by the Corporation from Constellation Brands Inc. and its affiliates thereunder, is authorized and approved.

5.        Upon closing of the transactions described in the Subscription Agreement (the “Closing”) and subject to the conditions set forth in the Investor Rights Agreement: (a) Murray Goldman and Chris Schnarr are removed as directors of the Corporation, and (b) the following persons be and are hereby elected directors of the Corporation to hold the position until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed in accordance with the by-laws and the applicable provisions of the Investor Rights Agreement: William Newlands, David Klein and Judy Schmeling as directors of the Corporation , with the result being, that on Closing, the following persons shall be the directors of the Corporation: Bruce Linton, John Bell, Peter Stringham, William Newlands, David Klein and Judy Schmeling. For greater certainty, upon the Closing, any directors of the Corporation other than the foregoing individuals shall be removed as directors of the Corporation.

6.        Any officer or director (each an “Authorized Signatory”) be and is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such Authorized Signatories determine may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

7.        Subject to the terms and conditions of the Subscription Agreement, notwithstanding the foregoing approvals, the directors of the Corporation be and are hereby authorized not to proceed with the Investment and the transactions contemplated by the Subscription Agreement.

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Schedule B – Fairness Opinion

August 14, 2018

Board of Directors

Canopy Growth Corporation

1 Hershey Dr.

Smith Falls, ON

K7A 0A8

Canada

Members of the Board of Directors:

We understand that Canopy Growth Corporation (the “Corporation”) is proposing to enter into an agreement (the “Subscription Agreement”) pursuant to which the Corporation intends to issue and sell to CBG Holdings LLC (the “Purchaser”), on a private placement basis: (i) 104,500,000 common shares of the Corporation (the “Common Shares”) at a price of $48.60 and (ii) 88,472,861 Tranche A Common Share purchase warrants (the “Tranche A Warrants”) and 51,272,592 Tranche B Common Share purchase warrants (the “Tranche B Warrants”) for an aggregate purchase price of $5,078,700,000 (together, the “Investment”).

We also understand that (a) each Tranche A Warrant will entitle the holder to acquire one additional Common Share from the Corporation at an exercise price of $50.40 per share, at any time until the third anniversary of the closing date for the Investment (the “Closing Date”) and (b) each Tranche B Warrant will entitle the holder to acquire one additional Common Share from the Corporation at an exercise price per share equal to the five-day volume-weighted average trading price of the Common Shares on the TSX at the time of exercise, at any time after the exercise of all of the Tranche A Warrants until the third anniversary of the Closing Date.

Further, we understand that, upon completion of the Investment, the Purchaser, Greenstar Canada Investment Limited Partnership (“Greenstar”) and the Corporation will enter into an amended and restated investor rights agreement (the “Amended Investor Rights Agreement”) providing for, among other things, certain governance and approval rights in favour of the Purchaser, Greenstar and Constellation Brands, Inc. (collectively, “CBG Group”) and replacing an investor rights agreement dated November 2, 2017 (the “Original Investor Rights Agreement”) between Greenstar and the Corporation and a

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commercialization agreement dated November 2, 2017 (the “Commercialization Agreement”) between Greenstar and the Corporation.

We understand that you have been advised that the Investment constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and, although exempt from the formal valuation requirement, is subject to “minority approval” thereunder, at a special meeting (the “Special Meeting”) of the holders of the Common Shares (“Shareholders”) that will be convened by the Corporation for such purpose. We also understand that completion of the Investment will be subject to certain regulatory and stock exchange approvals, as set forth in the Subscription Agreement. We also understand that all material facts with respect to the Investment will be described in a management information circular of the Corporation (the “Circular”) that will be mailed to Shareholders in connection with the Special Meeting.

All references to “$” in this letter are to Canadian dollars.

Engagement of Greenhill

The Corporation initially contacted Greenhill & Co. Canada Ltd., a subsidiary of Greenhill & Co., Inc. (collectively, “Greenhill”) concerning the Investment on about July 28, 2018. By letter agreement dated August 14, 2018 (the “Engagement Agreement”), the Corporation formally retained Greenhill to act as exclusive financial advisor to the Corporation and its board of directors (the “Board of Directors”) in connection with the Investment and any alternative transaction proposal that may be presented for consideration by the Board of Directors prior to completion of the Investment or termination of the Subscription Agreement.

Pursuant to the Engagement Agreement, you have asked for our written opinion (the “Opinion”) as to whether, as of the date hereof, the consideration to be received by the Corporation pursuant to the Investment is fair, from a financial point of view, to the Corporation. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Investment, or the relative merits of the Investment including the Amended Investor Rights Agreement as compared to other potential strategies or transactions that may be available to the Corporation.

Greenhill will be paid a fee upon delivery of this Opinion, which is not contingent upon completion of the Investment or any other transaction. The Corporation has also agreed to pay us an additional fee upon completion of the Investment, to reimburse Greenhill for its reasonable expenses and to indemnify Greenhill and its representatives in respect of certain liabilities that might arise out of our engagement.

Greenhill understands that, subject our providing our separate written consent, this Opinion will be referred to in the Circular and a copy of this Opinion will be attached to the Circular.

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Relationship with Interested Parties

Greenhill is not an insider, associate or affiliate (as each such term is defined in the Securities Act (Ontario)) of either the Corporation or CBG Group or any of their respective subsidiaries, associates or affiliates (collectively the “Interested Parties”) nor is it a financial advisor to any Interested Party or any other person in connection with the Investment, except for acting as financial advisor to the Board of Directors in connection with the Investment.

Greenhill is not a lender or securities underwriter and does not trade in, or make trading recommendations with respect to, the Corporation’s securities. During the two years preceding the date of this Opinion, we have been engaged by, performed services for, and received compensation from the Corporation, including with respect to the Corporation’s pending acquisition of Hiku Brands Company Ltd. announced on July 10, 2018.

Other than as described above, there are no other understandings, agreements or commitments between Greenhill and any of the Interested Parties with respect to any current or future business dealings which would be material to this opinion. Greenhill may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

Credentials of Greenhill

Greenhill is a leading independent investment bank that provides financial advice on significant mergers and acquisitions, divestitures, restructurings, financings, capital raisings and other transactions to a diverse client base, including corporations, partnerships, institutions and governments around the world. Greenhill & Co., Inc. is an independent firm and its common stock is listed on the New York Stock Exchange. Greenhill focuses exclusively on advisory services, and has no research, trading, lending, underwriting, investment management or related activities. Greenhill has provided advisory services in the Canadian market since 2006.

The opinion expressed in this Opinion has been approved by a committee of our managing directors and legal counsel, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinions and investment banking advisory matters.

Scope of Review

For purposes of this Opinion, we have reviewed or relied upon:

1.	a draft dated August 14, 2018 of the Subscription Agreement

2.	a draft dated August 14, 2018 of the Amended Investor Rights Agreement;

3.	drafts dated August 13, 2018 of the certificates representing the Tranche A Warrants and the Tranche B Warrants;

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4.

a draft of the Corporation’s unaudited condensed interim consolidated financial statements and management’s discussion and analysis of the financial condition and results of operations for the three months ended June 30, 2018 and 2017;

5.	the audited financial statements, management’s discussion and analysis and annual information forms of the Corporation for the fiscal years ended March 31, 2018, 2017 and 2016;

6.	the Corporation’s short form prospectus dated January 31, 2018 qualifying the distribution of 5,800,000 Common Shares at $34.60 per share;

7.	the Corporation’s management information circular dated August 11, 2017 for the annual meeting of shareholders held on September 15, 2017;

8.	the material change reports and press releases filed on www.sedar.com by the Corporation since April 1, 2017;

9.	certain other publicly available business, operating and financial information relating to the Corporation that we deemed relevant;

10.	the historical market prices and trading activity for the Common Shares and analyzed its implied valuation multiples;

11.	the estimates and price targets of selected equity research analysts who follow the Common Shares and are unaffiliated with Greenhill;

12.

certain information, including internal financial forecasts and other financial and operating data, concerning the Corporation supplied to or discussed with us by management of the Corporation (“Corporation Forecast”);

13.	discussions with senior executives of the Corporation of the past and present operations and financial condition and the prospects of the Corporation;

14.	the financial terms of the Corporation’s public offerings and private placements of Common Shares since May 2014, including Greenstar’s prior investments in the Corporation;

15.	the Original Investor Rights Agreement associated with Greenstar’s prior private placement in October 2017;

16.

comparisons of the consideration to be received by the Corporation pursuant to the Investment with the financial terms, to the extent publicly available, of certain transactions that we deemed comparable and relevant;

17.

comparisons of the consideration to be received by the Corporation pursuant to the Investment with values for the Common Shares derived from or based on certain financial information and trading valuations of certain publicly traded companies that we deemed comparable and relevant;

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18.

comparisons of the consideration to be received by the Corporation pursuant to the Investment with present values for the Common Shares derived by discounting future cash flows and a terminal value for the Corporation at discount rates that we deemed appropriate;

19.	a certificate addressed to Greenhill from certain senior officers of the Corporation regarding the Corporation Forecast and other information relied upon by us in the preparation of this Opinion; and

20.	such other information, analyses and investigations and as we considered appropriate in the circumstances.

In addition, we have participated in discussions with LaBarge Weinstein LLP, external counsel to the Corporation and with our external counsel, McCarthy Tétrault LLP.

In preparing this Opinion, to the best of our knowledge, the Corporation did not deny access to any information requested by us.

Assumptions and Limitations

With your permission, we have assumed and relied upon, without independent verification, the accuracy, completeness and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from publicly available sources, or supplied or otherwise made available to us by the Corporation, including the information and discussions referred to above under “Scope of Review.” Greenhill did not meet with the Corporation’s auditors or any other third party to verify any such information.

With respect to the Corporation Forecast, we have assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Corporation. We express no opinion with respect to the Corporation Forecast or the assumptions upon which they are based, although we note that the preparation of any future-oriented financial information involves the application of management’s subjective judgements about future conditions and is inherently subject to uncertainty. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Corporation or the Purchaser, nor have we been furnished with any such evaluation or appraisal.

We have assumed that the Investment will be consummated in accordance with the terms to be set forth in a final, executed Subscription Agreement, which we have further assumed will be identical in all material respects to the latest draft thereof that we have reviewed, and without waiver or modification of any terms or conditions the effect of which would be in any way meaningful to our financial analysis. We have also assumed, without independent verification, that all of the Corporation’s representations and warranties in the Subscription Agreement are true and correct in all material respects.

We have further assumed that all shareholder, governmental, regulatory, stock exchange and other consents and approvals necessary for the consummation of the Investment will

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be obtained without any effect on the Corporation, the Investment or the contemplated benefits of the Investment that would be in any way meaningful to our financial analysis.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Corporation and the Purchaser and their respective advisors with respect to all such issues.

The Corporation has represented to us, in a certificate of two senior officers of the Corporation dated the date hereof, that to the best of their knowledge, information and belief, after due inquiry and subject to the qualifications therein, among other things, (i) the financial and other information, data, advice, opinions, representations and other material (financial or otherwise) provided to us by or on behalf of the Corporation, including the written information and discussions concerning the Corporation referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete, true and correct at the date the Information was provided to us and was and is as of the date of the certificate, complete, true and correct in all material respects and did not and does not contain a misrepresentation, and (ii) since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation or any of its affiliates and there has been no change in any material fact or any material element of any of the Information or any new material fact, any of which is of a nature as to render any portion of the Information untrue or misleading in any material respect or which could reasonably be expected to have a material effect on our opinion.

Our Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this Opinion, and we do not have any obligation to update, revise, or reaffirm this Opinion.

This Opinion addresses only the fairness to the Corporation, from a financial point of view, of the consideration to be received by the Corporation pursuant to the Investment. We are not expressing any view or opinion as to any other terms or aspect of the Investment, including the form, terms or conditions of the Subscription Agreement, the Amended Investor Rights Agreement, the Original Investor Rights Agreement, the Commercialization Agreement or any other agreement or instrument entered into or amended in connection with the Investment. Our Opinion does not address the relative merits of the Investment as compared to other business strategies or potential transaction opportunities that may be available to the Corporation. We are also not expressing any view or opinion as to the impact of the Investment on the solvency or the viability of the Corporation or its ability to pay its respective obligations when they come due. We also express no view or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation, corporate governance or other similar professional advice and we assume that opinions, counsel and interpretations regarding such matters have been or will be obtained from the appropriate professional sources.

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Our Opinion has been provided to the Board of Directors for its exclusive use only in considering the Investment and may not be published, disclosed to or relied upon any other person, or used for any other purpose, without our prior written consent. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Investment, the Subscription Agreement or the Amended Investor Rights Agreement, nor as a recommendation to any Shareholder as to how to vote at the Special Meeting, nor as an opinion concerning the trading price or value of any securities of the Corporation following the announcement or completion of the Investment.

Although we reserve the right to change or withdraw our Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Approaches to Financial Fairness

In considering the fairness, from a financial point of view, of the consideration to be received by the Corporation pursuant to the Investment, Greenhill principally considered and relied upon the following business valuation methodologies: (i) an analysis of the financial multiples of selected comparable companies whose securities are publicly traded; (ii) an analysis of the financial multiples, to the extent publicly available, of selected precedent transactions involving cannabis companies; and (iii) a discounted cash flow analysis of the Corporation. All financial analyses were conducted with information available as of market close on August 14, 2018.

Greenhill believes that our financial analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all analyses and factors together, could create a misleading view of the process underlying this Opinion. Greenhill notes that the selection of comparable companies and comparable transactions involves considerable subjectivity, particularly among companies engaged in an emerging industry, operating in a rapidly evolving regulatory environment, having low or negative EBITDA, earnings or free cash flows and stock price volatility and in the context of a transaction involving the issuance of securities conferring a potential controlling interest on a single investor.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following description is intended to satisfy the guidance contained in Multilateral CSA Staff Notice 61-302 – Staff Review and Commentary on Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions and is not intended to permit, and should not be construed as permitting, any person other than the Board of Directors to rely upon our Opinion.

Comparable Companies Approach

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Greenhill compared selected financial data of the Corporation with similar data for selected publicly traded cannabis companies having enterprise values greater than $1.0 billion, none of which is identical to the Corporation and certain of which may have characteristics that are materially different from the Corporation’s.

For each of the selected companies, Greenhill considered the multiple of enterprise value (“EV”) (defined as fully-diluted equity value, less cash and cash equivalents, plus total debt which included mortgages, term loans and finance leases, and minority interests) to estimated revenue and EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for fiscal years ending March 31, 2020 and 2021 based on consensus research analyst estimates (“Consensus Estimates”). Multiples for fiscal year ending 2020 and 2021 were used given that the estimates for fiscal year ending 2019 were less meaningful. The multiples were based on the selected companies’ closing share prices on August 14, 2018 and on other publicly available information.

The following table represents the results of this analysis:

Company	EV / Revenue		EV / EBITDA
	FY 2020E	FY 2021E	FY 2020E	FY 2021E
Aurora Cannabis	6.6x	N.A.	19.9x	10.5x
Aphria	N.A.	N.A.	10.9x	N.A.
Cronos Group	9.4x	3.5x	28.6x	8.5x
Selected Range	6.6 – 9.4x	2.5 – 4.5x	10.9 – 28.6x	8.5 – 10.5x

While Greenhill did not consider any of the companies reviewed to be directly comparable to the Corporation, Greenhill believed that they shared certain business, financial, and/or operational characteristics with those of Corporation and we used our professional judgement in selecting the most appropriate trading multiples.

Precedent Transaction Approach

Greenhill examined selected precedent public market M&A transactions involving companies in the cannabis industry. While the selected companies operate in a similar industry as that of the Corporation, we note that none of them is identical to the Corporation. Moreover, and importantly, we note that none of the precedent transactions involved an investment in a cannabis company pursuant to which the investor obtained a contractual right to acquire a controlling interest (>50%) in the issuer.

For each of the selected transactions, Greenhill considered the ratio of the target company’s EV, implied by the transaction value, to the Consensus Estimates of two-year and three-year forward revenue and EBITDA following announcement of the transaction, where publicly available. The two-year and three-year forward Consensus Estimates equate to fiscal year ending March 31, 2020 and 2021 respectively for the Corporation.

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Based on the results of this analysis and other factors that Greenhill considered appropriate, Greenhill selected multiple reference ranges based on its professional judgement. Greenhill placed an emphasis on transactions greater than $1.0 billion in value and that were consummated in 2018, to account for recent legal and regulatory changes in Canada. Our analysis yielded two transactions which, in our judgment, met the aforementioned criteria:

Date	Acquirer	Target	Enterprise Value /
			FY2 Revenue	FY3 Revenue	FY2 EBITDA	FY3 EBITDA

May-18	Aurora Cannabis	MedReleaf	8.5x	4.8x	23.0x	11.0x

Jan-18	Aurora Cannabis	CanniMed Therapeutics	13.9x	10.1x	27.4x	14.1x

Selected Range			8.5 – 13.9x	4.8 – 10.1x	23.0 – 27.4x	11.0 – 14.1x

Based on Greenhill’s professional judgement, no company or transaction utilized in the precedent transaction analysis may be considered directly comparable to the Corporation or the Investment.

Discounted Cash Flow (“DCF”) Approach

In this approach, unlevered free cash flows are discounted at a specific rate to determine the present value. The present value of a terminal value, representing the value of unlevered free cash flows beyond the end of the forecast period, is added to arrive at a total aggregate value. Outstanding debt and minority interest is subtracted and outstanding cash is added to arrive at an equity value. The equity value is then divided by the fully-diluted share count in order to arrive at an implied price per share.

The DCF approach requires that certain assumptions be made by Greenhill regarding, among other things, terminal values and discount rates. As part of the DCF approach, we reviewed and relied upon the Corporation Forecast prepared and provided by management, including management’s assumptions therein.

In performing this analysis, Greenhill used the forecasted unlevered free cash flows (defined as earnings before interest and taxes; less taxes, capital expenditures and change in net non-cash working capital; plus depreciation and amortization) for the Corporation through the fiscal year ending March 31, 2024, as provided to Greenhill in the Corporation Forecast.

Greenhill calculated a range of terminal values of the Corporation by applying a terminal value multiple range of 12.0x to 18.0x to the estimated fiscal year 2024 EBITDA from the Corporation Forecast. This terminal value multiple range was selected by Greenhill in its professional judgment with due consideration given to the long-term growth profile of the Corporation based on Greenhill’s discussions with management. The unlevered free cash flows and the range of terminal values were then discounted to present values as at August

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14, 2018 using a range of discount rates from 12.0% to 24.0%. The discount rates were derived by Greenhill based upon an analysis of the weighted average cost of capital of the Corporation. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for net debt (total debt and minority interests less cash and cash equivalents) and non-controlling interests.

Other Considerations

Greenhill assessed the value attributable to Tranche A Warrants using the Black-Scholes formula. In applying the Black-Scholes formula to value the Tranche A Warrants, we took into account the high level of trading volatility in the historical trading price of the Common Shares. Because the Tranche B Warrants have no fixed exercise price and become exercisable only following the exercise of all of the Tranche A Warrants, we were unable to determine a specific value for the Tranche B Warrants using the Black-Scholes formula. Consequently, for purposes of our financial analyses, we ascribed a nominal value to each Tranche B Warrant.

As reference points, Greenhill also considered the trading range of the Common Shares since the Corporation’s initial public offering and original listing on the Toronto Stock Exchange on February 1, 2017, including the all-time high, and the volume-weighted average price for cumulative volume equal to one turn of the Corporation’s float.

Additionally, as reference points, Greenhill considered research analyst target prices for the Common Shares. Furthermore, Greenhill considered the prices at which the Common Shares were previously issued, either through private placements or public offerings.

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Conclusion

Based upon and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion that, as of the date hereof, the consideration to be received by the Corporation pursuant to the Investment is fair, from a financial point of view, to the Corporation.

Very best regards,

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Schedule C – Consent of Financial Advisor

Greenhill & Co. Canada Ltd., a subsidiary of Greenhill & Co., Inc., hereby consents to the references to our firm and to our opinion letter dated August 14, 2018 (“Fairness Opinion”) in the management information statement and proxy circular of Canopy Growth Corporation (the “Corporation”) dated August 22, 2018 (the “Circular”), and to the inclusion of the full text and a summary of our Fairness Opinion as an attachment to the Circular. We are providing this consent solely to meet the requirements of applicable securities laws and, in providing our consent, we do not intend or permit that any person other than the board of directors of the Corporation (the “Board”) shall rely upon our Fairness Opinion, which is intended solely for the use and benefit of the Board in considering the Transaction (as such term in defined in the Circular).

Dated at Toronto, Canada this 22 day of August, 2018

Yours truly,

(Signed) “Greenhill & Co. Canada Ltd.”

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Questions? Need Help Voting?

Please contact our Strategic Shareholder Advisor and Proxy

Solicitation Agent, Kingsdale Advisors

CONTACT US:

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1-877-657-5857

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